As filed with the Securities and Exchange Commission on November 7, 2007

                                                    Registration No. 333-147086

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 1 TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                   ----------

                    ASIA AUTOMOTIVE ACQUISITION CORPORATION
                        (EXACT NAME OF CO-REGISTRANT AS
                           SPECIFIED IN ITS CHARTER)
                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      6770
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   20-3022522
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)


                                   ----------

                          199 PIERCE STREET, SUITE 202
                            BIRMINGHAM, MICHIGAN 480
                                 (248) 593-8330
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                    WILLIAM R. HERREN, CHAIRMAN OF THE BOARD

             199 PIERCE STREET, SUITE 202 BIRMINGHAM, MICHIGAN 48009

                                 (248) 593-8330
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   ----------

                                   Copies to:

                                 SCOTT M. NORTON
                                 NORTON & NORTON
                          199 PIERCE STREET, SUITE 202
                           BIRMINGHAM, MICHIGAN 48009
                            TELEPHONE: (248) 203-9940
                               FAX: (248) 203-9950

                                PAUL M. KAVANAUGH
                                   JOHN SHARP
                                 STROBL & SHARP
                       300 EAST LONG LAKE ROAD, SUITE 200
                           BLOOMFIELD, MICHIGAN, 48304
                            TELEPHONE: (248) 540-2300
                               FAX: (248) 645-2690


CALCULATION OF REGISTRATION FEE



                                                                Proposed Maximum     Proposed Maximum
   Title of each Class of Security            Amount being       Offering Price          Aggregate              Amount of
         being registered                      Registered        Per Security(l)      Offering Price(l)     Registration Fee
Units, each consisting of one
share of Common Stock, $.001 par
value, and one Warrants (1)                 5,031,250 Units         $  8.00(4)         $  40,250,000          $     1,228

Shares of Common Stock included as
part of the Units                           5,031,250 Shares                                                           (2)

Warrants included as part of the Units      5,031,250 Warrants                                                         (2)

Shares of Common Stock underlying
the Warrants included in the Units (3)      5,031,250 Shares        $  5.00            $  25,156,250          $       772

Representative's Unit Purchase Option               1               $   100            $      100.00                   (2)

Units underlying the
Representative's Unit Purchase
Option ("Underwriter's Units")(3)             350,000 Units         $ 10.00            $   3,500,000          $       107

Shares of Common Stock included as
part of the Underwriter's Units(3)            350,000 Shares                                                           (2)

Warrants included as part of the
Underwriter's Units(3)                        350,000 Warrants                                                         (2)

Shares of Common Stock underlying
the Warrants included in the
Underwriter's Units(3)                        350,000 Shares        $  6.65            $   2,327,500          $        71

Total Fee Due                                                                                                 $     2,178



------------



(1) Based on the market price of the Units or exercise price for the purpose of calculating the registration fee pursuant to Rule 457(f) (l) and Rule 457(g) (l).



(2)  No fee pursuant to Rule 457(g).



(3) Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Warrants.



(4) Based on the market price of a share of AAAC common stock on October 31, 2007.



     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and all other conditions to the acquisition contemplated by the Agreement and Plan of Merger described in the enclosed proxy statement have been satisfied or waived.

     If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act., check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[X]  Filed by the Registrant

[ ]  Filed by a Party other than the Registrant

Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to section 240.14a-12

ASIA AUTOMOTIVE ACQUISITION CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ]  No fee required.

[X]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid

     (2)  Form, Schedule or Registration Statement No.

     (3)  Filing Party

     (4)  Date Filed

ASIA AUTOMOTIVE ACQUISITION CORPORATION
199 PIERCE STREET, SUITE 202
BIRMINGHAM, MICHIGAN 48009

To the Stockholders of Asia Automotive Acquisition Corporation:


You are cordially invited to attend a special meeting of the stockholders of Asia Automotive Acquisition Corporation. ("AAAC"), relating to its proposed Equity Acquisition of Hunan Tongxin Enterprise Co. Ltd. ("Hunan Tongxin"), a Chinese company engaged in the design, manufacturing and sales of Engineered Vehicle Body Structures ("EVBS"), body panels and die design and fabrication in the Peoples Republic of China ("PRC"). The meeting will be held at ___________.


Eastern Time, on _________, 2007, _________________________________________. At
this meeting, you will be asked to consider and vote upon the following proposals:


1. To approve an Equity Acquisition Agreement ("EAA"), and the agreements contemplated by the EAA dated as of July 24, 2007 among AAAC, Hunan Tongxin and the Hunan Tongxin Stockholders (collectively, the "Hunan Tongxin Parties"). The Hunan Tongxin Parties have already approved the EAA and the required approvals of the Chinese government and regulatory agencies have been obtained.



2. To approve the merger of AAAC with and into a wholly owned subsidiary to be formed under the laws of British Virgin Islands ("BVI") with the name Tongxin International, Ltd. ("TI") for the purposes of redomestication of the company to the BVI (the "Redomestication"). The name "Tongxin International, Ltd, has been reserved in the BVI.


If these proposals are approved:


*    We will acquire an operating business in China;



* We will change our corporate domicile from the State of Delaware to the BVI which means we will be governed by the laws of the BVI;



* We will change our corporate name to "Tongxin International, Ltd." as a result of the Redomestication;



* Initially, and for a period of two (2) years, the majority of our board of directors will be comprised of AAAC officers and their designees;



* The BVI Articles of Association and Memorandum of Association will become the equivalent of our certificate of incorporation and by-laws, respectively;



* Each share of common stock of AAAC will automatically convert into one share of TI;



* Each outstanding warrant of AAAC will be assumed by TI with the same terms, but exercisable for common stock of TI.

TI will continue as a reporting company under the Securities Exchange Act of 1934, with its units, common stock and warrants trading on the OTCBB (unless the TI application for listing on NASDAQ is approved as part of the Redomestication, in which case TI units, common stock and warrants will be traded on NASDAQ).

We will not consummate the transactions described under Proposal 1 unless the Redomestication in Proposal 2 is also approved. Similarly, the Redomestication will not take place if the Equity Acquisition Agreement is not approved.


At the closing, and pursuant to the EAA, the Hunan Tongxin Shareholders and their designees will be paid an aggregate of $13,000,000 in cash for all the outstanding common stock of Hunan Tongxin. The Hunan Tongxin Shareholders shall sell, transfer, assign and convey to TI, and TI shall purchase from the Hunan Tongxin Shareholders, all of the right, title and interest of the Hunan Tongxin Shareholders representing all of the common stock of Hunan Tongxin.



Subsequent to closing, and pursuant to the Key Employees Employment Agreement ("KEEA"), Hunan Tongxin Management will receive an aggregate of 4,500,000 shares of TI common stock as an incentive to retain its management services.



In 2008, pursuant to the Performance Earn Out Agreement ("PEOA"), Hunan Tongxin Management will be issued up to an aggregate of 2,000,000 shares of common stock of TI (on an all-or-none basis) if, on a consolidated basis, TI generates after-tax profits of $9,500,000 in fiscal year 2007 (excluding one time costs associated with the transaction and corporate costs).


The affirmative vote of the holders of a majority of the outstanding shares of AAAC common stock is required to approve each of the Equity Acquisition Agreement and the Redomestication Proposals.


Each AAAC stockholder who holds shares of common stock issued in AAAC's initial public offering has the right to vote against the Equity Acquisition proposal and at the same time demand that AAAC convert such stockholder's shares into cash equal to a pro rata portion of the funds held in the trust account into which a substantial portion of the net proceeds of AAAC's initial public offering was deposited. These shares will be converted into cash only if the Equity Acquisition Agreement is consummated. However, if the holders of 1,006,250 or more shares of common stock issued in AAAC's initial public offering vote against the Equity Acquisition Proposal and demand conversion of their shares, then AAAC will not consummate the Equity Acquisition Agreement. AAAC's initial stockholders who purchased their shares of common stock prior to AAAC's initial public offering and presently own an aggregate of approximately 1,349,000 of the outstanding shares of AAAC common stock (approximately 21%), have agreed to vote with the majority of the shares of common stock voted by the public shareholders.


Immediately after consummation of the Equity Acquisition Agreement, if no holder of shares of AAAC common stock demands that AAAC convert these shares into a pro rata portion of the trust account, AAAC stockholders will own approximately 59% of AAAC's issued and outstanding shares of common stock, and Hunan Tongxin management will own approximately 41%.

If one or more of AAAC's stockholders vote against the Equity Acquisition proposal and demand that AAAC convert their shares into a pro rata portion of the trust account, then AAAC's stockholders will own less than approximately 59% of AAAC's issued and outstanding shares of common stock.

AAAC's shares of common stock, warrants and units currently are listed on the Over-the-Counter Bulletin Board under the symbols AAAC, AAACW and AAACU, respectively. AAAC, however, will seek listing of the units, common stock and warrants on NASDAQ. If the securities are not listed on NASDAQ, they will remain traded on the OTCBB.

After careful consideration of the terms and conditions of the proposed Equity Acquisition Agreement, and the Redomestication, the board of directors of AAAC has determined that the Equity Acquisition Agreement, the transactions contemplated thereby, and the Redomestication are fair to and in the best interests of AAAC and its stockholders. The board of directors of AAAC unanimously recommends that you vote "FOR" the approval of the Equity Acquisition Agreement and the Redomestication.

Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the Equity Acquisition Agreement, the transactions contemplated thereby, and the Redomestication. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED.

I look forward to seeing you at the meeting.

Sincerely,


-------------------------------------
William R. Herren
Chairman of the Board

This proxy statement is dated _______, 2007 and is first being mailed to shareholders on or about _______, 2007.

ASIA AUTOMOTIVE ACQUISITION CORPORATION
199 PIERCE STREET, SUITE 202
BIRMINGHAM, MICHIGAN 48009
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON __________, 2007

TO ALL THE STOCKHOLDERS OF ASIA AUTOMOTIVE ACQUISITION CORPORATION


NOTICE IS HEREBY GIVEN that a special meeting of stockholders, of Asia Automotive Acquisition Corporation ("AAAC"), a Delaware corporation, will be held on__________. eastern time, on ________, 2007, at _________________.


At this meeting, you will be asked to consider and vote upon the following proposals:

1. To approve an Equity Acquisition Agreement ("EAA"),and the agreements contemplated by the EAA dated as of July 24, 2007 among AAAC, Hunan Tongxin and the Hunan Tongxin Stockholders (collectively, the "Hunan Tongxin Parties").The Hunan Tongxin Parties have already approved the EAA and the required approvals of the Chinese government and regulatory agencies have been obtained.


2. To approve the merger of AAAC with and into a wholly owned subsidiary formed under the laws of BVI with the name Tongxin International, Ltd. ("TI") for the purposes of redomestication of the company to the BVI (the "Redomestication") .



The board of directors has fixed the close of business on ___________,2007 as the date for which AAAC stockholders are entitled to receive notice of, and to vote at, the AAAC special meeting . Only the holders of record of AAAC common stock on that date are entitled to have their votes counted at the AAAC special meeting



AAAC will not transact any other business at the special meeting, except for business properly brought before the special meeting by AAAC's board of directors.



Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of AAAC common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the Equity Acquisition Agreement and the Redomestication.



If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:



*    You may send another proxy card with a later date;



* You may notify David J. Brophy, AAAC's Secretary, in writing before the special meeting that you have revoked your proxy; and



* You may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

THE BOARD OF DIRECTORS OF AAAC UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE EQUITY ACQUISITION AGREEMENT AND THE Redomestication.

By Order of the Board of Directors


William R. Herren
Chairman of the Board _________, 2007

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF ASIA AUTOMOTIVE ACQUISITION CORPORATION


The board of directors of Asia Automotive Acquisition Corporation("AAAC") has unanimously approved the acquisition of Hunan Tongxin Enterprise Co., Ltd. ("Hunan Tongxin"), an operating company in the People's Republic of China, pursuant to an Equity Acquisition Agreement whereby AAAC will purchase 100% of the shares of Hunan Tongxin held by the stockholders (the "Hunan Tongxin Stockholders"). The board of directors of AAAC also has unanimously approved the simultaneous reincorporation of AAAC from the State of Delaware to the British Virgin Islands through a Redomestication with TI.


In the Redomestication, AAAC will exchange its securities for the outstanding securities of TI.

AAAC was organized to serve as a vehicle for the acquisition of an automotive operating business that has its primary operating facilities based in the Peoples Republic of China, India or ASEAN . Hunan Tongxin through its Chinese operating companies, is a leader in the automotive stamping, die fabrication, and vehicle enclosure/interior industry in China.

AAAC's common stock, warrants and units are currently listed on the Over-the-Counter Bulletin Board under the symbols AAAC, AAACW and AAACU, respectively. AAAC intends to apply to have its securities listed on the NASDAQ National Market effective at the time of the Redomestication merger. The proposed symbols are _____, ______ and ______.

This proxy statement provides you with detailed information about the acquisition of AAAC and Redomestication and the special meeting of stockholders. We encourage you to read this entire document and the documents incorporated by reference carefully. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 30.

The Equity Acquisition of Hunan Tongxin and Redomestication will be completed upon approval of at least a majority of the shares of common stock outstanding present in person or by proxy and entitled to vote at the special meeting on ____________, 2007.

THIS PROXY STATEMENT IS DATED ____________, 2007, AND IS FIRST BEING MAILED TO AAAC STOCKHOLDERS ON OR ABOUT ____________, 2007.

FORWARD-LOOKING STATEMENTS


Certain of the statements contained in this document, including AAAC's consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and in documents incorporated into this document by reference that are not historical facts, including, without limitation, statements of future expectations, projections of results of operations and financial condition, statements of future economic performance and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, are subject to known and unknown risks, uncertainties and other factors which may cause the actual future results, performance or achievements of AAAC and/or its subsidiaries and other operating units to differ materially from those contemplated in such forward-looking statements. The words "intend," "expect," "project," "estimate," "predict," "anticipate," "should," "believe," and similar expressions also are intended to identify forward-looking statements. Important factors which may cause actual results to differ from those contemplated in such forward-looking statements include, but are not limited to: (i) the results of AAAC's efforts to implement its business strategy, (ii) changes in interest rates, (iii) legislation or regulatory requirements adversely impacting AAAC's business and/or strategy, (iv) adverse changes in business conditions or inflation, (v) general economic conditions, either nationally or internationally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or collectability, (vi) competitive pressures, (vii) changes in securities markets, (viii) actions of competitors of AAAC and AAAC's ability to respond to such actions, (ix) the cost of capital, which may depend in part on AAAC's prospects and outlook, (x) changes in governmental regulation, tax rates and similar matters, and (xi) other risks detailed in AAAC's other filings with the Securities and Exchange Commission.


Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written or oral forward-looking statements attributable to AAAC or persons acting on its behalf are expressly qualified in their entirety by the foregoing factors. Investors and other interested parties are cautioned not to place undue reliance on such statements, which speak as of the date of such statements. AAAC undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of unanticipated events.

                                TABLE OF CONTENTS


                                                                            Page
                                                                           -----
FORWARD LOOKING STATEMENTS .............................................      11
SUMMARY ................................................................      19
SELECTED HISTORICAL FINANCIAL DATA .....................................      30
HUNAN TONGXIN HISTORICAL FINANCIAL DATA ................................      31
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION ............      32
COMPARATIVE PER SHARE INFORMATION ......................................      34
MARKET PRICE INFORMATION ...............................................      36
RISK FACTORS ...........................................................      38
THE AAAC SPECIAL MEETING ...............................................      47
CONSIDERATION OF THE EQUITY ACQUISITION TRANSACTION ....................      52
THE EQUITY ACQUISITION AGREEMENT .......................................      53
AAAC REDOMESTICATION ...................................................      67
INFORMATION ABOUT HUNAN TONGXIN ENTERPRISE CO. LTD .....................      79
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS ..........................................................      83
QUANATATIVE AND QUALITATIVE MARKET RISK ................................     104
INFORMATION ABOUT AAAC .................................................     104
PRO FORMA UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS ............     111
DIRECTORS AND MANAGEMENT ...............................................     127
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS .........................     133
BENEFICIAL OWNERSHIP OF SECURITIES .....................................     135
PRICE RANGE OF SECURITIES AND DIVIDENDS ................................     140
SHARES ELIGIBLE FOR FUTURE SALE ........................................     141
DESCRIPTION OF THE COMBINED COMPANY'S SECURITIES FOLLOWING THE
EQUITY ACQUISITION .....................................................     142
STOCKHOLDER PROPOSALS ..................................................     145
LEGAL MATTERS ..........................................................     145
EXPERTS ................................................................     146
DELIVERY OF DOCUMENTS TO STOCKHOLDERS ..................................     146
WHERE YOU CAN FIND MORE INFORMATION ....................................     147
FORM OF PROXY ..........................................................     148
SIGNATURE PAGE .........................................................     153
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ASIA AUTOMOTIVE
ACQUISITION CORPORATION ................................................    FI-1
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF HUNAN TONGXIN
ENTERPRISE CO., LTD ....................................................   FII-1

ATTACHMENTS
A - KING AND WOOD OPINION LETTER


FINANCIAL STATEMENTS
A.- ASIA AUTOMOTIVE ACQUISITION CORPORATION
B. HUNAN TONGXIN ENTERPRISE CO., LTD.


ANNEXES
A - EQUITY ACQUISITION AGREEMENT
B - KEY EMPLOYEES EMPLOYMENT AGREEMENT
C - MEMORANDUM OF ASSOCIATION OF TONGXIN INTERNATIONAL
D - ARTICLES OF ASSOCIATION OF TONGXIN INTERNATIONAL
E - TONGXIN INTERNATIONAL CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF
    DIRECTORS
F - TONGXIN INTERNATIONAL CODE OF CONDUCT AND POLICY REGARDING REPORTING OF
    POSSIBLE VIOLATIONS
G - TONGXIN INTERNATIONAL CHARTER OF THE NOMINATING AND GOVERNANCE COMMITTEE OF
    THE BOARD OF DIRECTORS
H - DELAWARE GENERAL CORPORATION LAW-SECTION 262 APPRAISAL RIGHTS
I - PERFORMANCE ORIENTED EARN-OUT AGREEMENT

This proxy statement incorporates important business and financial information about AAAC and Hunan Tongxin that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. The request should be sent to:

Dr. David J. Brophy
c/o Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202,
Birmingham, Michigan, 48009
(248) 593-8330

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is _________, 2007.

The financial statements of Hunan Tongxin are prepared using Renminbi, the currency of the Peoples Republic of China ("PRC"). For convenience, the Renminbi amounts have been converted throughout the text of the proxy statement into United States dollars. Until recently, the Renminbi was controlled currency, and the exchange rate maintained by the PRC was approximately 8.11 Renminbi to one United States dollar. The Chinese government has recently altered its policy toward the rate of exchange of the Renminbi versus the US dollar. Changing from a previously fixed rate policy regarding the dollar, the Renminbi has recently been permitted to float within a fixed range against a basket of currencies, including the US dollar, Japanese Yen and European Euro, which has resulted in the Renminbi being allowed to appreciate 2% +/- 0.3% vs. the dollar. Since the company's business is presently 100 percent domestic within PRC, this change will have no effect on the company's business, but may result in a concomitant increase in its after-tax earnings when stated in dollar terms. In the future, the company's earnings stated in US dollars will fluctuate in accordance with the change in exchange rate.


Under the law of the BVI, TI. is authorized to issue "ordinary shares" and holders of ordinary shares are "members." References to ordinary shares and members have been translated to common stock and stockholders, which are terms more familiar to United States persons, whom AAAC believes are the majority of its stockholders.


QUESTIONS AND ANSWERS ABOUT THE SPECIAL SHAREHOLDERS MEETING

Q.   Why is AAAC proposing the Equity Acquisition?


A. AAAC was organized to affect a merger, capital stock exchange, equity acquisition or other similar business combination with one or more operating businesses within the global automotive component industry that have their primary operating facilities in India, the Association of Southeast Nations or the People's Republic of China. Hunan Tongxin is the leading independent Chinese automotive supplier of EVBS. Hunan Tongxin has demonstrated significant growth since commencing operations in 1984 and AAAC believes that Hunan Tongxin is in a position to increase its business through the development of additional products and the expansion of its customer base, including entry into the international market. As a result, AAAC believes that a business combination with Hunan Tongxin will provide AAAC stockholders with an opportunity to participate in a combined company with significant growth potential.


Q.   Why is AAAC proposing the Redomestication?


A. In order to facilitate the purchase of Hunan Tongxin, AAAC is proposing the redomestication of itself into a company to be formed under the laws of the BVI. In addition, as all of the business operations of TI will be conducted outside the United States, the will minimize operating expenses including the tax burden of TI and its stockholders. The redomestication is intended to permit greater flexibility in structuring acquisitions or creating subsidiaries in China and other countries as the business of TI expands. This also will avoid double taxation of dividends declared at the TI level, should the company elect to do so. AAAC believes that TI will only be taxed on profits earned by its operations in the jurisdiction in which they are located and undertaken and will not be subject to additional income taxes merely by virtue of the location of its place of incorporation.


Q.   What is being voted on?

A. There are two proposals that you are being asked to vote on. The first proposal is to adopt the Equity Acquisition Agreement and related Key Employees Employment Agreement and Performance Earn Out Agreement dated July 24, 2007 and the transactions contemplated thereby. We refer to this proposal as the Equity Acquisition Proposal.

     The second proposal is to approve the merger of AAAC with and into TI for purposes of redomestication to the BVI. We refer to this proposal as the Redomestication proposal.



Q. What vote is required in order to adopt the Equity Acquisition and the Redomestication Proposals?


A. Both proposals legally requires the affirmative vote of a majority of the outstanding public shares of AAAC's common stock. However, the insiders who purchased their shares prior to the initial public offering (including the officers and directors of AAAC) have agreed to vote the shares held by them on the Equity Acquisition and Redomestication proposals in accordance with the vote of the majority of the shares of common stock issued in AAAC's initial public offering. Therefore the required vote is a majority of those shares purchased in AAAC's initial public offering.







Q.   What will I receive in the Redomestication ?


A. AAAC security holders will receive an equal number of shares of common stock of Tongxin International in exchange for their AAAC common stock, and Tongxin International will assume the outstanding AAAC warrants, the terms and conditions of which will not change, except that on exercise, the holders will receive TI common stock.


Q.   How will the Redomestication be accomplished?


A. AAAC will merge into TI, AAAC's to be formed wholly owned subsidiary that will be incorporated as a BVI Company. As a result of the Redomestication, each currently issued outstanding share of common stock of AAAC will automatically convert into a share of common stock of TI. This procedure will result in you becoming a stockholder in TI instead of AAAC.


Q.   Will the AAAC stockholders be taxed as a result of the Redomestication?

A. Generally for United States federal income tax purposes, stockholders who are United States holders should not recognize any gain or loss as a result of the Redomestication. We urge you to consult your own tax advisors with regard to your particular tax consequences of the Redomestication.

Q.   Will AAAC be taxed on the Redomestication?

A. AAAC will recognize gain, but not loss, as a result of the Redomestication equal to the difference, if any, between the adjusted tax basis of any AAAC equity and such equity's fair market value at the effective time of the Redomestication.

Q.   What will the name of the surviving company be after the Equity
     Acquisition?

A. The name of the surviving company following completion of the Equity Acquisition and Redomestication will be "Tongxin International, Ltd."


Q.   Do I have dissenter or appraisal rights?


A. In connection with the Redomestication, the AAAC stockholders have appraisal rights under Delaware corporate law.


Q.   Do I have conversion rights?

A. If you hold shares of common stock issued in AAAC's initial public offering, then you have the right to vote against the Equity Acquisition Proposal and demand that AAAC convert these shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of AAAC's initial public offering are held. We sometimes refer to these rights to vote against the Equity Acquisition and demand conversion of the shares into a pro rata portion of the trust account as conversion rights.

Q.   If I have conversion rights, how do I exercise them?


A. If you wish to exercise your conversion rights, you must vote against the Equity Acquisition Proposal and at the same time demand that AAAC convert your shares into cash. If, notwithstanding your vote, the Equity Acquisition is completed, then you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon through the record date. You will be entitled to convert each share of common stock that you hold into approximately $ 7.60. If you exercise your conversion rights, then you will be exchanging your shares of AAAC common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the closing of the Equity Acquisition and then tender your stock certificate. If the Equity Acquisition is not completed, then your shares cannot be converted to cash until either you vote against a subsequently proposed combination and exercise your conversion rights or unless AAAC fails to achieve a business combination in a timely manner, at which time your shares will be automatically converted to cash.


Q. What happens to the funds deposited in the trust account after consummation of the Equity Acquisition?

A.   Upon consummation of the Equity Acquisition:

     * the stockholders electing to exercise their conversion rights will receive their pro rata portion of the funds in the trust account; and


     * all of the funds in the trust account will be retained by TI for use as operating capital subsequent to the closing of the business combination.


Q.   Who will manage the day-to-day operations of Hunan Tongxin?

A. Mr. Zhang Duanxiang will become the chief executive officer of Hunan Tongxin, and a director ofTongxin International, Ltd. Mr. Peng Weiwu, will become the chief operating officer of Hunan Tongxin, and a director of TI. The daily operations of Hunan Tongxin will be managed by the current management of Hunan Tongxin.


Q.   What happens if the Equity Acquisition is not consummated?


A. AAAC will be liquidated if it does not consummate a business combination by April 19, 2008. In any liquidation, the funds held in the trust account, plus any interest earned thereon, together with any remaining net equity outside of the trust, will be distributed pro rata to AAAC's common stockholders, excluding the AAAC initial stockholders, each of whom has waived any right to any liquidation distribution.


Q.   When do you expect the Equity Acquisition to be completed?


A. Pending receipt of the required stockholder vote it is currently anticipated that the Equity Acquisition will be completed promptly following the AAAC special meeting on or around __________.


Q. If I am not going to attend the AAAC special meeting in person, should I return my proxy card instead?

A. Yes. After carefully reading and considering the information contained in this proxy statement, please fill out and sign your proxy card. Then return the enclosed proxy card in the return envelope as soon as possible, so that your shares may be represented at the AAAC special meeting.

Q.   What will happen if I abstain from voting or fail to vote?

A. An abstention or failure to vote will have the same effect as a vote against the Equity Acquisition Proposal, but will not have the effect of converting your shares into a pro rata portion of the trust account. An abstention or failure to vote will also have the effect of voting against the Redomestication.

Q.   What do I do if I want to change my vote?

A. Send a later-dated, signed proxy card to AAAC's secretary prior to the date of the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to AAAC's secretary at the address of AAAC's corporate headquarters.

Q. If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A. No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker.

Q.   Do I need to turn in my old certificates?


A. No. If you hold your securities in AAAC in certificate form, as opposed to holding them through your broker, you do not need to exchange them for certificates issued by TI. Your current certificates will represent your rights in TI. You may exchange them by contacting the transfer agent, Continental Stock Transfer & Trust Company, Reorganization Department, and following their requirements for reissuance. If you elect conversion or appraisal, you will need to deliver your old certificate to AAAC.


Q.   Who can answer my questions?


A. If you have questions about the Equity Acquisition and/or the Redomestication Proposals, you may write or call David J. Brophy at Asia Automotive Acquisition Corporation, 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009. The phone number is (248) 593-8330.


ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS


TI will be incorporated under the laws of the BVI, and its operating company is incorporated under the laws of the PRC and operates only in the PRC. Substantially all of the equity of TI and its Chinese operating company will be located in the PRC, All of the officers of TI will be located in the US. Although China and the United States are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may not result in adequate notice, such that any judgment based on service thereunder may be reopened, relitigated and overturned. Therefore, an investor should understand it is not likely that service of process upon the company or its subsidiaries, its officers and directors, its equity and experts will be obtainable within the United States or for actions originating in the United States.



It will be difficult for investors to enforce a judgment obtained in the United States against TI or its Chinese operating company. This includes actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. In addition, certain directors and executive officers and certain of the experts named in this proxy statement are resident outside the United States, and all or a substantial portion of the equity of these persons are or may be located outside the United States. Therefore, it may not be possible for investors to effect service of process within the United States upon them, or to enforce against them any judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.



The difficulty of enforcing a judgment of a United States court in the PRC where most of the equity of the company is located and which is the residence of some of the directors , stems from the lack of any official arrangement providing for judicial assistance to the enforcement of judgments of courts of the United States in the PRC. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States. In the absence of such a treaty, judgments of United States courts will not be enforced in the PRC without review of the merits of the claims and the claims brought in the original action in the United States court may have to be re-litigated on their merits.

Likewise, administrative actions brought by regulatory authorities, such as the SEC, and other actions that result in foreign court judgments, could (assuming such actions are not required by PRC law to be arbitrated) only be enforced in the PRC if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of China, as determined by a People's Court of China that has jurisdiction for recognition and enforcement of judgments.


We have been advised that there is doubt as to the enforceability in the PRC of any judgments of United States, BVI or other non-PRC courts arising out of or based on the ownership of securities on the civil liability provisions of United States federal or state securities laws, and as to whether PRC courts would enforce, in original actions, judgments solely upon the federal securities laws of the United States. An original action may be brought in the PRC against TI or its subsidiaries or its directors and officers and experts named in this proxy statement only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liability, including monetary damages.


SUMMARY

This section summarizes material items related to the proposals to be voted on. These items are described in greater detail elsewhere in this proxy statement. You should carefully read this proxy statement and the other documents to which this proxy statement refers you.

See "Where You Can Find More Information."

THE COMPANIES

AAAC


AAAC is a blank check company organized under the laws of the State of Delaware on June 21, 2005. We were formed with the purpose of effecting a merger, capital stock exchange, equity acquisition or other similar business combination with one or more operating businesses within the global automotive component industry that have their primary operating facilities located in China, India or the Association of South Eastern Nations ("ASEAN"). To date, our efforts have been limited to organizational activities. We will not be able to implement our business plan until the consummation of the transaction described by this proxy statement.


In April 2006, AAAC successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $38.5 million. The prices of AAAC's common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and one warrant to purchase common stock) are quoted on the Over-the-Counter Bulletin Board under the symbols AAAC for the common stock, AAACW for the warrants and AAACU for the units. Approximately $37.4 million of the net proceeds of the initial public offering was placed in a trust account and will be released to AAAC upon consummation of the Equity Acquisition, subject to the exercise of conversion rights by holders of less than 20% of the AAAC stock issued in the initial public offering. The balance of the net proceeds from the initial public offering of approximately $1.1 million has been used by, or is available to, AAAC to pay the expenses incurred in its pursuit of a business combination. Through December 31, 2006, September 30, 3007 AAAC had incurred a total of approximately $436,000 in expenses. The most significant expenses incurred to date include approximately $112,720 for due diligence reviews of business combination targets, approximately $100,000 in travel expenses, office expenses of $67,500 payable to Asia Development Capital LLC, and premiums for officer and director liability insurance of approximately $88,000. Other than its initial public offering and the pursuit of a business combination, AAAC has not engaged in any business to date. If a business combination has been executed but not consummated by April 19, 2008,), then, pursuant to its certificate of incorporation, AAAC's officers must take all actions necessary to dissolve and liquidate AAAC within 60 days.


The mailing address of AAAC's principal executive office is Asia Automotive Acquisition Corporation, 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009 and its telephone number is (248) 593-8330.

HUNAN TONGXIN ENTERPRISE CO., LTD.


Hunan Tongxin Enterprise Co Ltd. ("Hunan Tongxin") was established under the laws of the PRC on November 27, 1984 as Changsha Meihua Automobile Factory Co., Ltd. On November 2, 2000, Hunan Tongxin was converted into a stock holding company. Currently Hunan Tongxin conducts its business operations, which include design, development, manufacturing, sales and services of automotive EVBS, body panels, and dies, solely in the PRC.



For the fiscal years ended December 31, 2004, 2005, and 2006, Hunan Tongxin generated approximately $45.3 million, $58.6 million and $66.2 million in revenue, respectively, principally from its sales of EVBS to Chinese customers in the automotive commercial vehicle market.Tongxin is the largest independent Chinese supplier of EVBS. It is capable of providing exterior body panels for both passenger and commercial vehicles in addition to designing, fabricating and testing stamping dies for processing of body panels. Hunan Tongxin also manufactures complete cab structures for commercial vehicles. EVBS consists of exterior body panels including doors, hoods, side panels and fenders. The components must meet exacting dimensions for fit and finish before they are assembled and finally painted. These capabilities enable Hunan Tongxin to participate effectively in all sectors of the Chinese automotive market including passenger cars and commercial vehicles. The overall market in 2006 reached 7.2 million vehicles, surpassing Japan as the second largest vehicle market (China Trends: Michael Tchong; February 2, 2007)


in terms of production, and is anticipated to grow to 10.6 million by 2011.Hunan Tongxin also anticipates increasing its presence in international markets, based on what it perceives to be products that are comparable to those of other EVBS companies but selling at prices that will give it a competitive advantage.


The current management of Hunan Tongxin is led by Mr. Zhang Duanxiang and Mr. Peng Weiwu. Each of these gentlemen will become a director of TI and Mr. Zhang will become vice-chairman of TI. The current management team under Mr. Zhang and Mr. Peng team will continue to manage the day to day operations of Hunan Tongxin.


The mailing address of Hunan Tongxin's principal executive offices is Hunan Tongxin Enterprise Co., Ltd., Jiangbei Village, Changsha County, 410135, People's Republic of China, and the phone number is : (86)-731-62900470

THE BUSINESS COMBINATION


AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name "TI". The name has been reserved in the BVI. At the time of closing of the Equity Acquisition Agreement, AAAC will merge with and into TI for the purpose of redomestication out of the United States to secure future tax benefits and greater corporate flexibility to structure the business of Hunan Tongxin within China and effect acquisitions and reorganizations under Chinese law. Simultaneously with the Redomestication merger, TI will acquire all of the equity of Hunan Tongxin, pursuant to existing Equity Acquisition Agreement, dated July 24, 2007. Following consummation of the Equity Acquisition Agreement and the Redomestication, TI will continue as the surviving company. Pursuant to the Redomestication merger, all of the AAAC common stock held by AAAC's stockholders will be converted into common stock in TI on a one-to-one basis and the outstanding warrants issued by AAAC will be assumed by TI.


Under the Equity Acquisition Agreement, the Hunan Tongxin Stockholders and their designees will be paid an aggregate of $13,000,000 in cash for all the outstanding common stock of Hunan Tongxin. The Hunan Tongxin Shareholders shall sell, transfer, assign and convey to TI, and TI shall purchase from the Hunan Tongxin Shareholders, all of the rights, title and interest of the Hunan Tongxin Shareholders representing all of the common stock of Hunan Tongxin.


Additionally, Hunan Tongxin has agreed, pursuant to the Equity Acquisition Agreement, and subsequent to the close of the transaction to cause Changsha Meihua Automobile Company to form a 50%/50% joint venture in China with TI.


Subsequent to closing, and pursuant to the Key Employees Employment Agreement, Hunan Tongxin Management will receive an aggregate of 4,500,000 shares of TI common stock as an incentive to retain its management team.

In the first quarter 2008, pursuant to the Performance Earn Out Agreement, Hunan Tongxin Management will be issued an aggregate of 2,000,000 shares of common stock of TI (on an all-or-none basis) if, on a consolidated basis, TI generates after-tax profits of $9,500,000 in fiscal year 2007 (excluding one time costs associated with the transaction and corporate costs).

AAAC and the Hunan Tongxin Stockholders plan to complete the Equity Acquisition promptly after the AAAC special meeting, provided that:

* AAAC's stockholders have approved the Equity Acquisition Agreement and the Redomestication proposals;

* holders of less than 20% of the shares of common stock issued in AAAC's initial public offering vote against the Equity Acquisition proposal and demand conversion of their shares into cash; and

* the other conditions specified in the Equity Acquisition Agreement have been satisfied or waived.

THE EQUITY ACQUISITION AGREEMENT

The Equity Acquisition Agreement is included as Annex A to this proxy statement. We encourage you to read the Equity Acquisition Agreement. It is the legal document that governs the Equity Acquisition and the other transactions contemplated by the Equity Acquisition Agreement. It is also described in detail elsewhere in this proxy statement.

BOARD OF DIRECTORS AND MANAGEMENT

From Close through a period of two (2) calendar years ("Initial Board Period" ) the board of directors will be comprised of 9 directors with the following composition:


(a) Four (4) directors appointed by Hunan Tongxin including Mr. Zhang (Vice-Chairman), Mr. Peng, and two (2) independent directors



(b) Five (5) directors appointed by AAAAC including Mr. Herren (Chairman), Mr. Wilson ,and three (3) independent directors.


Following the Initial Board Period, the BOD will be comprised of 7 directors with the following composition:

(a) Four (4) directors nominated by Hunan Tongxin including Mr. Zhang, Mr. Peng and two (2) independent directors; and

(b) Three (3) directors nominated by ADC including two (2) independent directors:


Each of Mr. Zhang Duanxiang and Mr. Peng Weiwu and their executive management team will enter into a Key Employees Employment Agreement with TI.


SPECIAL MEETING OF AAAC'S STOCKHOLDERS

The special meeting of the stockholders of AAAC will be held at ___________, Eastern Daylight Time, on _________, 2007, at _______ to approve the Equity Acquisition, and the Redomestication proposals

APPROVAL OF THE HUNAN TONGXIN STOCKHOLDERS

All of the Hunan Tongxin Stockholders have approved the Equity Acquisition Proposal and the transactions contemplated thereby by virtue of the execution of the Equity Acquisition Agreement.

VOTING POWER; RECORD DATE

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of AAAC common stock at the close of business on __________, 2007, which is the record date for the special meeting. You will have one vote for each share of AAAC common stock you owned at the close of business on the record date. AAAC warrants do not have voting rights. On the record date, there were 6,380,250 outstanding shares of AAAC common stock including 1,349,000 insider shares.

VOTE REQUIRED TO APPROVE THE PROPOSALS

The approval of the Equity Acquisition Agreement proposal will require the affirmative vote of the holders of a majority of the outstanding shares of AAAC common stock on the record date.

The approval of the Redomestication proposal will require the affirmative vote of the holders of a majority of the outstanding shares of AAAC common stock on the record date.

The insiders who purchased their shares prior to the initial public offering(including the officers and directors of AAAC) have agreed to vote the shares held by them on the Equity Acquisition and Redomestication proposals in accordance with the vote of the majority of the shares of common stock issued in AAAC's initial public offering.

RELATION OF PROPOSALS


The Equity Acquisition proposal will not be consummated unless the Redomestication proposal is approved, and the Redomestication proposal will not be consummated unless the Equity Acquisition proposal is approved.


CONVERSION RIGHTS


Pursuant to AAAC's Certificate of Incorporation, a holder of shares of AAAC's common stock issued in its initial public offering may, if the stockholder votes against the Equity Acquisition Proposal, demand that AAAC convert such shares into cash. This demand must be made in writing at the same time that the stockholder votes against the Equity Acquisition proposal. If so demanded, AAAC will convert each share of common stock into a pro rata portion of the trust account as based on 2 days prior of the record date. If you exercise your conversion rights, then you will be exchanging your shares of AAAC common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the effective time of the Equity Acquisition and then tender your stock certificate to the combined company. If the Equity Acquisition is not completed, then these shares will not be converted into cash at that time.

The Equity Acquisition will not be consummated if the holders of 20% or more of common stock issued in AAAC's initial public offering (1,006,250 shares or more) exercise their conversion rights.


You will lose your conversion rights if you submit an incomplete or untimely demand for conversion. To exercise conversion rights an AAAC stockholder must:



     -    vote against the stock purchase proposal;



     - contemporaneous with that vote against the Equity Acquisition proposal, send a written demand to AAAC (Attn: Corporate Secretary) at 199 Pierce Street, Suite 202, Birmingham, MI 48009, which demand must state:



               (a)  the name and address of the stockholder;



               (b) that the stockholder has voted against the Equity Acquisition proposal ;



               (c) that the stockholder demands conversion of the stockholder's shares into cash; and



               (d) the address for delivery of the check for the aggregate conversion payment to be received by the stockholder if the shares are converted to cash



If the Equity Acquisition proposal purchase is approved by the AAAC stockholders and is consummated, AAAC will promptly pay to any holder who properly and timely demanded conversion and who has submitted the holder's stock certificate(s) to AAAC, the stockholder's pro rata portion of funds in the trust account. Any such payment will only be made after the holder submits his or her stock certificates to AAAC. The certificate(s) representing the shares being converted need not be submitted prior to the meeting or at the time that the converting shareholder votes against the transaction and submits the written demand for conversion, but only after the Equity Acquisition proposal has been approved. (AAAC recommends sending the certificate by registered mail with proper insurance, since risk of loss will remain with the stockholder until the certificate is received by
AAAC). AAAC will not charge any stockholder for costs incurred by AAAC with respect to the exercise of conversion rights, such as the costs of converting shares from street name to a physical certificate.



The closing price of AAAC's common stock on ____________, 2007 (two days prior to the record date) was $_____ and the per-share, pro-rata cash held in the trust account on that date was approximately $_____. Prior to exercising conversion rights, AAAC stockholders should verify the market price of AAAC's common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights, if the market price per share is higher than the conversion price.


APPRAISAL RIGHTS

Appraisal rights are available under the Delaware General Corporation Law for the stockholders of AAAC in connection with the Redomestication proposal. The procedure to exercise appraisal rights is described in detail elsewhere in this proxy statement. For a more complete discussion of appraisal rights see Annex H.

PROXIES

Proxies may be solicited by mail, telephone, internet, or in person. If you grant a proxy, you may still vote your shares in person if you revoke your proxy, by notifying the Secretary of AAAC, David J. Brophy at or before the special meeting.


STOCK OWNERSHIP


At the close of business on the record date, Asia Development Capital LLC and other insiders beneficially owned and were entitled to vote approximately 1,349,000 shares of AAAC common stock, or approximately 21% of the then outstanding shares of AAAC common stock, which includes all of the shares held by the directors, executive officers of AAAC and their affiliates and other insiders. These persons, who were stockholders of AAAC prior to its initial public offering of securities, have agreed to vote their shares on the Equity Acquisition and Redomestication proposals in accordance with the majority of the votes cast by the holders of shares issued in AAAC's initial public offering.


AAAC'S BOARD OF DIRECTORS' RECOMMENDATION

After careful consideration, AAAC's board of directors has determined unanimously that the Equity Acquisition proposal and the Redomestication proposal, are fair to, and in the best interests of, AAAC and its stockholders. AAAC's board has unanimously approved and declared advisable the Equity Acquisition proposal, and the Redomestication proposal, and unanimously recommends that you vote or instruct your vote to be cast "FOR" the adoption of the Equity Acquisition proposal, and the Redomestication proposal. The board of directors did not obtain a third party fairness opinion.

INTERESTS OF AAAC DIRECTORS AND OFFICERS IN THE EQUITY ACQUISITION PROPOSAL


When you consider the recommendation of AAAC's board of directors that you vote in favor of adoption of the Equity Acquisition proposal, you should keep in mind that a number of AAAC's executives and members of AAAC's board have interests in the Equity Acquisition Agreement that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:


* If the Equity Acquisition is not approved and AAAC fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, AAAC will be required to liquidate.

     In such event, the shares of common stock held by AAAC's officers and directors will be worthless because AAAC's officers, directors and initial stockholders are not entitled to receive any liquidation proceeds. Additionally, any warrants held by such persons will expire worthless in the event of liquidation; and


* AAAC's executives and directors own a total 1,149,000 shares of AAAC common asset that have a market value of $9,157,530 based on AAAC's share price of $7.97 as of October 19, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their shares prior to April 19, 2008 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the Equity Acquisition will be on AAAC's directors and executives;

* AAAC's executives and directors own a total 290,000 warrants of AAAC that have a market value of $826,500 based on AAAC's warrant price of $2.85 as of October 19, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their warrants prior to the completion of the Equity Acquisition (during which time the value of the warrants may increase or decrease), it is impossible to determine what the financial impact of the Equity Acquisition will be on AAAC's directors and executives;



After the completion of the Equity Acquisition, Mr. William R. Herren, (Chairman), and Mr. Rudy Wilson will serve as members of the board of directors of TI.


CONDITIONS TO THE COMPLETION OF THE EQUITY ACQUISITION PROPOSAL

Each of AAAC's and the Hunan Tongxin Stockholders' obligation to effect the Equity Acquisition proposal is subject to the satisfaction or waiver of specified conditions, including the following:

CONDITIONS TO AAAC'S AND THE HUNAN TONGXIN STOCKHOLDERS' OBLIGATIONS

* Approval by AAAC's stockholders of the Equity Acquisition and Redomestication proposals;

* The absence of any order or injunction preventing consummation of the Equity Acquisition;

* The absence of any suit or proceeding by any governmental entity or any other person challenging the Equity Acquisition or seeking to obtain from the Hunan Tongxin Parties or AAAC any damages;


* At AAAC's stockholders' meeting, holders of less than 1,065,000 shares of common stock issued in AAAC's initial public offering, vote against the Equity Acquisition proposal and demand that AAAC convert their shares into a pro rata portion of the trust account; and


* Certain key members of the management team of the Hunan Tongxin will have entered into employment agreements in form and substance acceptable to AAAC, providing, among other things, for a term of three years and including intellectual property assignment and non-competition provisions to be in effect for a period of three years following termination of employment.

CONDITIONS TO AAAC'S OBLIGATIONS


* Hunan Tongxin Stockholders' representations and warranties that are qualified as to materiality must be true and correct in all respects, and those not qualified as to materiality must be true and correct in all material respects, as of the date of closing of the Equity Acquisition, except representations and warranties that address matters as of another date, which must be true and correct as of that other date, and AAAC must have received an officer's certificate from the Hunan Tongxin Stockholders to that effect;


* Hunan Tongxin Stockholders must have performed in all material respects all obligations required to be performed by them;

*    TI will have acquired ownership or control of Hunan Tongxin


* Hunan Tongxin Stockholders must have received all required and unconditional approvals or consents of Chinese governmental authorities, and AAAC must have received written confirmation that such approvals and consents have been received;

* AAAC must have received a written opinion, dated as of the closing date, from King & Wood PC, counsel to Hunan Tongxin relating to, among other things, the validity and enforceability of the Equity Acquisition Agreement;

* There must not have occurred since the date of the Equity Acquisition Agreement any Hunan Tongxin Material Adverse Effect, as defined in the Equity Acquisition Agreement; and

* The Proxy Statement Information, as defined in the Equity Acquisition Agreement, accurately describes Hunan Tongxin, and the business in which they are engaged, and the Hunan Tongxin Stockholders, and the Proxy Statement Information does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Proxy Statement Information not misleading.

CONDITIONS TO THE HUNAN TONGXIN STOCKHOLDERS' OBLIGATION

* AAAC's representation and warranty regarding the compliance of the Equity Acquisition Agreement and the agreements contemplated by the Equity Acquisition Agreement with the applicable provisions in AAAC's Certificate of Incorporation must be true and correct in all respects, as of the date of completion of the Equity Acquisition;

* AAAC must have performed in all material respects all obligations required to be performed by them under the Equity Acquisition Agreement; and

* there must not have occurred since the date of the Equity Acquisition Agreement any AAAC Material Adverse Effect, as defined in the Equity Acquisition Agreement.

NO SOLICITATION

The Equity Acquisition Agreement contains detailed provisions prohibiting each of AAAC and the Hunan Tongxin Stockholders from seeking an alternative transaction. These covenants generally prohibit AAAC and the Hunan Tongxin Stockholders, as well as their officers, directors, subsidiaries, employees, agents and representatives, from taking any action to solicit an alternative acquisition proposal. The Equity Acquisition Agreement does not, however, prohibit AAAC from considering an unsolicited bona fide written superior proposal from a third party. The approval of the Equity Acquisition Agreement by the Hunan Tongxin Stockholders has already been given, and approval of the Changsha Ministry of Commerce has been obtained.

TERMINATION, AMENDMENT AND WAIVER

The Equity Acquisition Agreement may be terminated at any time prior to the consummation of the Equity Acquisition, whether before or after receipt of the AAAC stockholder vote as follows:


*    By mutual written consent of AAAC and the Hunan Tongxin Stockholders;

* By either party if the other party amends a schedule and such amendment or supplement reflects a material adverse change in the condition, operations or prospects of its business;


* By either party if the closing has not occurred by February 6, 2008 (unless such terminating party is in breach of any of its material covenants, representations or warranties);


* By either party if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within ten business days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

* By the Hunan Tongxin Stockholders, if the board of directors of AAAC (or any committee thereof) shall have failed to recommend or withdraw or modify in a manner adverse to Hunan Tongxin its approval or recommendation of the Equity Acquisition Agreement and any of the transactions contemplated thereby;

* By AAAC if its board of directors shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate the Equity Acquisition Agreement is reasonably likely to result in the board of directors breaching its fiduciary duties to stockholders by reason of a pending, unsolicited, bona fide written proposal for a superior transaction; or

* By either party if, at the AAAC stockholder meeting, the Equity Acquisition Agreement and the Redomestication shall fail to be approved and adopted by the affirmative vote of the holders of AAAC's common stock, or 20% or more of the shares sold in AAAC's initial public offering request conversion of their shares into the pro rata portion of the trust account in accordance with the AAAC Certificate of Incorporation.

The Hunan Tongxin Stockholders have no right to damages from AAAC and no right to any amount held in the trust account. The Hunan Tongxin Stockholders have agreed not to make any claim against AAAC that would adversely affect the business, operations or prospects of AAAC or the amount of the funds held in the trust account.

QUOTATION OR LISTING


AAAC's outstanding common stock, warrants and units are quoted on the Over-the-Counter Bulletin Board. AAAC intends to apply to have the AAAC common stock, warrants and units quoted on the NASDAQ National Market at the consummation of the Equity Acquisition. The proposed NASDAQ symbols are TXI, TXIW and TXIU. for the common stock, warrants, and units, respectively. Seeking the NASDAQ listing is an obligation of AAAC under the Equity Acquisition Agreement. If NASDAQ listing is not achieved, management anticipates that the common stock, warrants and units will continue to trade on the OTCBB.

GOVERNANCE AFTER THE ACQUISITION

As provided in the Equity Acquisition Agreement, the board of the combined company will initially consist of nine members, four of whom are designated by Hunan Tongxin and five of whom are designated by AAAC. Five of the nine directors must satisfy the NASDAQ standards for director independence.

INDEMNIFICATION BY HUNAN TONGXIN STOCKHOLDERS

The Hunan Tongxin Stockholders have agreed to indemnify AAAC for breaches of their representations, warranties and covenants.

COMPARISON OF STOCKHOLDERS RIGHTS


In connection with the consummation of the Equity Acquisition Agreement, AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands , under the name of Tongxin International. AAAC will, if the Equity Acquisition Proposal and Redomestication proposal are approved, merge with TI, effectively changing its jurisdiction of incorporation from Delaware to the BVI. AAAC's common stock will be converted into common stock of Hunan Tongxin International. The rights of AAAC stockholders will change accordingly. A comparison of the rights of stockholders under Delaware and British Virgin Islands law is included elsewhere in this proxy statement.



MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EQUITY ACQUISITION



AAAC expects that the Redomestication will qualify as a reorganization merger for United States federal income tax purposes. Accordingly, no gain or loss should be recognized by AAAC stockholders as a result of their exchange of AAAC common stock for the common stock of TI. Nevertheless, as a result of the Redomestication, AAAC will be treated for United States federal income tax purposes as if it sold all of its assets to TI. As a result, AAAC will recognize gain (but not loss) as a result of the Redomestication equal to the difference, if any, between the adjusted tax basis in AAAC's equity and such equity's fair market value at the effective time of the Redomestication. AAAC will not, however, recognize any gain or loss as a result of the acquisition of Hunan Tongxin stock, pursuant to the Equity Acquisition Agreement.



ANTICIPATED ACCOUNTING TREATMENT


The acquisition will be accounted for using the purchase method of accounting with AAAC treated as the acquirer. Under this method of accounting, Hunan Tongxin's assets and liabilities will be recoded by AAAC at their respective fair values as of the closing date of the acquisition (including any identifiable intangible assets). Any excess of purchase price over the net fair values of Hunan Tongxin's assets and liabilities will be recorded as goodwill. Financial statements of AAAC after the acquisition will reflect these values. The results of operations of Hunan Tongxin will be included in the results of operations of AAAC beginning on the effective date of the acquisition.

REGULATORY MATTERS


The Equity Acquisition and the transactions contemplated by the Equity Acquisition Agreement are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings necessary to effectuate the transactions contemplated by the Equity Acquisition and Redomestication proposals with the State of Delaware and the BVI.


BOARD SOLICITATION

Your proxy is being solicited by the board of directors of AAAC on each of the two proposals being presented to the stockholders at the special meeting.

SELECTED HISTORICAL FINANCIAL DATA

We are providing the following financial information to assist you in your analysis of the financial aspects of the Equity Acquisition. We derived Hunan Tongxin historical information from the audited consolidated financial statements of Hunan Tongxin as of and for each of the years ended December31, 2004, 2005 and 2006. The selected historical financial data for the years ended December 31, 2002 and December 31, 2003 and for the six months ended June 30, 2007 is unaudited We derived the AAAC historical information from the audited financial statements for the year ended December 31, 2006. The selected financial data information is only a summary and should be read in conjunction with each company's historical consolidated financial statements and related notes contained elsewhere herein. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of Hunan Tongxin, AAAC or the combined company resulting from the business combination.

                     HUNAN TONGXIN HISTORICAL FINANCIAL DATA



$ THOUSANDS EXCEPT INCOME/SHARE                                                                                     SIX MONTHS
AND DIVIDENDS/SHARE                                          YEAR ENDED DECEMBER 31 OF                           ENDED JUNE 30 OF
-------------------------------     --------------------------------------------------------------------------   ----------------
STATEMENT OF INCOME DATA            2002 (UNAUDITED)   2003 (UNAUDITED)      2004         2005         2006      2007 (UNAUDITED)
-------------------------------     ----------------   ----------------   ----------   ----------   ----------   ----------------
Revenue (net)                              25,603             42,741          45,364       57,098       64,697          41,100
Gross margin                                   22%                19%          18.43%       16.84%       29.16%          32.77%
Operating income                              585              1,795             637        2,361       10,349           9,581
Net income (loss) (1)                         180                 60            (941)         752        5,703           5,038
Weighted average common shares         42,743,400         42,743,400      42,743,400   68,493,335   72,521,705      72,521,705
Income (loss) per share (1)                0.0042             0.0014         (0.0217)      0.0112       0.0788          0.0786
Cash dividends declared per share              --                 --          0.0092       0.0257       0.1188              --



                                                                                                 SIX MONTHS
                                                                                                 ENDED JUNE
                                                    YEAR ENDED DECEMBER 31 OF                      30 OF
$ THOUSANDS                         ---------------------------------------------------------   -----------
------------------                      2002          2003          2004                          2007
BALANCE SHEET DATA                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    2005     2006    (UNAUDITED)
------------------                  -----------   -----------   -----------   ------   ------   -----------
Total current assets                   17,416        18,287        21,944     30,503   42,616      57,825
Total assets                           28,660        30,093        36,112     50,198   65,455      81,617
Total current liabilities              19,680        20,663        24,796     34,469   48,195      57,590
Long-term liability                        --            --            --          5    3,983       5,273
Stockholders' equity                    8,980         9,430        11,316     15,724   13,277      18,754



(1) Hunan Tongxin had no discontinued operations, therefore net income (loss) and net income (loss) per share has been provided in lieu of income (loss) from continuing operations and income (loss) from continuing operations per share.

                      AAAC HISTORICAL FINANCIAL INFORMATION



                                                              FOR THE PERIOD
                                                            FROM JUNE 20, 2005      FOR THE YEAR     FOR THE SIX MONTHS
                                                               (INCEPTION)             ENDED           ENDED JUNE 30,
                                                             TO JUNE 30, 2007    DECEMBER 31, 2006          2007
                                                           -------------------   -----------------   ------------------
Revenue                                                        $        --                  --
In Interest income on trust account                            $ 2,181,450           1,308,883              872,567
Net loss (1)                                                   $ 3,736,210          (3,569,613)             331,041
Net loss per share (1)                                         $       .86               (0.73)                (.05)
Dividends paid per share                                       $        --                  --                   --
Total assets (including cash deposited in trust Account)       $39,267,071          39,111,045           39,267,071
Common shares subject to possible conversion                   $ 1,005,746           1,005,746            1,005,746
Stockholders' equity                                           $18,314,156          18,758,574           18,314,156


Notes:

(1) AAAC had no operations, therefore net income (loss) and net income (loss) per share has been provided in lieu of income (loss) from continuing operations and income (loss) from continuing operations per share.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


The Equity Acquisition transaction will result in those shareholders in Hunan Tongxin obtaining approximately 41% of the voting interests in TI. Since AAAC does not have any assets with operating substance except cash, the transaction has been accounted for as a purchase. The Equity Acquisition transaction utilizes the capital structure of AAAC, and the assets and liabilities of Hunan Tongxin recorded at fair market value. AAAC will be deemed to be the acquiring company for accounting and financial reporting purposes.


We have presented below selected unaudited pro forma combined financial information that reflects the result of the Equity Acquisition transaction and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the Equity Acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the Equity Acquisition. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement.

UNAUDITED PRO FORMA STATEMENT OF CONDENSED COMBINED STATEMENT OF OPERATIONS


                                    Six Months Ended June 30, 2007   Year Ended December 31, 2006
                                    ------------------------------   ----------------------------
                                          ASSUMING   ASSUMING             ASSUMING   ASSUMING
                                           MAXIMUM    MINIMUM              MAXIMUM    MINIMUM
($Thousands)                              APPROVAL   APPROVAL             APPROVAL   APPROVAL
------------                              --------   --------             --------   --------
Revenue                                    41,100     41,100               64,297     64,297
Net income                                  4,134      4,202                5,626      5,524
Net income per share-basic                 $ .043       .044               0.5903     0.5796
Net income per share-diluted               $ .043       .044               0.5903     0.5796
Cash dividends declared per share              --         --                0.119      0.119




                                             JUNE 30, 2007
                                           -----------------
Total Assets                               134,942   127,420
Long-term debt excluding current portion     5,273     5,273
Stockholders Equity                         59,856    52,334

COMPARATIVE PER SHARE INFORMATION


The following table sets forth selected historical per share information of Hunan Tongxin and AAAC and unaudited pro forma combined per share ownership information of Hunan Tongxin and AAAC after giving effect to the Equity Acquisition Proposal of Hunan Tongxin, assuming a maximum level and a minimum level of approval of the Equity Acquisition by AAAC stockholders who exercise their conversion and/or appraisal right. The Equity Acquisition transaction will be accounted for as a purchase.



You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement, and the historical financial statements of Hunan Tongxin and AAAC and related notes that are included elsewhere in this proxy statement. The unaudited Hunan Tongxin and AAAC pro forma combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Information and related notes included elsewhere in this proxy statement. The historical per share information of HunanTongxin was derived from its audited financial statements as of and for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2007.



The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of Hunan Tongxin and AAAC would have been had the companies been combined or to project the Hunan Tongxin and AAAC results of operations that may be achieved after the Equity Acquisition.

                                                                                     HUNAN       COMBINED
                                                                        AAAC        TONGXIN       COMPANY
                                                                         (1)          (2)           (2)
                                                                     ----------   -----------   ----------
Assuming maximum approval                                                   100%          100%         100%
   Weighted Average Shares Understanding                              5,031,250    72,521,705    5,031,250
   Shares to be issued to Hunan Tongxin Management                    4,500,000     4,500,000    4,500,000
   Total assuming maximum approval (2)                                9,531,250            --    9,531,250
Assuming minimum approval (2)                                             80.01%        80.01%       80.01%
   Weighted average shares outstanding                                4,025,000    72,521,705    4,025,000
   Shares to be issued to Hunan Tongxin Management                    4,500,000     4,500,000    4,500,000
   Total assuming minimum approval (2)                                8,525,000     8,525,000    8,525,000
Net income (loss) per share - historical on weighted average basis

   Year ended December 31, 2004:                                     $            $   (0.0217)
   Year ended December 31, 2005:                                     $            $    0.0112
   Year ended December 31 2006:                                      $  (0.7283)  $    0.0786   $   0.5903
   Six months ended June 30, 2007                                    $  (0.0519)  $    0.0519   $   0.4337
Net income per share - pro forma on weighted average
   basis - diluted
   Twelve Months ended December, 31, 2006
      Under maximum approval assumption                              $  (0.7283)  $    0.0786   $   0.5903
      Under minimum approval assumption                              $  (0.7283)  $    0.0786   $   0.5903
   Six months ended June 30, 2007
      under maximum approval                                            (0.0519)  $    0.0694   $   0.4337
      under minimum approval                                            (0.0519)  $    0.0694   $   0.4337
   Cash dividends declared per share:
      Year ended June 30, 2006                                       $       --   $     0.119   $    0.119
      Six months ended June 30, 2007                                         --            --           --
Book value per share - December 31, 2006                             $    0.181   $      5.11   $    0.825
Book value per share - June 30, 2007                                 $    0.258   $      4.32   $    0.721


Notes:


(1) Operations of AAAC are for the period from June 20, 2005 (inception) to December 31, 2006 and June 30, 2007.



(2) Historical per share amounts for AAAC were determined based upon the actual weighted average shares outstanding at December 31, 2006 and combined pro forma per share amounts for AAAC and Hunan Tongxin were determined based upon the assumed number of shares to be outstanding under the two different levels of approval.



(3) Calculated based on the minimum approval, to record refund of funds ($7,647,500 plus $170,070 for related interest) to converting stockholders.


MARKET PRICE INFORMATION


AAAC's common stock, warrants and units are each quoted on the Over-the-Counter Bulletin Board under the symbols AAAC, AAACW and AAACU, respectively. AAAC's units commenced public trading on April 19, 2006 and its common stock and warrants commenced public trading on June 12, 2006. The closing price for each share of common stock, warrant and unit of AAAC on July 24, 2007, the last trading day before announcement of the execution of the Equity Acquisition Agreement was $7.95, $2.80 and $11.15, respectively.



In connection with the Equity Acquisition, AAAC intends to apply for the quotation of the combined company's common stock, warrants and units on the NASDAQ National Market. The proposed symbols are TXI, TXIW and TXIU for TI's common stock, warrants and units, respectively. Management anticipates that, if NASDAQ approves this listing, it will be concurrent with the consummation of the Redomestication. If the listing on NASDAQ is not finally approved, management expects that the common stock, warrants and units will continue to trade on the OTCBB. Currently there is no trading market for any securities of Hunan Tongxin, and there can be no assurance that a trading market will develop.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices of the AAAC common stock, warrants and units as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.


Over-the-Counter Bulletin Board


                                  AAAC            AAAC            AAAC
                              Common Stock      Warrants          Units
                             -------------   -------------   --------------
                              High    Low     High    Low     High     Low
                             -----   -----   -----   -----   ------   -----
2006 Second Quarter          $8.65   $7.00   $1.50   $1.35   $10.16   $8.35
2006 Third Quarter           $7.17   $7.00   $2.05   $1.56   $ 9.22   $8.56
2006 Fourth Quarter          $8.08   $7.21   $2.14   $1.35   $10.22   $8.56
2007 First Quarter           $8.40   $7.50   $2.16   $1.82   $10.56   $9.32
2007 Second Quarter          $7.74   $7.42   $2.40   $1.97   $ 9.96   $9.38
2007 Third Quarter           $8.15   $7.40   $2.95   $1.76   $10.70   $9.15
2007 Fourth Quarter          $8.08   $7.62   $3.00   $1.94   $11.04   $9.48
(through October 31, 2007)


HOLDERS


As of August 24, 2007, there were 145 holders of record of the units, 36 holders of record of the common stock and 124 holders of record of the warrants. AAAC believes that the beneficial holders of the units, common stock and warrants to be in excess of 400persons each. It is anticipated that the number of holders of TI common stock after the Redomestication will be the same as the number of holders of AAAC common stock.


DIVIDENDS


Although Hunan Tongxin has paid dividends on its common stock, AAAC has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the completion of a business combination.

The payment of dividends by TI in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition of TI subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.


RISK FACTORS


You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to adopt the Equity Acquisition and the Redomestication Proposals. The company has described all material risks that are currently known and reasonably foreseeable.



If we complete the Equity Acquisition of Hunan Tongxin, TI will be subject to a number of risks. You should carefully consider the risks we describe below and the other information included in this proxy statement before you decide how you want to vote on the Equity Acquisition Proposal. Following the closing of the Equity Acquisition, the market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this proxy statement, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we would become a BVI company with substantial operations in the People's Republic of China ("PRC"). As a result, we would be subject to legal and regulatory environments that differ in many respects from those of the United States. Our business financial condition or results of operations could be affected materially and adversely by any of the risks discussed below. . This discussion contains forward-looking statements.



RISKS RELATED TO THE BUSINESS OF HUNAN TONGXIN



A DECREASE IN THE RATE OF GROWTH IN THE CHINESE AUTOMOTIVE INDUSTRY AND THE CHINESE ECONOMY IN GENERAL MAY ADVERSELY AFFECT THE OPERATING RESULTS OF HUNAN TONGXIN



Automotive Original Equipment Manufacturers ("OEMs") operating in China are the sole current source of revenues for Hunan Tongxin. Its business has benefited in the past from the rapid expansion of China's automotive industry, which has created additional demand from existing companies and led to the formation of additional companies that have need for Hunan Tongxin's products and services. The Chinese economy may not be able to sustain this rate of growth in the future and any reduction in the rate of China's automotive growth could adversely affect its revenues.



HUNAN TONGXIN DOES NOT HAVE LONG-TERM PURCHASE COMMITMENTS FROM ITS CUSTOMERS.



Hunan Tongxin is engaged in the design, manufacturing, sales and aftermarket services of EVBS and related components. As a result, its revenues result from over 130 individual OEMs contracts that are renewed yearly. Furthermore, OEMs may change or delay or terminate orders for EVBS without notice for any number of reasons unrelated to it, including lack of market acceptance for the OEMs' vehicles. As a result, in order to maintain and expand its business, Hunan Tongxin must be able to replenish the orders in its pipeline on a yearly basis. It is possible that some of its potential customers could choose the products of its competitors. Should they do so, it would suffer a decline in the rate of increase of growth of revenues and profitability.



HUNAN TONGXIN FACES COMPETITION FROM BOTH DOMESTIC COMPETITORS AND FROM IN-HOUSE OPERATIONS OF SEVERAL LARGE CUSTOMERS



Hunan Tongxin operates in a competitive environment. It competes with two domestic independent suppliers in addition to the in-house operations of several large customers. These in-house operations are capable of matching the products and services of HunanTongxin and have substantially greater financial resources to compete effectively with Hunan Tongxin by, for example, reducing their prices, which could force it to reduce its prices.



IF HUNAN TONGXIN IS NOT ABLE TO DEVELOP NEW PRODUCTS, ITS SALES WILL SUFFER.



Hunan Tongxin success depends, in significant part, on its ability to develop products that customers will accept. It may not be able to develop successful new products in a timely fashion. Its commitment to customizing products to address particular needs of its customers could burden its resources or delay the delivery of its products.



HUNAN TONGXIN'S PLAN TO ENTER OTHER INTERNATIONAL MARKETS MAY NOT PROVE SUCCESSFUL.



To date HunanTongxin has conducted nearly all of its business within China with limited exports to South East Asia including Vietnam. However, it has plans to enter other international markets in the near future. While the manner in which it plans to do so will likely not involve large amounts of capital and resources, it will require meaningful amounts of management time and attention. HunanTongxin's products and its overall approach to EVBS may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on its management from these activities may detract from their efforts in the domestic Chinese market, causing the operating results in its principal market to be adversely affected.



Hunan Tongxin will also face international competitors who are much better established and more experienced than it, have substantially greater financial resources, operate in many international markets and are much more diversified than Hunan Tongxin. As a result, they are in a strong position to compete effectively with it by, for example, reducing their prices, which could force Hunan Tongxin to reduce its prices. These large competitors are also in a better position than Hunan Tongxin is to weather any extended weaknesses in the international markets for their products.


WE MAY NOT BE ABLE TO SECURE FINANCING FOR FUTURE OPERATING NEEDS ON ACCEPTABLE TERMS, OR ON ANY TERMS AT ALL.

From time to time, we may seek additional equity or debt financing, within the PRC or outside the PRC, to provide the capital required to maintain or expand Hunan Tongxin's design and production facilities and equipment and/or working capital, if its cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available with satisfactory terms, we may be unable to expand Hunan Tongxin's business or to develop new business at the rate desired, and its operating results may suffer.


FAILURE TO MANAGE TI'S GROWTH EFFECTIVELY COULD ADVERSELY AFFECT ITS OPERATIONS.


Hunan Tongxin has increased the number of its manufacturing and product programs and intends to expand further the number and diversity of its programs. It may also increase the number of its manufacturing locations. Its ability to manage its planned growth effectively will require it to:


*    enhance its quality, operational, financial and management systems;

*    expand its facilities and equipment; and


* successfully hire, train and motivate additional employees, including technical personnel necessary to operate its die design and fabrication facility.



An expansion of its-product range, manufacturing and sales, will result in increases in its overhead and selling expenses. It may also be required to increase staffing and other expenses as well as its expenditures on plant, equipment and property in order to meet the anticipated demand of its customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect its profitability. Customers also may require rapid increases in design and production services that would place an excessive short-term burden on its resources and could reduce its profitability.



HUNAN TONGXINMAY NOT BE ABLE TO RETAIN, RECRUIT AND TRAIN ADEQUATE DIE DESIGN AND FABRICATION TECHNICAL PERSONNEL.



Hunan Tongxin's-continued operations are dependent upon its ability to identify and recruit adequate technical personnel for die design and fabrication. It requires trained personnel of varying levels and experience and a flexible work force of semi-skilled operators. With the current rate of economic growth in China, competition for qualified personnel will be substantial. The favorable employment climate may not continue and the wage rates it must offer to attract qualified technical personnel may not enable it to remain competitive.


RISKS RELATED TO INTERNATIONAL OPERATIONS

IF THE PRC DOES NOT CONTINUE ITS POLICY OF ECONOMIC REFORMS, IT COULD, AMONG OTHER THINGS, RESULT IN AN INCREASE IN TARIFFS AND TRADE RESTRICTIONS ON PRODUCTS TI PRODUCES OR SELLS.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, "planned economy," meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.



However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Hunan Tongxin's business has benefited greatly from that new outlook. Although we believe that the changes adopted by the PRC government have had a positive effect on the economic development of the PRC, additional changes still need to be made. For example, a substantial portion of productive assets in the PRC are still owned by government entities. Additionally, the government continues to play a significant role in regulating automotive development. We cannot predict the timing or extent of any future economic reforms that may be proposed.



A positive economic change has been the PRC's entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC's entry will ultimately result in a reduction of tariffs for automotive products, a reduction in trade restrictions and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods from other countries, currency exchange requirements and other measures designed to ease the current trade imbalance that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of its business currently is conducted solely within China, this may have a negative impact on China's economy generally, which would adversely affect its business. It could also reduce or eliminate any benefits that it hopes to achieve by expanding its business internationally.



THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD, OR EVEN NATIONALIZE PRIVATE ENTERPRISE, WHICH COULD HARM TI'S OPERATIONS.



Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to Hunan Tongxin's detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect its business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of its investment in China.

BECAUSE OUR OPERATIONS WILL BE INTERNATIONAL, WE WILL BE SUBJECT TO SIGNIFICANT WORLDWIDE POLITICAL, ECONOMIC, LEGAL AND OTER UNCERTAINTIES.


Upon consummation of the proposed transactions, we will be incorporated in the BVI and will have our principal operations in China. Because Hunan Tongxin manufactures all of its products in China, substantially all of the net book value of our total consolidated fixed assets will be located there. While until now nearly all of Hunan Tongxin's sales have been within China, it is expanding its efforts to sell them internationally as well. As a result, it expects to have receivables from and goods in transit outside of China in the near future. Protectionist trade legislation in the United States or other countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect its ability to sell products in these markets.



Hunan Tongxin is also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. It is subject to laws and regulations governing its relationship with its employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. It is subject to significant government regulation with regard to property ownership and use in connection with its leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact its profits and operating results.



BECAUSE TI PLANS TO INCREASE THE AMOUNT OF INTERNATIONAL BUSINESS IT CONDUCTS AND MAY USE CURRENCIES OTHER THAN THE RENMINBI, TI MAY EXPERIENCE A DECREASE IN EARNINGS BECAUSE OF THE FLUCTUATION OF THE RENMINBI AGAINST OTHER CURRENCIES.



The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People's

Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. While the official exchange rate had remained stable over the past several years, the PRC recently adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Since Hunan Tongxin is planning to increase the amount of business that it conducts internationally, and may use currencies other than the Renminbi, any fluctuation in the value of the Renminbi could have various adverse effects on its business.


CHANGES IN FOREIGN EXCHANGE REGULATIONS IN THE PRC MAY AFFECT HUNAN TONGXIN'S ABILITY TO PAY DIVIDENDS IN FOREIGN CURRENCY OR CONDUCT OTHER FOREIGN EXCHANGE BUSINESS.


Renminbi, or RMB, is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in United States dollars. The PRC government, through the State Administration for Foreign Exchange ("SAFE"), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises ("FIE") are required to apply for "Foreign Exchange Registration Certificates" and to renew those certificates annually. A FEI is any one of a number of legal structures under which a company can participate in the Chinese economy. These entities tend to have tight government regulation at nearly every important business juncture, which limits the efficiency at which any foreign company can profit from foreign ventures as well as the amount of control that a foreign parent has over the FIE. However, even with that certification, conversion of currency in the "capital account" (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede its business activities.


AAAC'S BOARD APPROVED THE TRANSACTION WITHOUT OBTAINING A FAIRNESS OPINION.

Based upon the directors' experience in performing due diligence of acquisition targets and in valuing companies, AAAC did not obtain a fairness opinion with respect to the Equity Acquisition transaction. If the AAAC Board erred in concluding that the Equity Acquisition Agreement is in the best interest of the AAAC stockholders, then the AAAC stockholders could suffer adverse consequences as a result of the consummation of the transaction. In the event of litigation over the Board's exercise of its fiduciary duties, AAAC may be required to indemnify its directors. At a minimum, any litigation would divert management's time and attention from completing the transactions described herein, and would likely also involve the expenditure of substantial amounts for legal fees.

WE ARE SUBJECT TO VARIOUS TAX REGIMES.


Upon consummation of the Equity Acquisition transaction, we will have subsidiaries and/or operations in the PRC, and the BVI, and we may have operations in other jurisdictions. As a result, we will be subject to the tax regimes of these countries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

BECAUSE CHINESE LAW WILL GOVERN ALMOST ALL OF TI'S MATERIALAGREEMENTS, WE MAY NOT BE ABLE TO ENFORCE OUR LEGAL RIGHTS WITHIN THE PRC.

Chinese law will govern all of our material agreements after the Equity Acquisition. Our PRC subsidiary may not be able to enforce their material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.




IT WILL BE EXTREMELY DIFFICULT TO ACQUIRE JURISDICTION AND ENFORCE LIABILITIES AGAINST OUR OFFICERS, DIRECTORS AND ASSETS BASED IN THE PRC.

Because most of our officers and directors will reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States. Also, because our executive officers will likely be residing in the PRC at the time such a suit is initiated, achieving service of process against such persons would be extremely difficult. Furthermore, because the majority of our assets are located in the PRC it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. Moreover, we have been advised that the PRC does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts.

WE MAY HAVE DIFFICULTY ESTABLISHING ADEQUATE FINANCIAL CONTROLS IN THE PRC.


Most PRC companies historically have been less focused on establishing Western style financial reporting concepts and practices, as well as in modern banking, and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet USGAAP standards.


RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

THE MARKET PRICE OF OUR SHARES IS SUBJECT TO PRICE AND VOLUME FLUCTUATIONS.

The markets for equity securities have been volatile. The price of our common shares may be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding warrants, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

FOLLOWING THE EQUITY ACQUISITION, A LIMITED NUMBER OF STOCKHOLDERS WILL COLLECTIVELY OWN APPROXIMATELY 41% OF OUR COMMON STOCK AND MAY ACT, OR PREVENT CERTAIN TYPES OF CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER STOCKHOLDERS.

Immediately after the consummation of the Equity Acquisition transaction, the former holders of TI will own approximately 41% of our outstanding common stock. Accordingly, these stockholders (some of whom serve as, or are affiliated with, our directors and officers) may, if they act together, exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our stockholders.

IN THE REDOMESTICATION TRANSACTION, WE WILL BECOME A BVI COMPANY AND, BECAUSE THE RIGHTS OF SHAREHOLDERS UNDER BVI LAW DIFFER FROM THOSE UNDER UNITED STATES LAW, YOU MAY HAVE FEWER PROTECTIONS AS A SHAREHOLDER.


Following the Redomestication, our corporate affairs will be governed by our Memorandum and Articles of Association, the Business Companies Act of the BVI and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from British common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

BVI COMPANIES MAY NOT BE ABLE TO INITIATE SHAREHOLDER DERIVATIVE ACTIONS, THEREBY DEPRIVING SHAREHOLDERS OF THE ABILITY TO PROTECT THEIR INTERESTS.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of United States securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of United States securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.


BEING A FOREIGN PRIVATE ISSUER EXEMPTS US FROM CERTAIN SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS THAT PROVIDE STOCKHOLDERS THE PROTECTION OF INFORMATION THAT MUST BE MADE AVAILABLE TO STOCKHOLDERS OF UNITED STATES PUBLIC COMPANIES.



Upon consummation of the redomestication merger we will be a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we will be exempt from certain provisions applicable to United States public companies including:



- The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;



- The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;



- Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and



- The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short swing" trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).



Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.


THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR COMMON STOCK,

AND THE TRADING PRICE FOR OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

Our common stock is currently traded on the Over the Counter Bulletin Board, and we intend to file an application for listing on The NASDAQ National Market. Our listing application may not be accepted. If we do not succeed in securing a listing on the NASDAQ National Market, it could limit the ability to trade our common stock and result in a reduction of the price that can be obtained for shares being sold.

Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the NASDAQ National Market we will always be able to meet the NASDAQ National Market listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ National Market listing requirements could result in the delisting of our common stock from the NASDAQ National Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

WE MAY NOT PAY CASH DIVIDENDS.


Although Hunan Tongxin has paid dividends on its common stock AAAC has never paid any cash dividends on our common stock. TI expects to apply earnings toward the further expansion and development of its business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.


CONSIDERATION OF RISK FACTORS

Before you grant your proxy or instruct how your vote should be cast or vote on the adoption of the Equity Acquisition Agreement you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this proxy statement could have a material adverse effect on AAAC, Hunan Tongxin, or the combined company.

THE AAAC SPECIAL MEETING

AAAC SPECIAL MEETING

We are furnishing this proxy statement to you as part of the solicitation of proxies by the AAAC board of directors for use at the special meeting in connection with the proposed Equity Acquisition, Redomestication. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

DATE, TIME AND PLACE

We will hold the special meeting at ________, ________, on _________, 2007 at ____________________________, to vote on the proposals to approve the Equity Acquisition Agreement, and the Redomestication.

PURPOSE OF THE SPECIAL MEETING

*    At the special meeting, we are asking holders of AAAC common stock to:

*    Approve the Equity Acquisition Proposal; and

*    Approve the Redomestication proposal.

THE AAAC BOARD OF DIRECTORS:

* Has unanimously determined that the Equity Acquisition Proposal, and the Redomestication proposal are fair to and in the best interests of AAAC and its stockholders;

* Has unanimously approved the Equity Acquisition Proposal, and the Redomestication Proposal;


* Unanimously recommends that AAAC common stockholders vote "FOR" the proposals to adopt the Equity Acquisition Agreement; and



* Unanimously recommends that AAAC common stockholders vote "FOR" the proposal to redomesticate in the BVI.


RECORD DATE; WHO IS ENTITLED TO VOTE


The "record date" for the special meeting is September 13, 2007. Record holders of AAAC common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 5,031,250 outstanding shares of AAAC common stock., excluding 1,349,000 shares of common stock held by its officer, directors and other insiders.
Each share of AAAC common stock is entitled to one vote per share at the special meeting.


Pursuant to agreements with AAAC, any shares of AAAC common stock held by stockholders who purchased their shares of common stock prior to the initial public offering (except for shares those holders may have purchased in the public market) will be voted in accordance with the majority of the votes cast at the special meeting on the Equity Acquisition and Redomestication proposals.

AAAC's outstanding warrants do not have any voting rights, and record holders of AAAC warrants will not be entitled to vote at the special meeting.

VOTING YOUR SHARES

Each share of AAAC common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of AAAC common stock that you own.

There are three ways to vote your shares of AAAC common stock at the special meeting:

* You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the AAAC board "FOR" the adoption of the Equity Acquisition Proposal, and the Redomestication Proposal.

* You can vote by telephone or on the internet by following the telephone or Internet voting instructions that are included with your proxy card. If you vote by telephone or by the Internet, you should not return the proxy card.

* You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.


IF YOU DO NOT VOTE YOUR SHARES OF AAAC COMMON STOCK IN ANY OF THE WAYS DESCRIBED ABOVE, IT WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE ADOPTION OF THE EQUITY ACQUISITION PROPOSAL AND THE REDOMESTICATION PROPOSAL, BUT WILL NOT HAVE THE EFFECT OF A DEMAND OF CONVERSION OF YOUR SHARES INTO A PRO RATA SHARE OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE PROCEEDS OF AAAC'S INITIAL PUBLIC OFFERING ARE HELD OR A DEMAND FOR APPRAISAL RIGHTS UNDER DELAWARE LAW.


WHO CAN ANSWER YOUR QUESTIONS ABOUT VOTING YOUR SHARES

If you have any questions about how to vote or direct a vote in respect of your AAAC common stock, you may call Mr. David J. Brophy, AAAC's Corporate Secretary,
(248) 593-8330.

NO ADDITIONAL MATTERS MAY BE PRESENTED AT THE SPECIAL MEETING

This special meeting has been called only to consider the adoption of the Equity Acquisition Proposal, and the Redomestication proposal. Under AAAC's by-laws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting, if they are not included in the notice of the meeting.

REVOKING YOUR PROXY

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

*    You may send another proxy card with a later date;

* You may notify David J. Brophy, AAAC's Secretary, in writing before the special meeting that you have revoked your proxy; and

* You may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

VOTE REQUIRED

The presence, in person or by proxy, of a majority of all the outstanding shares of common stock constitutes a quorum at the special meeting. Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to AAAC but marked by brokers as "not voted" will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld by the broker ("broker non-votes"). If you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on the proposals to approve the Equity Acquisition, and the Redomestication.


The approval of the Equity Acquisition and Redomestication proposals will require the affirmative vote of the holders of a majority of the AAAC common stock outstanding on the record date. Because each of these proposals require the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote, abstentions and shares not entitled to vote because of a broker non-vote will have the same effect as a vote against the proposals.


For consummation of the Equity Acquisition proposal, the Redomestication proposal must be approved by the stockholders. For the Redomestication proposal to be implemented, the Equity Acquisition proposal must be approved by the stockholders.

CONVERSION RIGHTS

Any stockholder of AAAC holding shares of common stock issued in AAAC's initial public offering who votes against the Equity Acquisition Proposal may, at the same time, demand that AAAC convert his or her shares into a pro rata portion of the trust account as of the record date. If the stockholder makes that demand and the Equity Acquisition is consummated, AAAC will convert these shares into a pro rata portion of funds held in the trust account plus interest, as of the record date.


The closing price of AAAC's common stock on September 30, 2007 () was $7.99 and the per-share, pro-rata cash held in the trust account on that date was approximately $7.79. Prior to exercising conversion rights, AAAC stockholders should verify the market price of AAAC's common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights, if the market price per share is higher than the conversion price. The conversion price will be calculated as of two business days prior to the consumption of the business combination.


If the holders of 1,006,250 or more shares of common stock issued in AAAC's initial public offering (an amount equal to 20% or more of these shares), vote against the Equity Acquisition and demand conversion of their shares, AAAC will not be able to consummate the Equity Acquisition.

If you exercise your conversion rights, then you will be exchanging your shares of AAAC common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the effective time of the Equity Acquisition and then tender your stock certificate to the combined company.

APPRAISAL RIGHTS

Under Delaware corporate law, the Redomestication of AAAC causes the stockholders of AAAC to have appraisal rights in connection with the transactions for which approval is sought. This right is separate from the conversion rights of the holders of shares of AAAC common stock issued in the initial public offering. However, because the exercise of the appraisal right and the conversion rights both require a tender of the holder's shares to AAAC, only one right may be elected in respect of the shares. See Annex H for more information about appraisal rights.

SOLICITATION COSTS


AAAC is soliciting proxies on behalf of the AAAC board of directors. This solicitation is being made by mail but also may be made by telephone or in person. AAAC and its respective directors, officers and employees may also solicit proxies in person, by telephone or by email.



The proxy solicitations will comply with Rule 14a-4, regulation 14.



AAAC has not hired a firm to assist in the proxy solicitation process, but may do so if it deems this assistance necessary. AAAC will pay all fees and expenses related to the retention of any proxy solicitation firm. In the event the Company engages a firm to assist it with the proxy Solicitation, the company will disclose to its stockholders the information required by Item 4(a)(iii) of
Schedule 14A.


AAAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

STOCK OWNERSHIP


At the close of business on the record date, Asia Development Capital LLC and other insiders beneficially owned and were entitled to vote approximately 1,349,000 shares of AAAC common stock, or approximately 21% of the then outstanding shares of AAAC common stock, which includes all of the shares held by the directors, executive officers of AAAC and their affiliates and other insiders. Those persons, who were stockholders of AAAC prior to its initial public offering of securities, have agreed to vote their shares on the Equity Acquisition and Redomestication proposals in accordance with the majority of the votes cast by the holders of shares issued in AAAC's initial public offering.


FAIRNESS OPINION


AAAC did not obtain a fairness opinion in respect to the acquisition of Hunan Tongxin or the Redomestication. The AAAC board of directors believes because of the financial skills and background of several of its members, it was qualified to make an analysis itself and conclude that the acquisition of Hunan Tongxin met the 80% asset test requirement without recourse to an fairness opinion from an independent source.

CONSIDERATION OF THE EQUITY ACQUISITION AGREEMENT

The following discussion of the principal terms of the Equity Acquisition Agreement dated July 24, 2007 among AAAC and the Hunan Tongxin Equity Holders is subject to, and is qualified in its entirety by reference to, the Equity Acquisition Agreement, the Key Employees Employment Agreement and the Performance Earn Out Agreement. A copy of each Agreement is attached as an Annex to this proxy statement and is incorporated in this proxy statement by reference.

GENERAL DESCRIPTION OF THE EQUITY ACQUISITION AGREEMENT


Pursuant to the Equity Acquisition Agreement, AAAC will establish a wholly owned subsidiary, Tongxin International, Ltd., under the laws of the British Virgin Islands, and AAAC will merge with and into TI concurrently with the closing of the Equity Acquisition. TI will be the surviving entity, and the separate corporate existence of AAAC will cease at the effective time of the merger. Simultaneously with the merger, TI will purchase all of the issued and outstanding common stock of Hunan Tongxin, We refer to TI Ltd., after giving effect to completion of the Equity Acquisition, as "TI" or "the combined company." As a result of the Equity Acquisition, Hunan Tongxin Equity Holders will own approximately 41% of the outstanding shares of the combined company's common stock, assuming full participation in the exchange offer and no conversions or exercise of appraisal rights and before any issuance of shares pursuant to the earn out provisions of the Performance Earn Out Agreement.
If TI issues the additional earn out shares as additional consideration to Hunan Tongxin, Hunan Tongxin will then own approximately 50% of the issued and outstanding common stock of TI, and existing AAAC stockholders will own approximately 50% of the issued outstanding common stock of TI. None of the foregoing percentages reflects the effect that an exercise of the currently outstanding warrants would have.



ARBITRATION



Any dispute, controversy or claim arising out of or relating to this Equity Acquisition Agreement, or the interpretation, breach, termination or validity, shall be resolved through consultation. Consultation shall begin immediately after one party hereto has delivered to the other party a written request for consultation. If within thirty (30) days following the date on which notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party with notice to the others.



The arbitration shall be conducted in Hong Kong by the Hong Kong International Arbitration Center in accordance with its arbitration rules then in effect. The arbitration proceedings shall be conducted in Chinese.



The award of the arbitration tribunal shall be final and binding upon the disputing parties, and any party may apply to a court of competent jurisdiction for enforcement of the award.


NEW TI MEMORANDUM AND ARTICLES OF ASSOCIATION

As part of the Redomestication AAAC will present the New TI Memorandum and Articles of Association for approval at the AAAC Special Shareholders' Meeting. The AAAC Shareholders shall approve, and if necessary, shall cause the board of directors of TI to approve, the New TI Memorandum and Articles of Association and shall cause the New TI Memorandum and Articles of Association to take effect on the date of the Closing.


BACKGROUND OF THE EQUITY ACQUISITION AGREEMENT


The terms of the Equity Acquisition Agreement are the result of arm's-length negotiations between representatives of AAAC, and Mr. Zhang Duanxiang who was given full authority by the Hunan Tongxin Equity Holders. Mr. Zhang is Chairman and Chief Executive Officer of Hunan Tongxin and its largest shareholder.


The following is a brief discussion of the background of these negotiations, the Equity Acquisition and related transactions.

THE CANDIDATE IDENTIFICATION PROCESS


AAAC was formed on June 21, 2005 to serve as a vehicle to accomplish a business combination with an unidentified automotive component business in China, India or the ASEAN region. AAAC completed an initial public offering on April 19, 2006, in which it raised net proceeds of approximately $38.2 million. Of these net proceeds, approximately $37.4 million were placed in a trust account immediately following the initial public offering and, in accordance with AAAC's Certificate of Incorporation, will be released either upon the consummation of a business combination or upon the liquidation of AAAC. AAAC must liquidate unless a business combination is consummated by April 19, 2008.


In mid-April 2006, promptly after completing AAAC's public offering, the officers of AAAC began the initial screening and interviewing process to locate target companies within China, India or the ASEAN region, with which to effect a business combination. AAAC sought to identify acquisition candidates principally through its extensive contacts and experience throughout the Asian automotive industry.


Over the course of the next six months AAAC selected fourteen companies as potential candidates for a business combination. Hunan Tongxin was one of the fourteen potential candidates selected for a business combination.


On a daily basis the AAAC team regularly reviewed data collected on various potential candidates and met with representatives of some of these companies, and in some cases executed non-binding letters of intent.


An AAAC Officer first met with Hunan Tongxin's Chairman, Mr. Zhang Duanxiang, and its president, Mr. Peng Weiwu on October 24, 2006 and again on October 30, 2006, for preliminary discussions about a potential business combination. For some time thereafter, the parties remained in contact through phone calls and email communications, both directly and through their respective representatives.

The first formal meeting to discuss this transaction was held on December 2, 2006, in Changsha, China. AAAC management, Hunan Tongxin management and an advisory firm representing Hunan Tongxin, Manhattan Capital Group, exchanged information about AAAC and Hunan Tongxin.

During its discussions with Hunan Tongxin, AAAC continued to evaluate other potential candidates for a business combination.

On December 9, 2006, AAAC provided to Hunan Tongxin Management a non-binding Letter of Intent ("LOI"). Subsequently the parties were in discussion regarding the proposed LOI during the course of the next several weeks and agreed to meet in person on January 5, 2007.


After three days of negotiations in Changsha, China from January 5, 2007, to January 7, 2007, by and among the chairman and chief executive officer of AAAC and the chairman and president of Hunan Tongxin, AAAC and Hunan Tongxin signed the LOI on January 7, 2007 with respect to AAAC acquiring the equity of Hunan Tongxin. This LOI set forth the following:


* the reorganization of Hunan Tongxin and AAAC which was to take into account the best tax arrangements for all parties;


Hunan Tongxin has reorganized into a limited liability company as a pre-condition by the Chinese government before it became a wholly owned foreign enterprise on August 10, 2007. This is a requirement of the Chinese government before Tongxin can complete the transaction. AAAC will incorporate a wholly owned subsidiary to be formed under the laws of BVI with the name Tongxin International, Ltd. for the purposes of redomestication of AAAC to the BVI


* the consideration to be paid for Hunan Tongxin, which is reflected in the Equity Acquisition Agreement;


At the closing, and pursuant to the EAA, the Hunan Tongxin Shareholders and their designees will be paid an aggregate of $13,000,000 in cash for all the outstanding common stock of Hunan Tongxin.


* the terms of the additional consideration to be paid subsequent to the close of the business combination for retention of key management personnel for which is reflected in the Key Employees Employment Agreement;


Subsequent to closing, and pursuant to the Key Employees Employment Agreement Hunan Tongxin Management will receive an aggregate of 4,500,000 shares of TI common stock as an incentive to retain its management services.


* the terms of the additional consideration to be paid in 2008 for performance achieved in 2007 which is reflected in the Performance Earn Out Agreement;


In 2008, pursuant to the Performance Earn Out Agreement ("PEOA"), Hunan Tongxin Management will be issued up to an aggregate of 2,000,000 shares of common stock of TI (on an all-or-none basis) if, on a consolidated basis, TI generates after-tax profits of $9,500,000 in fiscal year 2007 (excluding one time costs associated with the transaction and corporate costs).


* the desire to begin to expand markets and opportunities for Hunan Tongxin outside of China;


* The inclusion of certain Hunan Tongxin Equity Holders on the board of directors of the surviving corporation.



The board of directors will be comprised of 9 directors including Mr. Zhang Duanxiang and Mr. Peng Weiwu current Hunan Tongxin equity holders.


During the period between January 8, 2007 and March 26, 2007, AAAC and Tongxin exchanged emails about various points in the agreements and continued to modify them and exchanged drafts of documents. Counsel and the accountants for all the parties conducted legal and financial due diligence and negotiated points in the agreements. During this period, representatives of AAAC and Hunan Tongxin also conducted operational due diligence. This included:


     - Revenue verification, market analysis and an analysis of each Tongxin customer account history from 2004 thru 2006 as well as analysis of projections for 2007. Included in this was an analysis of the costing, pricing and quoting process.



     - A visit to each Hunan Tongxin facility to understand the scope and capacity of the manufacturing processes in each including stamping, welding, assembly and paint. Included in the analysis was worker safety, worker training procedures, worker turnover, scrap handling, floor space evaluation for capacity expansion, and quality control procedures. An initial environmental evaluation was conducted to validate compliance with governmental licensing requirements, issuance of governmental licenses and permits, appropriate safeguards, ongoing compliance auditing process, and education and training levels of persons responsible for managing facilities and processes



     -    A review of current and future Tongxin products



     - An understanding of product design capabilities, customer interface, technical staffing levels, educational levels of technical personnel, training programs, and Intellectual Property Management.



     -    An analysis of Hunan Tongxin's die design and fabrication process



     - A review of its raw material process (purchase and stamping of cold rolled steel) including confirmation of raw material costs through analysis of individual purchase orders, analysis of the purchasing process and controls associated with purchasing contract approval, raw material ordering and lead-time analysis.



     -    An overview of its logistics capabilities



On March 31, 2007, by and among the chairman and chief executive officer of AAAC and the chairman and president of Hunan Tongxin, AAAC and Hunan Tongxin executed a Definitive Agreement of Equity Transfer The material terms of the Definitive Agreement of Equity Transfer including:



     -    Cash price consideration of $13 million



     - 4.5 million TI common shares to be issued subsequent to close of the transaction to retain Hunan Tongxin management services

     - Initial board structure for the first 2 years including 9 directors and a subsequent board structure beginning in year 3 including 7 directors



     - 2 million TI common shares to be issued on a all or none basis if Tongxin attains $9.5 million in after tax profits in 2007 (excluding one time transaction and corporate costs)



     - The Definitive Agreement was subject to a satisfactory completion of a USGAAP audit


Since April, 2007, subsequent to the execution of the Definitive Agreement of Equity Transfer, AAAC and representatives of Hunan Tongxin met regularly in Changsha, China .AAAC reviewed with them the obligations of being a reporting company, including compliance with the reporting requirements of the federal securities laws, accounting procedures and Sarbanes Oxley requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations, NASDAQ compliance and transfer agent requirements. AAAC also reviewed with Hunan Tongxin the resources required to begin identifying market opportunities in the North American and European regions. Hunan Tongxin asked if TI could help the post-transaction company in advising and complying with all the various requirements.

On July 18, 2007 Hunan Tongxin completed its reorganization into a limited liability company pursuant to the terms of the Definitive Agreement of Equity Transfer and was granted a business license. On July 19, 2007, at a meeting with the Chairman and CEO of AAAC, legal counsel for Hunan Tongxin informed the officers that the reorganization of Hunan Tongxin has been completed with the Changsha Ministry of Commerce, permitting the execution of the Equity Acquisition Agreement. The officrs deemed it appropriate to execute the Equity Acquisition Agreement and make a public announcement by filing Form 8K with the SEC on July 25, 2007.

On August 10, AAAC was informed by legal counsel for Hunan Tongxin that Hunan Tongxin was granted approval as a wholly foreign owned enterprise by the Changsha Ministry of Commerce and therefore the proposed transaction with AAAC was approved. Subsequently AAAC made a public announcement by filing Form 8K with the SEC on August 13, 2007.

BOARD CONSIDERATION AND APPROVAL OF TRANSACTION


While no single factor determined the final agreed upon consideration in the Equity Acquisition, AAAC's board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by AAAC and presented to the board of directors by Rudy Wilson on July 19, 2007 in order to determine that the consideration to be paid to the Hunan Tongxin Equity Holders was reasonable and that the Equity Acquisition was in the best interests of AAAC's share holders.


INTEREST OF AAAC DIRECTORS AND OFFICERS IN THE EQUITY ACQUISITION

In considering the recommendation of the board of directors of AAAC to vote for the proposals to approve the Equity Acquisition Agreement and the Redomestication, you should be aware that certain members of the AAAC board have agreements or arrangements that provide them with interests in the Equity Acquisition that differ from, or are in addition to, those of AAAC share holders generally. In particular:

* If the Equity Acquisition is not approved and AAAC fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, AAAC would be required to liquidate. In such event, the shares of common stock held by AAAC's directors and officers would be worthless because AAAC's directors and officers are not entitled to receive any of the liquidation proceeds, and any warrants they hold will expire worthless.


* AAAC's executives and directors own a total 1,149,000 shares of AAAC common asset that have a market value of $9,157,530 based on AAAC's share price of $7.97as of October 19, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their shares prior to April 19, 2008 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the Equity Acquisition will be on AAAC's directors and executives;



* AAAC's executives and directors own a total 290,000 warrants of AAAC that have a market value of $826,500 based on AAAC's warrant price of $2.85 as October 19,, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their warrants prior to the completion of the Equity Acquisition (during which time the value of the warrants may increase or decrease), it is impossible to determine what the financial impact from the Equity Acquisition will be on AAAC's directors and executives;



* the transactions contemplated by the Equity Acquisition Agreement provide that Mr. William R. Herren and Mr. Rudy Wilson will be directors/officers of TI;


AAAC'S REASONS FOR THE EQUITY ACQUISITION AND RECOMMENDATION OF THE AAACBOARD

The AAAC board of directors concluded that the Equity Acquisition Agreement with the Hunan Tongxin Equity Holders is in the best interests of AAAC's share holders. The AAAC board of directors did not obtain an independent fairness opinion.

The entire AAAC board of directors is comprised of directors with extensive experience in analyzing acquisition targets and assessing their future values. AAAC officers William R. Herren and Rudy Wilson have been involved in identifying and completing seven investment projects in China with over $250 Million in direct investment while employed at General Motors. David J. Brophy, leads the University of Michigan's Private Equity and Entrepreneurship Center and brings considerable independent expertise in this area. Donald L. Runkle brings experience from numerous global acquisitions during his tenure at Delphi Automotive.

The AAAC board of directors considered a wide variety of factors in connection with its evaluation of the Equity Acquisition. In light of the complexity of those factors, the AAAC board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the AAAC board may have given different weight to different factors.

In considering the Equity Acquisition, the AAAC board of directors gave considerable weight to the factors discussed below.

HUNAN TONGXIN'S RECORD OF GROWTH AND EXPANSION AND HIGH POTENTIAL FOR FUTURE GROWTH

Important criteria to AAAC's board of directors in identifying an acquisition target were that the company has established business operations, that it was generating current revenues, and that it had what AAAC believes to be a potential to experience growth in the future. AAAC's board of directors believes that Hunan Tongxin has in place the infrastructure for good business operations, a large and growing customer base, technological capabilities and brand name recognition. Hunan Tongxin commenced business operations in Changsha, China on November 16, 1984 and it has experienced an average annual revenue growth of greater than 20% from 2004 through 2006. The fiscal year 2006 revenues were approximately $64.3 million.

Although revenue projections are inherently uncertain, AAAC's board of directors believed, and continues to believe, the projections for Hunan Tongxin's business are reliable, based in part on AAAC extensive due diligence and utilization of its proprietary revenue recognition model.

This record of significant growth helped to convince AAAC's board of directors that a business combination with Hunan Tongxin would be in the best interests of AAAC's share holders.

AAAC's board of directors believes that Hunan Tongxin has the ability to continue growth because:

* Hunan Tongxin has established itself as the leader in the Chinese EVBS market segment in the twenty-two years it has been in operation;

* China's rapid automotive market expansion, which creates demand for Hunan Tongxin' products, is expected to continue for the foreseeable future;

* Hunan Tongxin has an expanding presence in Southeast Asia markets including Vietnam, and Cambodia commercial markets, which are also expanding markets as each continues economic growth and its shift toward a consumer economy;

* Hunan Tongxin's rapid development of new products should enable it to continue to enhance its position relative to its domestic and international competitors;

* Hunan Tongxin intends to enter the North American and European automotive markets, which will significantly increase the opportunity for sales of its products, taking advantage of the continued availability of China's comparative cost advantages.

Based on its review of Hunan Tongxin's historical financial statements and its business model and relationships, AAAC's board of directors believes that Hunan Tongxin's products will continue to be attractive to global OEMs. Hunan Tongxin bases its products on the latest OEM vehicle exterior designs, helping Hunan Tongxin to maintain and even to improve its margins.

THE EXPERIENCE OF HUNAN TONGXIN'S MANAGEMENT

Another criterion important to AAAC's board of directors in identifying an acquisition target was that the company has a seasoned management team with specialized knowledge of the markets within which it operates, the ability to lead a company in a rapidly changing environment, and the desire to change its business practices and adapt an integrated and balanced planning process. AAAC's board of directors believes that Hunan Tongxin's management has demonstrated that ability, addressing critical issues such as the development of its products, its emphasis on rapid product development and deployment and its savvy marketing strategy, which targets its products and services to China's most rapidly growing segments. By utilizing its growing revenues to expand its market share and develop additional products, Hunan Tongxin's management has demonstrated a commitment to a strategy that has given it a significant presence in the EVBS market in the PRC.


DUE DILIGENCE INFORMATION MATERIALS


AAAC compiled information and analysis on fourteen target companies identified within China, India and the ASEAN region, and a detailed comparison of each target company utilizing twelve different investment criteria as indicated in AAAC's final offering prospectus.



(1) Small and medium size supplier firms with annual revenues from $25 million-$50 million;


(2)  financial condition and results of operation;


(3) global growth potential in both the Original Equipment and Service Parts markets;



(4) experience and skill of management and availability of additional personnel;


(5)  capital requirements;

(6)  competitive position versus global competitors;

(7)  barriers to entry;

(8)  stage of development of automotive products;


(9)  degree of current or potential market acceptance of automotive products;



(10) proprietary features and degree of intellectual property or other protection of the products, processes or services;


(11) regulatory environment of the automotive industry; and

(12) costs associated with effecting a business combination.


The selection of Hunan Tongxin as the target company of choice was derived from this comparison.

The due diligence report included a global Marketing Plan ("MP") covering the EVBS market. The MP included an internal and external situation analysis, a global competitive assessment including both Chinese domestic and international competitors, and an opportunity analysis of customer programs for both the original equipment manufacturers ("OEM") and aftermarket .



The external situation analysis refers to the company's review of all known activities external to the target firm which affects the market for EVBS globally. This includes a review and analysis of trends in design, manufacturing processing, and changes in developments of raw materials. The internal analysis includes a comparative review of the strengths and weaknesses of Tongxin compared to its competitors. The term "known" refers to information and data obtained through discussions with customers, data published by customers, and data published by professional firms engaged in the business of collecting and disseminating industry information.



The report then examined Hunan Tongxin's business operations, including its business model, revenues, customers, cost of goods sold, selling, general and administrative expenses, customer geographic locations, product development, manufacturing capability, pricing policy, material procurement control and supply, quality control and project management. The report provided additional information regarding Hunan Tongxin's financial performance from 2004 to 2006 by analyzing the financial statements for those years. The report also discussed projected operating results for fiscal year 2007 provided by Hunan Tongxin.



The report noted that Hunan Tongxin Stockholders had warranted to AAAC that Hunan Tongxin is not involved in or threatened with any legal proceedings. The report provided information on the intellectual property owned by Hunan Tongxin, including four licenses and trade certificates, nine patents, and two trademarks. The report also provided information on the real property owned by Hunan Tongxin.



Mr. Rudy Wilson, a director and officer of AAAC, prepared for the board of directors an analysis of the post-transaction value of Hunan Tongxin. He analyzed comparable companies in the global automotive component supply market (See chart under SATISFACTION OF 80% TEST), taking into account their relative market presences and maturity. He prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of Hunan Tongxin and its anticipated price/earnings. The valuation for the future of Hunan Tongxin was based on various assumptions, including projected sales, assumed margins, and projected net income. AAAC believes the individual assumptions are valid for the following reasons:



     - Projected sales provides a basis for determining how much Hunan Tongxin is growing in its market segment and whether it is gaining market share;



     - Assumed margins provide insight into the sustainability of Hunan Tongxin's long term profitably; and



     - Net Income provides the company a basis for determining its underlying profitability



Capital resources were taken into account, based on the capital of the company before and after the acquisition.. Based on this analysis, Mr. Wilson concluded that, comparatively speaking, the enterprise value of Hunan Tongxin, immediately after the acquisition was favorable. Enterprise value is defined as market capitalization, plus long term debt, plus preferred equity, minus cash and cash equivalents. On the basis of the analysis, he concluded on July 19, 2007 that the board of directors, from an economic point of view, should consider the acquisition of Hunan Tongxin.



AAAC's officers also considered the method of affecting a business combination with Hunan Tongxin. In structuring the transaction and in preparing the documentation, AAAC consulted with its legal counsel, which has offices in the PRC, for advice on the acquisition. The Equity Acuisition Agreement provides for opinions of PRC counsel on the validity and enforceability of all the agreements by Hunan Tongxin. On the basis of its discussions with Chinese counsel, the AAAC board of directors believed that the use of an Equity Acquisition Agreement was the preferred business strategy for obtaining an acquisition opportunity in the PRC.


SATISFACTION OF 80% TEST


It is a requirement that any business acquired by AAAC have a fair market value equal to at least 80% of its net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of Hunan Tongxin generally used to approve the transaction, the AAAC board of directors determined that this requirement was met and exceeded.



To determine the value of Hunan Tongxin, the board compiled a list of eleven comparable automotive component companies whose stock is traded on United States stock exchanges. The Company believes these companies are comparable to Hunan Tongxin based upon each company exhibiting either a single or dual focus technical competency. An automotive supplier who provides a single product scope is referred to as having a single technical competency. Similarly a supplier who provides two distinct product scopes is referred to as one who exhibits a dual technical competency. Hunan Tongxin is considered a supplier with a single technical competency of providing EVBS. The Company believes based upon its experience in the automotive industry that comparable companies exhibiting a single or dual technical competency would closely approximate the performance Hunan Tongxin could attain in the future.

The companies used for this analysis were as follows as of October 29, 2007:
($ in millions, except per share data)


         Comparable Companies-Global Automotive Component Supply Market



                                                      Stock
                           LTM    Forward   Market    Price     TEV/LTM      LTM       Net       LTM       EBITDA     NI
Company Name                PE       PE      Cap     (Oct-29)    EBITDA    Revenue    Income    EBITDA     Margin   Margin
------------              -----   -------   ------   --------   -------   ---------   ------   --------   -------   ------
SORL AUTO
(NASDAQ NM SORL)          14.2x   13.0x     $  159     $ 8.7     11.4x    $    99.0   $  9.9   $   13.4    13.5%    10.0%
China Auto Systems Inc.
(NASDAQ SC: CAAS)         27.7x   51.6x     $  198     $ 8.3      8.2x    $   114.8   $  7.1   $   24.7    21.6%     6.2%
Eaton Corp.               14.3x   12.3x     $13,71     $93.3      9.7x    $12,870.0   $959.0   $1,660.0    12.9%     7.5%
(NYSE: ETN)                                      0

CLARCOR Inc.
(NYSE: CLC)               19.8x   18.3x     $1,750     $35.2     11.3x    $   915.5   $ 90.7   $  152.8    16.7%     9.9%
Gentex Corp.
(NASDAQNM: GNTX)          25.2x   22.4x     $3,050     $21.3     15.8x    $   632.8   $121.1   $  168.9    26.7%    19.1%
Standard Motor Products
(NYSE:SMP)                15.5x    8.9x     $  164     $ 8.7      8.2x    $   789.5   $  9.7   $   51.5     6.5%     1.2%
Amerigon Inc.
(NASDAQNM: ARGN)          94.8x   48.6x     $  411     $19.0     52.2x    $    59.1   $  4.5   $    7.5    12.7%     7.5%
Aftermarket Technology
(NASDAQNM: ATAC)          17.9x   15.4x     $  713     $32.2      8.8x    $   523.7   $ 40.0   $   78.4    15.0%     7.6%
SPX Corp.
(NYSEL SPW)               42.4x   16.5x     $5,190     $95.2     13.0x    $ 4,670.0   $238.7   $  451.4     9.7%     5.1%
Stoneridge Inc.
(NYSE: SRI)               17.8x   13.3x     $  247     $10.2      6.7x    $   712.4   $ 13.4   $   57.0     8.0%     1.9%
Wonder Auto Inc           17.5x   10.9x     $  196     $ 8.2     14.5x    $    83.7   $ 11.3   $   15.0    17.9%    13.5%
(NASDAQGM:WATG)
Median                    17.9X   15.4x     $  411     $19.0     11.3X    $   632.8   $ 13.4   $   57.0    13.5%     7.5%
Average                   27.9X   21.0x     $2,344     $30.9     14.5X    $ 1,951.9   $136.8   $  243.7    14.6%     8.1%



Overall the Company examined 65 automotive supplier firms traded on United States stock exchanges. Subsequently eight companies were selected based on their single or dual focus technical competency which is similar to that of Hunan Tongxin. Additionally, we analyzed gross and net Income margins and revenue growth rates. The board then examined the forward price earnings ratios of these companies. The median and mean forward price earnings ratios for the eight companies were 17.7 and 22.4, respectively. The board used this range of price earnings ratios as the most representative.



The board made several assumptions in deriving statistics about Hunan Tongxin that were used solely for the purpose of management's determining a value of Hunan Tongxin. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed. Additionally, these projections should not be considered earnings projections.



The assumptions were for the projection of net income for 2007. The net income assumption for fiscal year 2007 was $9.5 million. The projected net income for 2007 was determined to be reasonable in light of the net income for 2006 of approximately $5.7 million, and the level of existing and new contracts at the time the assessment was made. The level of contracts has increased significantly from 2006 to 2007.Hunan Tongxin has long-term debt of approximately $5.2 million and cash and marketable securities of approximately $5.9 million as of June 30, 2007 and it is assumed that it will not leverage the business going forward.



The Company used the enterprise value method, which is considered a theoretical takeover price, as the method of determining the valuation of the transaction. It subsequently calculated a per share value using the implied market capitalization based upon the common shares currently outstanding. . Using this formula, the board of directors arrived at a projected enterprise value for Hunan Tongxin of $169,100,000 for 2007. This was derived using a market capitalization of $168,150,000 an amount determined by taking the fair market comparable capitalization using an implied market capitalization equal to a comparable price earnings ratio of 17.7 multiplied by the assumed earnings of Hunan Tongxin for 2007 of $9,500,000. There is anticipated to be no additional long-term debt in 2007 over the existing $5,300,000 and no preferred equity issued and outstanding in Hunan Tongxin. Cash and cash equivalents of Hunan Tongxin for 2007 were assumed to be $5,900,000 resulting from Hunan Tongxin's ongoing operations.



Based on the assumed 6,380,250 shares that will be outstanding upon completion of the Equity Acquisition, the Board computed a per share price of $26.50, or approximately $19.06 above the redemption value of AAAC's common stock (approximately $7.60). Stockholders should note that these evaluation computations are not predictions of the actual market price of AAAC either upon consummation of the transaction or at any time after that.



The AAAC board of directors believes because of the financial skills and automotive background of all of its directors, it was qualified to make this analysis itself and conclude that the acquisition of Hunan Tongxin met this 80% test requirement without recourse to an independent source. The entire AAAC board of directors is comprised of directors with extensive experience in analyzing acquisition targets and assessing their future values. AAAC officers William R. Herren and Rudy Wilson have been involved in identifying and completing seven investment projects in China with over $250 million in direct investment while employed at General Motors. David J. Brophy, leads the University of Michigan's Private Equity and Entrepreneurship Center and brings considerable independent expertise in this area. Donald L. Runkle brings experience from numerous global acquisitions during his tenure at Delphi Automotive.



By conducting this analysis internally (as opposed to obtaining a third party determination of the satisfaction of the 80% test and the fairness of the transaction to the AAAC stockholders), the AAAC board may have assumed additional potential liability in the event of a challenge to the board's actions. Under Delaware law, a director is fully protected in relying in good faith upon the opinions, reports or statements presented by a person as to matters the director reasonably believes are within such person's professional or expert competence and who has been selected by reasonable care. Without that protection afforded by a third party determination, directors could have additional liability (and AAAC could be required to provide indemnification to the directors) if the decision to acquire Hunan Tongxin was determined to be in violation of the board's fiduciary duties and not covered by the limitations on director liability contained in AAAC's certificate of incorporation.


CONCLUSION OF THE BOARD OF DIRECTORS


After careful consideration, AAAC's board of directors determined unanimously that each of the Equity Acquisition proposal and the Redomestication proposal is fair to and in the best interests of AAAC and its stockholders. AAAC's board of directors has approved and declared advisable the Equity Acquisition proposal, the Redomestication proposal and unanimously recommends that you vote or give instructions to vote "FOR" each of the proposals to adopt the Equity Acquisition Proposal and the Redomestication proposal.



The foregoing discussion of the information and factors considered by the AAAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the AAAC board of directors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE
REDOMESTICATION


The following discussion summarizes the material United States federal income tax consequences of the Redomestication to the AAAC stockholders who are "United States persons," as defined for United States federal income tax purposes and who hold their AAAC common stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For United States federal income tax purposes, a "United States person" is:


*    a citizen or resident of the United States;


* a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or any state within the United States;



* an estate whose income is includible in gross income for United States federal income tax purposes, regardless of its source; or



* A trust whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust.



The term "non-United States person" means a person or holder other than a "United States person."



This section does not discuss all of the United States federal income tax considerations that may be relevant to a particular stockholder in light of his or her individual circumstances or to stockholders subject to special treatment under the federal income tax laws, including, without limitation:


*    brokers or dealers in securities or foreign currencies;

* stockholders who are subject to the alternative minimum tax provisions of the Code;

*    tax-exempt organizations;

*    stockholders who are "non-United States persons";

*    expatriates;


* stockholders that have a functional currency other than the United States dollar;


*    banks, mutual funds, financial institutions or insurance companies;


* stockholders who acquired AAAC common stock in connection with stock option or Equity Acquisition plans or in other compensatory transactions; or

* stockholders who hold AAAC common stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale.



No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the Redomestication, and the following summary is not binding on the Internal Revenue Service or the courts. This discussion is based upon the Code, regulations, judicial authority, rulings and decisions in effect as of the date of this Registration Statement, all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences of the Redomestication under state, local and foreign laws or under United States federal tax law other than income tax law.



Subject to the limitations and qualifications referred to herein and assuming that the Redomestication will be completed as described in the Equity Acquisition Agreement and this Proxy Statement and the Redomestication will constitute" reorganization" within the meaning of Section 368(a) of the Code, and the following United States federal income tax consequences will result:



* AAAC stockholders will not recognize any gain or loss upon the receipt of TI common stock in exchange for AAAC common stock in connection with the Redomestication;



* the aggregate tax basis of the TI common stock received by a AAAC stockholder in connection with the Redomestication will be the same as the aggregate tax basis of the AAAC common stock surrendered in exchange for Tongxin International common stock;



* the holding period of the TI common stock received by a AAAC stockholder in connection with the Redomestication will include the holding period of the AAAC common stock surrendered in connection with the Redomestication merger; and



* AAAC will recognize gain, but not loss, as a result of the Redomestication equal to the difference, if any, between the adjusted tax basis in AAAC's assets and such asset's fair market value at the effective time of the Redomestication.



The foregoing United States federal income tax consequences is not affected by the changes made to the Code by the American Jobs Creation Act of 2004 in the treatment of domestic business entities which expatriate from the United States to a foreign jurisdiction. These new provisions, under Section 7874 of the Code, generally apply to the direct or indirect acquisition of substantially all of the properties of a domestic enterprise by a foreign corporation if there is at least 60% or 80% of continuing share ownership in the successor foreign entity by the former United States corporation's stockholders and substantial business activities are not conducted in the jurisdiction in which such successor is created or organized. Under the AAAC Redomestication and the Equity Acquisition Agreement, following the Redomestication into TI, more than 41% of stock of TI (by vote and by value) will be held by persons who were not holders of AAAC common stock, and accordingly Section 7874 should not apply to TI.



BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED ABOVE, EACH STOCKHOLDER IS URGED TO CONSULT A TAX ADVISOR

WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THE REDOMESTICATION AND THE EQUITY ACQUISITION INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS, AS WELL AS UNITED STATES FEDERAL TAX LAWS.


ANTICIPATED ACCOUNTING TREATMENT


The acquisition will be accounted for using the purchase method of accounting with AAAC treated as the acquirer. Under this method of accounting, Hunan Tongxin's assets and liabilities will be recorded by AAAC at their respective fair values as of the closing date of the acquisition (including any identifiable intangible assets). Any excess of purchase price over the net fair values of Hunan Tongxin's assets and liabilities will be recorded as goodwill. Financial statements of AAAC after the acquisition will reflect these values. The results of operations of Hunan Tongxin will be included in the results of operations of AAAC beginning on the effective date of the acquisition.


REGULATORY MATTERS


The Equity Acquisition and the transactions contemplated by the Equity Acquisition Agreement are not subject to any United States federal or state regulatory requirement or approval, except for filings necessary to effectuate the transactions contemplated by the Equity Acquisition proposal with the State of Delaware.



On August 10, 2007, AAAC was informed by counsel for Hunan Tongxin that it received approval of the Changsha Ministry of Commerce to complete the transaction and no further Chinese government or regulatory approvals are required.



Your percentage ownership of AAAC will not be affected by the redomestication. As part of Key Employees Employment Agreement, however, there will be the issuance of additional shares of common stock, subsequent to the close of the transaction, to retain the Hunan Tongxin management team. As part of the reincorporation, TI will assume the outstanding warrants of AAAC on the same terms as currently issued. In addition, TI will assume all other outstanding obligations of AAAC and succeed to those benefits enjoyed by AAAC. The business of AAAC, upon the redomestication and the acquisition of the Hunan Tongxin will become that of TI.


AAAC REDOMESTICATION

GENERAL


AAAC will redomesticate in the BVI and in that process changei its name and corporate documents and establish a new board of directors.



We believe that the redomestication in the BVI will give the continuing company more flexibility and simplicity in various corporate transactions. We also believe that being reincorporated in the BVI will facilitate and reduce the costs of any further reorganization of Hunan Tongxin and permit the creation and acquisition of additional companies in Asia as the business of Hunan Tongxin expands.

We believe the t redomestication there will reduce taxes and other costs of doing business by TI in the future because its operations will be in China after the acquisition. The BVI has adopted an International Business Companies Act that allows for flexible and creative corporate structures for international businesses. Further, BVI international business companies are wholly exempt from BVI tax on their income. As part of the redomestication , AAAC's corporate name will become that of the surviving company, "TI.



The full texts of the Plan of Redomestication and the Memorandum and Articles of Association of TI are set forth in annexes to this proxy statement. The discussion of these documents and the comparison of rights set forth below are qualified in their entirety by reference to those annexes.


ADOPTION OF THE REDOMESTICATION


The AAAC board of directors has unanimously approved the reincorporation plan and Redomestication and recommends that the stockholders of AAAC approve it.



The affirmative vote of the holders of a majority of the shares outstanding of AAAC is required for approval of the reincorporation plan and Redomestication. Abstentions and broker non-votes will have the effect of a vote against the proposal.



The reincorporation plan will not be implemented if the Equity Acquisition Agreement is not approved. The Equity Acquisition will not be consummated if AAAC does not reincorporate in the BVI.



The board of directors unanimously recommends a vote "FOR" the approval of the reincorporation plan and Redomestication.



PLAN OF REDOMESTICATION



The reincorporation will be achieved by the merger of AAAC, a Delaware company, with and into TI,. a BVI corporation, which is to be wholly owned by AAAC , with TI being the surviving entity. The Memorandum of Association and the Articles of Association, the equivalent of a certificate of incorporation and bylaws of a United States company, of the surviving company will be those of TI, written in compliance with BVI law. The effectiveness of the reincorporation and the merger is conditioned upon the filing by both AAAC and TI of a certificate of merger with the State of Delaware and articles of merger with the BVI. Upon the filing of these documents, AAAC will cease its corporate existence in the State of Delaware.



At the time of the Redomestication, one new share of TI will be issued for each outstanding share of common stock of AAAC held by our stockholders on the effective date for the reincorporation. Each share of AAAC that is owned by AAAC shareholders will be canceled and assume the status of TI common stock. The AAAC shares no longer will be eligible to trade on the over-the-counter bulletin board ("OTCBB") market. The shares of TI will be eligible to trade in their place beginning on or about the effective date of the reincorporation under a new CUSIP number and trading symbol. The symbol will be assigned if the market will be the OTCBB or will be as determined with the approval of NASDAQ if that is where the shares will trade upon consummation of the Equity Acquisition.

STOCK CERTIFICATE DELIVERY REQUIREMENTS


You do not need to replace the current stock certificate of AAAC after the Redomestication. DO NOT DESTROY YOUR CURRENT STOCK CERTIFICATES ISSUED BY AAAC. The issued and outstanding stock certificates of AAAC will represent the rights that our stockholders will have in TI. Stockholders, however, may submit their stock certificates to our transfer agent, Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004 (212-509-4000) for new certificates, subject to normal requirements as to proper endorsement, signature guarantee, if required, and payment of applicable taxes.



If you have lost your certificate, you can contact our transfer agent to have a new certificate issued. You may be requested to post a bond or other security to reimburse us for any damages or costs if the lost certificate is later delivered for sale or transfer.


APPRAISAL RIGHTS


If the Redomestication occurs, the AAAC stockholders who do not vote in favor of the Redomestication have the right to demand in cash the fair value of their AAAC shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) instead of taking the surviving corporation's common stock. Holders of options or warrants to purchase AAAC common stock do not have any appraisal rights.



AAAC common stock will not be converted into surviving corporation common stock if the holder of the shares validly exercises and perfects statutory appraisal rights with respect to the shares. When and if the holder of those shares withdraws the demand for appraisal or otherwise becomes ineligible to exercise appraisal rights, the shares will automatically convert into shares of the surviving corporation common stock on the same basis as the other shares that convert in the Redomestication.



To perfect the appraisal right, stockholders must not vote in favor of the Redomestication and must then mail or deliver a written demand for appraisal, before the taking of the vote on the merger at the special meeting of AAAC stockholders. This written demand must be separate from any written consent or vote against approval of the Redomestication merger. Voting against approval of the Redomestication or failing to vote on the proposal will not constitute a demand for appraisal within the meaning of Section 262 of the Delaware General Corporations Law. The written demand should be delivered to:


Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, MI 48009
Attention: David J. Brophy


A written demand for appraisal of the AAAC shares is only effective if it reasonably informs AAAC of the identity of the stockholder and that the stockholder demands appraisal of his, her or its shares. Accordingly, the written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of AAAC stock owned and that the stockholder is thereby demanding appraisal.



A dissenting stockholder who is the record owner, such as a broker, of AAAC stock as a nominee for others, may exercise a right of appraisal with respect to the common stock held for one or more beneficial owners, while not exercising such right for other beneficial owners. In that case, the record stockholder should specify in the written demand the number of shares as to which the stockholder wishes to demand appraisal. If the written demand does not expressly specify the number of shares, AAAC will assume that the written demand covers all the shares of AAAC common stock that are in the nominee's name.



It is important that AAAC receive all written demands promptly as provided above. Failure to comply with any of these conditions will result in the stockholder only being entitled to receiving the shares of TI in the Redomestication.



Dissenting stockholders must either vote not to approve the Redomestication or abstain. If a dissenting stockholder votes in favor of the merger, the stockholder's right to appraisal will terminate, even if the stockholder previously filed a written demand for appraisal. A vote against approval of the Redomestication is not required in order to exercise appraisal rights.



Dissenters must continuously hold their shares of AAAC common stock from the date they make the demand for appraisal through the closing of the Redomestication. Record holders of AAAC common stock who make the appraisal demand, but subsequently sell their shares of common stock prior to the merger will lose any right to appraisal in respect of the sold shares.



Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery demanding that the Chancery Court determine the fair value of the shares of stock held by all the stockholders who are entitled to appraisal rights. Neither AAAC nor the surviving corporation has any intention at this time of filing this petition. Because the surviving corporation has no obligation to file this petition, if no dissenting stockholder files this petition within 120 days after the closing, the dissenting stockholder may lose its rights of appraisal.



A dissenting stockholder who no longer wishes to exercise appraisal rights must withdraw the holder's demand for appraisal rights within 60 days after the effective date of the Redomestication. A stockholder also may withdraw a demand for appraisal after 60 days after the effective date of the merger, but only with the written consent of the surviving corporation. If a stockholder effectively withdraws a demand for appraisal rights, the stockholder will receive the merger consideration provided in the Redomestication.



If the stockholder is in compliance with the demand requirements, the stockholder is entitled to receive from the surviving corporation a statement setting forth the aggregate number of shares for which appraisal has been demanded and the aggregate number of stockholders making the demand. To obtain this statement, the stockholder must make a written demand to the surviving corporation within 120 days after the effective date of the Redomestication. The surviving corporation must make the statement before the later of (i) the 10th day after receiving such request or (ii) the 10th day after the expiration of the period within which demand for appraisal rights must be made.



If a Chancery Court proceeding is commenced by a dissenting stockholder, the surviving corporation has 20 days to provide the court with the names of dissenting stockholders with which it has not settled a claim for appraisal. The court may then send notice of a hearing to all the stockholders demanding appraisal rights, and then conduct a hearing to determine whether the stockholders have fully complied with Section 262 and their entitlement to the appraisal rights under that section. The court may require deposit of the stock certificates of dissenting stockholders with the court. A dissenting stockholder who does not follow this requirement may be dismissed from the proceeding.



The Chancery Court will determine the value of the shares. To determine the fair value, the court will consider all relevant factors, and will exclude any appreciation or depreciation due to the anticipation or accomplishment of the Redomestication. Whether or not an investment banking firm has determined that the merger is fair is not an opinion that the merger consideration is fair value under Section 262. Upon determination of the value, the surviving corporation will be ordered to pay that value, together with simple or compound interest as the court directs. To receive payment, the dissenting stockholders must surrender their stock certificates to the surviving corporation.



The costs of the appraisal proceeding may be assessed against the surviving corporation and the stockholders as the court determines.


DIFFERENCES OF STOCKHOLDER RIGHTS


The corporate statutes of Delaware and the BVI are similar, certain differences exist. The most significant differences, in the judgment of the management of AAAC are summarized below. Stockholders should refer to the Annexes of the Memorandum and Articles of Association and to the Delaware corporate law and corporate law of the BVI, including the Business Companies Act ("BCA") to understand how these laws apply to AAAC and TI and may affect you. Neither BVI law nor the memorandum and articles of association of TI impose any limitations on the right of nonresident or foreign owners to hold or vote securities. Under the BVI law, holders of a company's stock are referred to as members, as opposed to stockholders, which reference is carried through in the table.


        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Number of Authorized       40 million shares of which 39 million are     Same as AAAC
Shares                     shares of common stock, $.001 par value
                           per share and 1 million are shares of
                           preferred stock, par value $.001 per share

Par Value                  Stated in United States dollars.              No par value
                           Changes in capital generally require          Changes in capital may be made
                           stockholder approval                          upon resolution of members or
                                                                         directors.

Preferred (Preference)     Directors may fix the designations,           Same as AAAC, but subject to
Shares                     powers, preferences, rights,                  the memorandum.
                           qualifications, limitations and
                           restrictions by resolution.

Registered Shares          Shares of capital stock of AAAC to be         Same as AAAC
                           registered shares.


Purpose of Corporation     To engage in any lawful act not prohibited    Same as AAAC subject to the
                           by law.                                       prohibition of conducting
                                                                         certain business activities in
                                                                         the BVI ( i.e., banking,
                                                                         insurance and local BVI
                                                                         businesses).

Amendment of               Requires stockholder vote and, except in      Requires vote of the members,
   Certificate of          limited circumstances, by the board of        being a person that holds
   Incorporation           directors.                                    shares, or as permitted by the
                                                                         BCA by the board of directors
                                                                         and articles.

Registered Office          199 Pierce Street, Suite 202                  P.O. Box 173
                           Birmingham, Michigan                          Kingston Chambers
                                                                         Road Town,
                                                                         Tortilla, BVI

Transfer Agent             Continental Stock Transfer & Trust Company    Same as AAAC

        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Voting Rights              Common stock: one share, one vote on all      Same as AAAC
                           matters before the holders of the common
                           stock.                                        Directors elected by plurality
                                                                         as provided in memorandum and
                           Other classes of equity may have voting       articles; all other matters by
                           rights as assigned to them by the board of    a majority of those shares
                           directors or as approved by stockholders.     present and entitled to vote.

                           Directors elected by plurality, all other matters either by majority of issued and outstanding or majority of those present and entitled to vote as specified by law.

Redemption of Equity       Shares may be repurchased or otherwise        Same as AAAC
                           acquired, provided the capital of the
                           company will not be impaired by the
                           acquisition.

                           Company may hold or sell treasury shares.

        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Stockholder/Member         Permitted as required for a vote at a         Same as AAAC
   consent                 meeting

Notice Requirements for    In general, to bring a matter before an       To bring a matter before an
   Stockholder/Member      annual meeting or to nominate a candidate     annual meeting or to nominate a
   Nominations and Other   for director, a stockholder must give         candidate for director, a
   Proposals               notice of the proposed matter or              member must give notice to the
                           nomination not less than 60 days and not      company of not less than 30
                           more than 90 days prior to public             days nor more than 60 days.
                           disclosure of the date of annual meeting.
                                                                         If the member is making a
                           In the event that less than 70 days notice    proposal on a matter or
                           or prior public disclosure of the date of     nominating a candidate for
                           the meeting is given or made to               director and there is less than
                           stockholder, to be timely, the notice must    40 days notice or prior public
                           be received by the company no later than      disclosure of the date is given
                           the close of business on the 10th day         or made to members, to be
                           following the day on which such notice of     timely, must be received no
                           the date of the meeting was mailed or         later than the close of
                           public disclosure was made, whichever         business on the 10th day
                           first occurs.                                 following the day on which such
                                                                         notice of the date of the
                                                                         meeting was

                                                                         mailed or such public disclosure
                                                                         was made.

Meetings of                In person or by proxy or other appropriate    In person or by proxy or by any
   Stockholders/           electronic means.                             teleconference means where
   Members - Presence                                                    persons can hear one another.

        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Meeting of                 Not less than 10 days or more than 60 days.   Not less than seven days; no
Stockholder/Member -                                                     maximum limit.
Notice

Meeting of                 Regular and annual meetings shall be          Meetings may be called by the
Stockholders/Members -     called by the directors. Special meetings     directors or by members holding
Call of Meeting            may be called only by majority of board of    30 percent of the outstanding
                           directors, chief executive officer or by a    votes. The articles require an
                           majority of the issued and outstanding        annual meeting of the members
                           capital stock entitled to vote.               for the election of directors
                                                                         to be called by the directors.
                                                                         Meetings on short notice may be
                                                                         called upon waiver or presence
                                                                         of all the members holding
                                                                         shares entitled to vote or 90%
                                                                         of the total number of shares
                                                                         entitled to vote agree to short
                                                                         notice.

Meeting of Stockholders    Within or without Delaware                    Within or outside the BVI as
/Members- Place                                                          the directors consider
                                                                         necessary or desirable.

Meeting of Stockholders    Within or without Delaware                    Within or outside the BVI as
/Members- Place                                                          the directors consider
                                                                         necessary or desirable.

Meeting of                 Majority of the capital stock issued and      One-half of the votes of the
Stockholders/Members -     outstanding and entitled to vote at           shares of each class or series
Quorum                     meeting. Meeting may be adjourned for up      entitled to vote. Adjournment
                           to 30 days without additional notice to       for such time as directors
                           stockholders.                                 determine.

Meeting of                 As fixed by the directors, no more than 60    As fixed by the directors
Stockholders/Members -     days and no less than 10 days before the
Record Date                meeting. If not fixed, the day before
                           notice of meeting is given.

Directors - Election       By the stockholders as entitled by their      By the members as entitled by
                           terms, including the holders of common        their terms, including the
                           stock.                                        holders of common stock

Directors - Term           Staggered board of three classes; for         Annual term
                           terms of three years

Directors - Removal        By the stockholders for cause.                By resolution of the members
                                                                         for cause or without cause on a
                                                                         vote of the members
                                                                         representing 66-2/3 of the
                                                                         shares entitled to vote or the
                                                                         directors for any reason on a
                                                                         resolution signed by all the
                                                                         other directors absent from
                                                                         meetings for six months without
                                                                         leave of the board, death or
                                                                         incapacity.

Directors - Vacancy        May be filled by majority of remaining        May be filled by members or the
                           directors (unless they are the result of      board of directors.
                           the action of stockholders) and newly
                           created vacancies may be filled by
                           majority of remaining directors.

Directors - Number         Unless established by certificate of          Same as AAAC.
                           incorporation, as determined by board of
                           directors, but not less than one.

        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Directors - Quorum and     A majority of the entire board. The           One-half of the total number of
Vote Requirements          affirmative vote of a majority of             directors, present in person or
                           directors present at a meeting at which       by alternate, except if there
                           there is a quorum constitutes action by       are only two or less directors
                           the board of directors.                       then a quorum will be all the
                                                                         directors.

Directors - Managing       Not applicable                                Provision for the board to
Director                                                                 select one or more directors to
                                                                         be managing directors, provide
                                                                         for special remuneration and
                                                                         assign such powers as the board
                                                                         determines so long as it is not
                                                                         a power that requires board
                                                                         approval.

Directors - Powers         All powers to govern the corporation not      Same as AAAC
                           reserved to the stockholders.

        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Directors - Committees     Directors may establish one or more           Same as AAAC
                           committees with the authority that the
                           board determines.

Directors - Consent        Directors may take action by written          By written consent in same
Action                     consent of all directors, in addition to      manner as if at a meeting in
                           action by meeting.                            persons, by directors or by
                                                                         alternate.

Director - Alternates      Not permitted                                 Directors may, by written
                                                                         instrument, appoint an
                                                                         alternate who need not be a
                                                                         director, who may attend
                                                                         meetings in

                                                                         the absence of the director and
                                                                         vote and consent in the place of
                                                                         the directors.

Directors - Appoint        Directors appoint the officers of the         Same as AAAC, subject to the
Officers                   corporation, subject to the by-laws, with     articles of association
                           such powers as they determine.

Director - Limitation      Directors liability is limited, except for    Duty to act honestly and in
of Liability               (i) breach of loyalty, (ii) act not in        good faith with a view to the
                           good faith or which involves international    best interests of the company
                           misconduct or a knowing violation of law,     and exercise care, diligence
                           (iii) willful violation of law in respect     and skill of a reasonably
                           of payment of dividend or redeeming           prudent person acting in
                           shares, or (iv) actions in which director     comparable circumstances. No
                           receives improper benefit.                    provisions in the memorandum,
                                                                         articles or agreement may
                                                                         relieve a director, officer, or
                                                                         agent from the duty to act in
                                                                         accordance with the memorandum
                                                                         or articles or from personal
                                                                         liability arising from the
                                                                         management of the business or
                                                                         affairs of the company.



        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Director -                 Company may purchase insurance in relation    Same as AAAC, extends to a
Indemnification            to any person who is or was a director or     liquidator of the company.
Insurance                  officer of the company.

Amendments to              Amendments must be approved by the board      Amendments to the memorandum
Organizational Documents   of directors and by a majority of the         and articles may be made by
                           outstanding stock entitled to vote on the     resolution of the members or by
                           amendment, and if applicable, by a            the directors.
                           majority of the outstanding stock of each
                           class or series entitled to vote on the
                           amendment as a class or series. By-laws
                           may be amended by the stockholders
                           entitled to vote at any meeting or, if so
                           provided by the certificate of
                           incorporation, by the board of directors.



        PROVISION                              AAAC                                     TI
------------------------   -------------------------------------------   --------------------------------
Sale of Assets             The sale of all or substantially all the      Subject to the Memorandum and
                           assets of the company requires stockholder    Articles of Association, the
                           approval.                                     sale of more than 50% of the
                                                                         assets of the company requires
                                                                         member approval.

Dissenters Rights          Provision is made under Delaware corporate    Provision is made under the BCA
                           law to dissent and obtain fair value of       to dissent and obtain fair value
                           shares in connection with certain             of shares in connection with
                           corporate actions that require stockholder    certain corporate actions that
                           approval or consent.                          require member approval or
                                                                         consent.



INDEMNIFICATION OF OFFICERS AND DIRECTORS

As indicated in the comparison of charter provisions, a director, officer or agent of a company formed under the laws of the BVI is obligated to act honestly and in good faith and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. The Memorandum and Articles of TI do not relieve directors, officers or agents from personal liability arising from the management of the business of the company. Notwithstanding the foregoing,
Section 14 (A) of the Business Companies Act of the BVI may indemnify directors, officers and agents against all expenses, including legal fees and judgments, fines and settlements, in respect of actions related to their employment. The Equity Acquisition Agreement provides indemnification in respect of the representations, warranties and covenants of the parties, some of which may relate to the securities laws of the United States. There are no agreements that relieve directors, officer or agents from personal liability. TI is permitted and intends to obtain director and officer insurance.



Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, TI and AAAC have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.


DEFENSES AGAINST HOSTILE TAKEOVERS


While the following discussion summarizes the reasons for, and the operation and effects of, the principal provisions of TI's Memorandum and Articles of Association that management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to the full texts of TI's Memorandum and Articles of Association.



In general, the anti-takeover provisions of TI's Memorandum and Articles of Association are designed to minimize susceptibility to sudden acquisitions of control that have not been negotiated with and approved by TI's board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of TI or a tender offer for all of TI's capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of TI in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of TI in a short time and then impose its will on the remaining stockholders. However, to the extent there provisions successfully discourage the acquisition of control of TI or tender offers for all or part of TI's capital stock without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests.



Tender offers or other non-open market acquisitions of stock will generally be made at prices above the prevailing market price of TI's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of TI's stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors, whether or not stockholders deem such transactions to be in their best interest.



Stockholder Meetings. BVI law provides that stockholder meetings shall be convened by the board of directors at any time or upon the written request of stockholders holding more than 30% of the votes of the outstanding voting shares of the company. TI's Articles of Association provide that annual stockholder meetings for the election of directors may be called only by the directors.



Number of Directors and Filling Vacancies on the Board of Directors. BVI law requires that the board of directors of a company consist of one or more members and that the number of directors shall be set by the corporation's Articles of Association, with a minimum of one director. TI's Articles of Association provide that the number of directors shall be not less than one, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested primarily in the board of directors. Directors may be removed by the members only for cause or without cause on a vote of the members representing 66-2/3 of the shares entitled to vote.



Election of Directors. Under British Virgin Island law, there is no cumulative voting by stockholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholders meeting may, if they so choose, elect all directors of TI, thus precluding a small group of stockholders from controlling the election of one or more representatives to the board of directors.



Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent. The TI Articles of Association will provide for advance notice requirements for stockholder proposals and nominations for director. Generally, to be timely, notice must be delivered to the secretary of TI at its principal executive offices not fewer than 30 days nor more than 60 days prior to the first anniversary date of the annual meeting for the preceding year. Special meetings may be called by TI's board of directors or by stockholders comprising 50% of the combined voting power of the holders of the then outstanding shares entitled to vote. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.


RIGHTS OF MINORITY SHAREHOLDERS


Under the law of the BVI there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the Articles and the Memorandum of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum. The company is obliged to hold an annual general meeting and provide for the election of directors. Companies are obligated to appoint an independent auditor and shareholders are entitled to receive the audited financial statements of the company.



There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Throttle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's memorandum of association or articles, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following:



(i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.



Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of TI. The principal difference, as discussed elsewhere will be the methodology and the forum for bringing such an action. It is also generally the case that the Delaware courts can exercise wide latitude in interpretation and wide discretion in fashioning remedies as they think fits the circumstances for the regulation of the company. Under English precepts of the law of minority shareholders, there is generally a more restricted approach to the enforcement of the rights through the interpretation of the law, articles and memorandum.



FEDERAL INCOME TAX CONSEQUENCES OF THE REDOMESTICATION



The Redomestication will be structured to qualify as a redomestication merger under section 368(a) of the Code for federal income tax purposes. For United States federal income tax purposes, no gain or loss will be recognized by the stockholders of AAAC who receive TI common stock for their AAAC common stock in connection with the Redomestication merger. The aggregate tax basis of the TI common stock received by an AAAC stockholder in connection with the domestication will be the same as the aggregate tax basis of the AAAC common stock surrendered in exchange for TI common stock. A stockholder who holds AAAC common stock will include in his holding period for the TI common stock that he receives his holding period for the AAAC common stock. AAAC, however, will recognize gain, but not loss, as a result of the Redomestication equal to the difference, if any, between the adjusted tax basis of any AAAC assets and such asset's fair market value at the effective time of the Redomestication. There is no reciprocal tax treaty between the BVI and the United States regarding withholding.



State, local or foreign income tax consequences to stockholders may vary from the federal income tax consequences described above, and STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN

TAX ADVISOR AS TO THE CONSEQUENCES TO THEM OF THE REDOMESTICATION UNDER ALL APPLICABLE TAX LAWS.



INFORMATION ABOUT HUNAN TONGXIN ENTERPRISE CO., LTD.


BACKGROUND


Hunan Tongxin is the largest independent Chinese supplier of EVBS capable of providing products for both light and commercial vehicles in addition to designing, fabricating and testing dies used to stamp automotive body panels. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels, fenders. Hunan Tongxin also manufactures complete cab structures for commercial vehicles. Hunan Tongxin's components must meet exacting dimensions for fit and finish before they are assembled and finally painted. These capabilities enable it to participate effectively in all sectors of the Chinese automotive market including light and commercial vehicles.


MARKET OVERVIEW





- In 2006, over 7.2 million automotive vehicles were produced in China surpassing Japan as the second largest vehicle market in terms of production. The market is anticipated to grow by over 80% surpassing 13 million vehicles by 2011 (China Trends: Michael Tchong; February 2, 2007)



- The market is segmented into light vehicles (including car, multi purpose vehicles, sport utility vehicles and minivans) and the commercial vehicles (including light, medium and heavy duty buses, trucks, chassis and semi tractors). Exports accounted for 185,000 units in 2006 and are anticipated to grow to 650,000 by 2011.(China Commercial Vehicle Market; February 2006.,


STRATEGY


Hunan Tongxin captured approximately 7% of the independent EVBS market in 2005 and plans to increase its share to 12-15% by 2010. In order to achieve its goal to increase its share of the independent EVBS market Hunan Tongxin is designing new cab structures, expanding its die design and fabrication capabilities, expanding its product design engineering capabilities, and has established new EVBS assembly facilities in close proximity to regional customers in order to grow revenues faster than the overall commercial vehicle market.

Tongxin intends to enter the North American and European collision-parts after-markets ("After-Market"), which will significantly increase the opportunity for sales of its products, taking advantage of the continued availability of its comparative cost advantage versus global suppliers. European and North American Original Equipment Manufacturers ("OEMs") prefer to manufacture EVBS components and structures in their own facilities until such time as there is a significant model change or "facelift" (change to exterior appearance of a vehicle). At the time of such model change or "facelift", the OEM prefers to outsource EVBS components and structures to independent suppliers, such as Tongxin, to reduce costs and maintain a new product focus in its assembly plants. The After-Market for these components and structures is created by vehicle accidents that result in the replacement of damaged components and currently represents approximately $3.5 billion in 2006 (Frost & Sullivan, March 2005) . It is the intent of Tongxin to work with the OEMs to supply high quality components and structures through the OEM's distribution network.



There is no government approval or significant regulations required to enter these markets.


Hunan Tongxin's goal is to become one of the world's premier EVBS companies.


The principal elements of its core business strategies are so follows:


*    Maintaining its leadership position in China's EVBS

*    Enhancing the leadership position in die design and fabrication.

*    Increasing value added content for cab assembly.

*    Focusing on high-value EVBS design services


Since 2004 Hunan Tongxin had successfully expanded to the following Southeast Asia exports markets:


*    Vietnam EVBS market




PRODUCTS AND SERVICES


As the largest independent supplier in the Chinese automotive EVBS market, Hunan Tongxin offers a wide variety of exterior body panels and cabs for passenger and commercial vehicles. It provides more than 22 different cab structures including those outfitted with complete interiors. The company has the capability to design, fabricate and test progressive stamping dies and moulds for its own use and for sales to other companies. It is involved with its customers early on in the vehicle design process as the exterior vehicle structure is being designed. Hunan Tongxin is linked with its customers through its computer aided design ("CAD") systems allowing for instantaneous transfer of engineering drawings and specifications.


PRODUCT ENGINEERING & TECHNOLOGY

Hunan Tongxin's business and long-term development rely on its ability to provide state of the art die design and fabrication and a full range of EVBS products. The technical staff totals 110 employees or 28% of its management staff. Its technical equipment capability includes:


*    Flexible 3D Laser Scan System

*    3D Laser cutting

*    CAD workstations

*    3D coordinating measuring machine

*    Die Try-out

*    Press capabilities from 400 ton to 2,400 ton


Hunan Tongxin maintains a close working relationship with the local provincial automotive body research center with Hunan University and has cooperatives technical relationships with key customers including Foton Beiqi, Changan, Dongfeng and First Auto Works.


INTELLECTUAL PROPERTY RIGHTS


Hunan Tongxin relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. It has nine design and utility patents registered in China. Hunan Tongxin also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how.



Hunan Tongxin markets its EVBS products solely under the brand "Hunan Hunan Tongxin Enterprise Co. Ltd.", and the trademark" ". The brand name has been well-established over the years and is recognized by industry participants to be associated with high quality and reliable products. Hunan Tongxin has obtained both brand name and trademark protection in the PRC.


MARKETING, SALES AND CUSTOMER SUPPORT


Hunan Tongxin conducts its marketing, sales and customer support through a team of eleven sales personnel located across five sales locations in China:



*    Southwest area;



*    Middle south area;



*    East area;



*    Shandong area (provinces of Jiangxi, Shandong); and


*    Exports.


Through these sales regions Hunan Tongxin is capable of servicing over 140 customers in 26 different cities.



Hunan Tongxin provides training for its sales personnel twice a year and includes updates of the latest product technology and sales administration including accounts receivable, customer liaison, and price negotiations.

MANUFACTURING


Hunan Tongxin designs its specific stamping manufacturing and assembly processes and manufactures and assembles its products from processed sheet steel. The dies utilized in its stamping process are developed and fabricated in-house by Hunan Tongxin. Its processing capabilities include:



*    Steel shearing



*    Progressive stamping



*    Welding and joining



*    Atmospheric furnaces


*    Cathodic painting systems


Hunan Tongxin obtained ISO9001-2000 international quality management system certification in 2002.


COMPETITION


Hunan Tongxin's competitors include the Chinese original equipment manufacturers of commercial trucks possessing the capability to manufacture some portion of their requirements for EVBS and EVBS components. This includes but is not limited to First Auto Works, Second Auto Works, Beiqi Foton, and independent domestic Chinese suppliers including Shiyan Jianan Vehicle Body Co., Ltd. and Sichuan Chongzhou Tingjiang Vehicle Body Plant.



For 2006 Hunan Tongxin captured 7% of the total China market for cabs in the commercial vehicle market resulting in 87% of total revenue. The two other independent suppliers (Shiyan Jianan Vehicle Body Company and Sichuan Chongzhou Tingjiang Vehicle Body Plant) combined captured approximately 1% of the market for cabs. The remaining 82% of the market share was held by the truck OEMs. In analyzing the competitive landscape, Hunan Tongxin must continue to supply their products to the OEMs at comparable levels for quality, delivery, technology and price as the OEMs are able to deliver in their plants. Quality in this environment is a given. From a delivery standpoint, Hunan Tongxin is able to meet just in time requirements from their customers with plants strategically located in Changsha, Qingdao and Chengdu. It has a technology advantage over their competition (including their customers) in that Hunan Tongxin designs and manufactures its requirement for dies and moulds. Dies and moulds are the high technology part of any stamping operation. Price is the area that Hunan Tongxin must continue to offer their customers an advantage when comparing the OEMs in house cost to the price charged by it. The workforce at Hunan Tongxin is paid on a piece part basis. The employees are paid only for the number of parts they actually produce. This results in a competitive wage. In addition to this labor cost advantage, it provides the customers with the ability to better deploy their capital. The competitive differentiators in the truck market are vehicle attributes such as brake and torque horsepower from the power train and load capability from the chassis. The cab is not a competitive differentiator and the truck OEM would prefer to deploy their capital in an area that will differentiate their product from the competitors and out source those parts that are not considered to be competitive differentiators.



Hunan Tongxin has die design and fabrication capability and a wide variety of products including semi-finished and finished cabs and related body panels which provide competitive advantages over domestic Chinese competitors. Compared to its competitors, Hunan Tongxin's competitive advantages include the following elements:

* Utilizing a large, low cost die design and fabrication facility and technical staff that permits Hunan Tongxin to provide a custom solution to its customers at a lower price and quicker delivery than its competition can supply;



* Providing a one stop solution for customers consisting of 80 different types of EVBS products;



* Servicing over 130 customers providing access to all major OEM regional vehicle assembly sites in China.



* Locating sales personnel in various customer regions to help match Hunan Tongxin's product capabilities to customer needs and provide the assurance that Hunan Tongxin can meet those needs;



* An in-depth understanding of the local Chinese commercial vehicle market that enables Hunan Tongxin to design a custom fit for a particular vehicle size, type and level of styling;



* Close technical cooperative relationships with its customers including Foton Beiqi, Changan, Dongfeng and First Auto Works.


EMPLOYEES


Hunan Tongxin employs approximately 2,100 people of which 28% or 588 are considered manufacturing support personnel, a concentration of engineering and technical talent that Hunan Tongxin does not believe is matched by any of its competitors. Hunan Tongxin's strong reputation allows it to attract and retain the engineering talent it needs to execute its business strategy. As the prevailing wage for engineers in China is considerably less than the equivalent rates in Western economies, Hunan Tongxin sees this as a significant competitive advantage.


PROPERTIES


Hunan Tongxin main administrative office and manufacturing facilities are located in Changsha, China. Other manufacturing sites are located in Chengdu and Qingdao China. All properties, except for a leased site in Qingdao, are owned by Hunan Tongxin and it believes its facilities are adequate for its current needs.


LEGAL PROCEEDINGS


Hunan Tongxin is not involved in any legal proceedings nor is AAAC aware of any proceedings that are pending or threatened which may have a significant effect on Hunan Tongxin's business, financial position, and results of operations or liquidity.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW











Hunan Tongxin's current products include body structures for passenger vehicles (sport utility vehicles) and commercial vehicles (light, medium and heavy duty trucks). In addition the company fabricates individual components (fenders, doors, floor pans, side panels and roofs). For fiscal year 2006, individual components accounted for 9% of total revenue, unpainted cabs and bodies for 50% of total revenue, painted cabs accounted for 20% and finished cabs (cabs with complete interiors) accounted for 20%. In addition it sells dies and moulds to other fabricators, these sales accounted for the remaining 1% of revenue.



The total revenue from these sales in 2006 accounted for $66.6 million. As depicted on the following table, 2006 revenue was 47% higher than 2004 revenue. In 2005 the Chinese government implemented austerity measures to dampen the economic growth rate. These measures included limitations on fixed asset expenditures resulting in the overall truck market being flat when comparing 2005 to 2004. However, during this period from 2004 to 2005 Hunan Tongxin was able to increase revenue from $45.1 million to $58.8 million. This was accomplished because it had excess capacity and the company manufactures its own requirements for dies and moulds, resulting in significantly less fixed asset expenditures. During this period of government restraints the truck original equipment manufacturers (OEMs) continued to introduce and plan for new models. These new models forced the OEMs to go to Hunan Tongxin as their proven supplier of cabs to provide the necessary capacity. Also, as shown on the table, sales revenue for Hunan Tongxin has continued to grow between 25 and 30%, year over year from

2004 through the first half of 2007. It has continued to increase their market share during this period. However, the demand for trucks in the Chinese market has accounted for this significant increase in revenue. Since 2004 the Chinese production of trucks has increased, year over year through the first half of 2007 by more than 25%.


                              (PERFORMANCE GRAPH)

                                REVENUE ANALYSIS
                            (NET OF VALUE ADDED TAX)

2004    $45.1
2005    $58.8
2006    $66.6
1H-06   $32.8
1H-07   $41.1


In addition to this growth from 2004 through the first half of 2007, we believe the production of trucks in the Chinese market will continue to increase by 15 to 25% a year through 2020. In 2006 the Chinese government announced a Unified National Transport Network Plan referred to as the "7-9-18" plan. This plan calls for $250 billion to be invested in roads by 2020. The Chinese will construct seven expressways from Beijing, nine expressways North/South and eighteen expressways East/West. It will require trucks for this construction. In addition, the Chinese government is encouraging companies to locate in western China. This area has a significant percentage of the Chinese population but to date has not seen the economic growth that has occurred in the eastern part of China. This lack of manufacturing in western China is due to the lack of roads to get product from this region to the ports. The "7-9-18" plan will alleviate this problem and result in a greater demand for trucks.



In the future, planned for 2008, Hunan Tongxin will add new stampings for the aftermarket. In addition, today the company purchases the interior plastic trim products and the instrumentation/wiring harnesses for the finished cabs. In 2008 the company will in source these products for their use and provide these products to the aftermarket.



For 2006 Hunan Tongxin captured 7% of the total China market for cabs in the commercial vehicle market resulting in 87% of total revenue. There are two other independent makers of cabs, Shiyan Jianan Vehicle Body Company and Sichuan Chongzhou Tingjiang Vehicle Body Plant, combined these two companies captured 1% of the market for cabs. The remaining 82% of the market share was held by the truck OEMs. In analyzing this competitive landscape it is apparent that Hunan Tongxin must continue to supply their products to the OEMs at comparable levels for quality, delivery, technology and price as the OEMs are able to deliver in their plants. Quality in this environment is a given. From a delivery standpoint, it is able to meet just in time requirements from their customers with plants strategically located in Changsha, Qingdao and Chendu. Hunan Tongxin has a technology advantage over their competition (including their customers) in that it designs and manufactures their requirement for dies and moulds. Dies and moulds are the high tech part of any stamping operation. Price is the area that it must continue to offer their customers an advantage when comparing the OEMs in house cost to the price charged by Hunan Tongxin. Its workforce is paid on a piece part basis. The employees are paid only for the number of parts they actually produce. This results in a competitive wage. In addition to this labor cost advantage, it provides the customers with the ability to better deploy their capital. The competitive differentiators in the truck market are things like brake and torque horsepower from the power train and load capability from the chassis. The cab is not a competitive differentiator and the truck OEM would prefer to deploy their capital in an area that will differentiate their product from the competitors and out source those parts that are not considered to be competitive differentiators.



In analyzing the EBITDA margin expansion from 2004 through the first half of 2007 (as shown on the following table), the largest contributor was the increase in revenues and the corresponding improvements in manufacturing efficiencies. These efficiencies were driven by higher utilization of installed capacity. In addition to the labor cost advantage mentioned earlier, Hunan Tongxin has a material escalation clause with all customers to protect against fluctuations in the cost of steel. Cold rolled steel accounts for 80% of the cost of goods sold at Hunan Tongxin. This clause enables it to recover 100% of any increase in the cost of steel. In addition to the reduction in cost of goods sold, TX has done good job in controlling SGA expenses. Comparing the first half of 2006 to the first half of 2007, SGA has gone from 13.2% of sales to 11.4% of sales.


                               (PERFORMANCE GRAPH)

                            EBITDA MARGIN EXPANSION
                       (EBITDA MARGIN-% OF NET REVENUES)

2004      4.2%
2005    $ 7.1%
2006     18.9%
1H-06    16.7%
1H-07    24.1%


From the beginning of 2004 through the first half of 2007 Hunan Tongxin has averaged spending $3.5 million per year in capital expenditures and as of June30, 2007 the company had $5.2 million in long term debt and cash on hand of $5.9 million. The company is generating sufficient cash to maintain its current manufacturing capacity through 2010. At the current level of growth and factoring in the expected continued growth of 25% to 30% per year the company will have to increase its capital outlays in 2010 and 2011. With the merger between the Company and Hunan Tongxin ,TI will have sufficient cash to meet this requirement.


CRITICAL ACCOUNTING POLICIES


The discussion and analysis of Tongxin's financial condition presented in this section are based upon Tongxin's consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of the consolidated financial statements, Tongxin was required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Tongxin evaluates its estimates and judgments, including those related to sales, returns, pricing, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. Tongxin bases its estimates on historical experience and on various other assumptions that it believes are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policy," Tongxin has identified the most critical accounting policies upon which its financial status depends. It determined that those critical accounting policies are related to revenue, accounts receivable, inventories and fixed assets and use of estimates. These accounting policies are discussed in the relevant sections in this management's discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the financial statements of Tongxin, its subsidiaries and those entities that Tongxin has determined it has a direct or indirect controlling financial interests. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Nonmarketable investments in which Tongxin has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

Tongxin evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities" and to assess whether it is the primary beneficiary of such entities. If the determination is made that Tongxin is the primary beneficiary, then that entity is included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, Tongxin considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of Tongxin 's cash is restricted as to withdrawal. Cash deposits with banks are held in financial institutions in China, which has no federally insured deposit protection. Accordingly, Tongxin has a concentration of credit risk related to these uninsured deposits.

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

The Renminbi ("RMB"), the national currency of China, is the primary currency of the economic environment in which the operations of Tongxin are conducted. Tongxin uses the United States dollar for financial reporting purposes. Tongxin translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income/(loss). Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

REVENUE RECOGNITION

Tongxin recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is shipped.

Revenue from sale of goods represents the invoiced value of goods, net of value-added tax, sales returns and trade discounts.

TRADE ACCOUNTS RECEIVABLE AND THE ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is Tongxin's best estimate of the amount of probable credit losses in its existing accounts receivable. Tongxin's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

INVENTORIES


Inventories consist of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labor and a relevant portion of all production overhead expenditures. Slow-moving inventories are periodically reviewed for impairment in value.


USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of Tongxin to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Hunan Tongxin's accounting estimates or assumptions bear the risk of change due to the uncertainty.



Hunan Tongxin's accounting estimates or assumptions bear the risk of change due to the uncertainty attached to those estimates and assumptions as a result of the emerging Chinese automotive market. The preparation of the consolidated financial statements in accordance with USGAAP requires management of Hunan Tonguing to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidation financial statements and the reported amounts of revenue and the expenses during the reporting period.



Significant items subject to such estimates and assumptions include revenue recognition, recoverability of accounts receivable and realization of deferred tax assets.

For revenue recognition, Hunan Tongxin has adopted an accounting policy of recognizing the revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This means it recognizes revenue when the goods are shipped and the risks and rewards of the ownership of the goods are transferred to the customers.



In this respect, Hunan Tongxin believes that its revenue recognition is not affected by any significant estimate or assumption because for all sales of goods there are orders from customers, prices are agreed beforehand and once the goods are shipped and accepted by customers, the earning process is considered as completed and revenue is recognized accordingly.



It would review the existing accounts receivable for any potential recoverability issue on regular basis. In carrying out such assessment, Hunan Tongxin would review the historical collection experience and the current status of trade accounts receivable concerned.



With regard to the realization of deferred income tax assets, it believes that it is more likely than not the temporary differences that given rise to the deferred income tax assets will be realized in the future, thus no valuation allowance is recognized as of the balance sheet dates.



Hunan Tongxin has stated that those estimates and assumptions used in its assessments are subject to changes and accordingly, the actual results could differ from those estimates.


PROPERTY AND EQUIPMENT

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Asset                           Useful Lives
-----                           ------------
Buildings                         20 years
Machinery                         10 years
Motor vehicles                     5 years
Office and computer equipment      5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

VALUE ADDED TAX


Hunan Tongxin is subject to value added tax ("VAT") imposed by Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from Hunan Tongxin and the input VAT is paid when it purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output

VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Pursuant to EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", Tongxin has elected to present revenue on net basis (net of VAT) within the statements of operations.

RESULTS OF OPERATIONS
COMPARISON OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006
OPERATING REVENUES

Tongxin's operating revenues are derived from the following three categories.

*    approximately 90% derived from the manufacture and sales of EVBS;

* approximately 9% from exterior body panels for commercial vehicles enclosures, and

*    approximately 1% from the design, fabrication and sales of stamping dies.

For the six months ended June 30, 2007, total revenues amounted to $41 million, an increase by $9 million compared to $32 million for the same period of the prior year, representing a 28% increase. The favorable variance was due to increased shipments of complete cabs to both existing and new customers resulting in increased market share and the introduction of new products with added content.

COST OF GOODS SOLD

Cost of Goods Sold ("COGS") can be divided into cost of raw material including primarily carbon sheet rolled steel and the cost of labor, which is paid based entirely on a piece work system, and other production related expenses including utilities, indirect labor and non-product material.


For the six months ended June 30, 2007 the COGS amounted to $28 million, an increase of $4 million compared to $24 million for the same period of the prior year, a 17% increase. The increase of $4 million was primarily due to increased usage of steel and interior components for finished cabs.


GROSS MARGIN


As a percentage of total revenues, the overall gross margin increased to 32% for the period ended June 30, 2007 compared to 27% for the same period in the prior year, primarily because of increased productive labor operating efficiency, net improvement in steel usage resulting from reduced scrap and design improvements, and other cost-saving measures.


OPERATING EXPENSES
SELLING EXPENSES

Selling expenses consist mainly of compensation for sales personnel, who are based upon a commission system, travel related costs and product order shipment. Product order shipment is shipping expenses carrying finish products from the Company warehouse to customers' premise. Product order shipment represents roughly 75% of total selling expenses. Sales personnel are paid upon receipt by the Company of cash payment from their customers. Selling expenses were approximately $2.9 for the period June 30, 2007, an increase of 12%, or roughly $300,000 compared to approximately $2.6 million for the same period of the prior year. Increased product order shipments costs inline with increased unit shipments of cabs and components to customers accounted for most of the variance. Selling expenses accounted for approximately 7% and 8% for the period ended June 30, 2007 and 2006 respectively.


R&D AND PRODUCT ENGINEERING EXPENSES


R&D and product engineering expenses increased to $2.07million from $1.69 for the period ended June 30, 2007 and 2006, respectively. As a percentage of total revenues, product engineering expenses accounted for approximately 5.2% and 3.2% respectively for each period. R&D and product engineering expenses include product and die-design, comprise mostly compensation of technical personnel and expenses related for quality, testing and die try-out and steel material consumption related to the product engineering. The steel material consumption represents 73% of the total expenses, while salary and bonus represents 15% of the total, and the remaining 12% is for all other perishable material use. The increase resulted from; 1) new orders from customers resulting in the increased use of steel in die fabrication and product prototype testing accounted for the major increases in expenses , and 2) increases in technical personnel costs to support the die design and fabrication section.


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, including salaries, bonuses, and maintenance and upkeep for the workers' dormitories, amounted to approximately $1.7 million for the six months ended June 30, 2007, an increase of roughly $100,000 compared to approximately $1.6 million for the same period of the prior year, representing an increase of 6%. One-time expenses of $225,000 associated with the proposed business transaction up to date, including fees charged by lawyers, advisors, accountants and auditors, are included in the total $1.7 million general and administrative expenses ended June 30, 2007. If one-time expenses were excluded, the total net expenses of general and administrative would be $1.5 million, a decrease of 6% compared to the same period of the prior period.


This decrease in net general and administrative expenses was the result of several factors: 1) a decrease in workers' dormitory related expenses, and 2) a decrease of in travel expenses;


INCOME FROM OPERATIONS

Income from operations increased by approximately $8 million, or 190%, to $8.4 million for the period ended June 30, 2007 from $4.4 million for the same period the previous year, as a result of the following increases: $8.3 million in total revenues, $4 million in cost of revenues, $282,000 in selling expenses and $73,000 in general and administrative expenses.

INTEREST EXPENSES, NET

For the period ended June 30, 2007, interest expenses increased by approximately $161,000 or 20%, to $1.0 million from $0.84 million for the same period of the prior year. The increase in interest expense was mainly due to the Company's additional short-term loan financing for the period which increased from $21 million in 2006 to $22. 9 million in 2007.



As a percentage of total revenues, the net interest expense for the six months ended June 30, 2007 was 2.4%, compared to 3.8 % for the same period of the prior year.


OTHER INCOME (EXPENSES), NET


Other income (expense) consists primarily of interest income, tax rebate, non-operational income (expenses). For the six months ended June 30, 2007 the other income, net is $15,000, compared to $299,000 for the same period of the prior period. The amount in other income (expenses), net was immaterial to the Company's financial performance.


INCOME TAX PROVISION


For the period ended June 30, 2007, Tongxin's income tax provision was $2.4 million for financial reporting purposes, whereas there was an income tax provision of $1.2 million for the same period of the prior period. This change was due mainly to the increase in taxable income of Tongxin and an increase in the effective tax rate of 32.7 % compared to 30.4 % for the same period the prior year.


NET INCOME


For the period ended June 30, 2007, Tongxin's net income amounted to $5.038 million, an increase by $2.33 million compared to $2.71 million for the same period of the prior period, or 86%. This increase was attributable primarily to the increase in revenues and gross margin. This increase was attributable primarily to the increase in gross profits and offset by increased interest expenses and income tax provision.


COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

OPERATING REVENUES


For the months ended December 31, 2006, total revenues amounted to $66.6 million, an increase by $7.8 million compared to $58.8 million for the same period of the prior year, representing a 13% increase. The increase was influenced by the Tongxin's market share increase during the period reflecting increased unit shipments of finished cabs and components to new customers.


COST OF GOODS SOLD


In fiscal year 2006, the COGS amounted to $47.7 million, a decrease of $1.5 million, compared to $49.2 million for the same period of the prior year, a 3% decrease. The decrease was due to reduction in price of cold rolled steel sheet. The steel cost was 70% to net revenue in 2005, but 59% in 2006, while labor and other production related costs roughly remained the same for the period.

GROSS MARGIN


As a percentage of total revenues, the overall gross margin was 28% for the year ended December 31, 2006 compared to 16% for the same period in the prior year. A decrease in material cost contributed mostly the margin improvement.


OPERATING EXPENSES

SELLING EXPENSES

Selling expenses were approximately $5.4 million for the year ended December 31, 2006, of which 75% was for order shipment, delivering finish products from the Company warehouse to customers' premise. The selling expenses had a decrease of 5%, or roughly $300,000 compared to approximately $5.6 million for the same period of the prior year. As a percentage of total revenues, selling expenses have witnessed a reduction for the years ended December 31, 2004, 2005, 2006.

(in $thousands)


                         2004     2005     2006
                        ------   ------   ------
Selling expenses        $5,816   $5,637   $5,357
Percentage to revenue     12.5%    9.6%     8.1%



R&D AND PRODUCT ENGINEERING EXPENSES



R&D and product engineering expense increased to $3.15 million from $2.56 million for the year ended December 31, 2006 and 2005, respectively. The expenses were used to pay salaries and bonus to R&D staff and engineers, material consumption, including steel consumption, during product engineering and testing. The steel material consumption represents 73% of the total expenses, while salary and bonus represents 15% of the total, and the remaining 12% is for all other perishable material use.


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, including salaries, bonuses, and maintenance and upkeep for the workers' dormitories, amounted to approximately $3.1 million for the year ended December 31, 2006, an increase of $1.5 million compared to $1.6 million for the same period of the prior year. The increase in general and administrative expenses was primarily due to increases of (1) $100,000 paid to pension fund for the Company senior management; (2) $360,000 social welfare pay-out for ordinary employees in accordance to China latest labor law; (3) $630,000 realized bad debt provision and (4) $100,000 one time charge legal service fee involving the Company legal dispute for the period of 2006. As a result of the above increases, general and administrative expense accounted for 4.8% and 2.8% of total revenues for the year ended December 31, 2006 and 2005, respectively.

(in $thousands)

                              2004     2005     2006
                             ------   ------   ------
General and admin expenses   $1,908   $1,616   $3,158

INCOME FROM OPERATIONS

Income from operations increased to $10.35, an increase of $7.99 million, or roughly 340% for the year ended December 31, 2006 from $2.36 million for the year ended December 31, 2005, as a result of the following : an increase of $7.8 million in total revenues, decrease of $1.3 million in cost of revenues, and an increase of $1.3 million in selling and general and administrative expenses. As a percentage of total revenue, the operating income for the year ended December 31, 2006 was 15.5% compared to 4% for the same period the prior year. The increase as a percentage of total revenues was mainly due to a decrease of COGS resulting in improved gross margins, from 16% to28% for the year ended December 31, 2005 and 2006, respectively.

INTEREST EXPENSES, NET


For the year ended December 31, 2006, net interest expenses increased by approximately $625,000, or 57%, to $1.7 million 2006 from $1.08 million the same period of the prior year. The increase in net interest expenses was mainly due to its outstanding bank loans in the year ended December 31, 2006 were higher than the outstanding bank loans during the same period of the prior year, which increased from $17.7 million to $24 million for the year ended December 31, 2005 and 2006, respectively. As a percentage of total revenues, the interest expense for the year ended December 31, 2006 was 2.6% compared to 1.8% for the same period of the prior year.


INCOME TAX PROVISION


For the year ended December 31, 2006, Hunan Tongxin's income tax provision was $2.9 million for financial reporting purposes, whereas there was an income tax provision of $527,000 for the same period of the prior year. This change was due mainly to the increase in taxable income of HunanTongxin. It had income before income taxes of approximately $8.6 million for the year ended December 31, 2006 compared to $1.3 million for the same period of the prior fiscal year. Its effective tax rate was 34% for the financial year 2006 compared to 40% for the same period of the prior fiscal year.


NET INCOME


For the year ended December 31, 2006, Hunan Tongxin's net income amounted to $5.7, an increase by $5 million compared to $0.7 million for the same period of the prior year, or 715%. This increase was attributable primarily to the increase in revenues and gross margin. Resulting primarily from a decrease in steel costs.



COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

OPERATING REVENUES



For the months ended December 31, 2005, total revenues amounted to $58.6 million, an increase by $12.3 million compared to $46.3 million for the same period of the prior year, representing a 27% increase. The increase was due primarily by new orders for unpainted cabs, and increased shipments of finished cabs resulting in increased market share.



COST OF GOODS SOLD



In fiscal year 2005, the COGS amounted to $49.2 million, an increase of $11.1 million, compared to $38.1 million for the same period of the prior year, a 29.13% increase.



GROSS MARGIN



As a percentage of total revenues, the overall gross margin was 16.04% for the year ended December 31, 2005 compared to 17.71% for the same period in the prior year. An increase in non-steel material cost contributed to the decrease in gross margin.



OPERATING EXPENSES



SELLING EXPENSES



Selling expenses were approximately $5.6 million for the year ended December 31, 2005 resulting in a decrease of 3.45%, or roughly $0.2 million compared to approximately $5.8 million for the same period of the prior year. As a percentage of total revenues, selling expenses have witnessed a reduction for the years ended December 31, 2004, 2005, 2006. A reduction in shipping costs contributed to the overall reduction in selling expenses.



R&D AND PRODUCT ENGINEERING EXPENSES



R&D and product engineering expense increased to $2.56 million from $ 2.10 million for the year ended December 31, 2005 and 2004, respectively. The expenses were used to pay salaries and bonus to R&D staff and engineers, material consumption, including steel consumption, The increase was due to increased operations of die design and fabrication and customer engineering support.



GENERAL AND ADMINISTRATIVE EXPENSES



General and administrative expenses, including salaries, bonuses, and maintenance and upkeep for the workers' dormitories, amounted to approximately $1.6 million for the year ended December 31, 2006, a decrease of $0.3million compared to $1.9 million for the same period of the prior year. The decrease in general and administrative expenses was primarily due to increases of (1) $100,000 paid to pension fund for the Company senior management; (2) $360,000 social welfare pay-out for ordinary employees in accordance to China latest labor law; (3) $630,000 realized bad debt provision and (4) $100,000 one time charge legal service fee involving the Company legal dispute for the period of 2006. As a result of the above decreases, general and administrative expense accounted for 2.7% and 4.1% of total revenues for the year ended December 31, 2005 and 2004, respectively.

INCOME FROM OPERATIONS



Income from operations increased to $2.14 million, an increase of $1.64 million, or roughly 462% for the year ended December 31, 2005 from $463,000 for the year ended December 31, 2004, as a result of the following: 1) an decrease of $472,000 of SGA expenses due to maintaining salary compensation level year over year; 2) an increase in gross profit due to a reduction in material costs million in total revenues, increase of $11.1 million in cost of revenues, and an decrease of $0.5 million in selling and general and administrative expenses. As a percentage of total revenue, income from operations for the year ended December 31, 2005 was 3.65% compared to 1.08% for the same period the prior year.



INTEREST EXPENSES, NET



For the year ended December 31, 2005, net interest expenses is $1.08 million, which was approximately the same level as the year ended December 31, 2004. As a percentage of total revenues, the interest expense for the year ended December 31, 2005 was 1.8% compared to 2.3% for the same period of the prior year.



INCOME TAX PROVISION



For the year ended December 31, 2005, Tongxin's income tax provision was $0.528 million for financial reporting purposes, whereas there was an income tax provision of $0.424 million for the same period of the prior year. This change was due mainly to the increase in taxable income of Tongxin. Tongxin's Its effective tax rate was 40% for the fiscal year ended 2005 compared to 82%for the same period of the prior fiscal year.


LIQUIDITY AND CAPITAL RESOURCES
COMPARISON OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006


To date, HunanTongxin has financed its operations primarily through cash flows from operations as well as short term and long-term borrowings from banks.



As of June 30, 2007, Tongxin had total assets of $82 million, of which cash amounted to $6 million, accounts receivable amounted to $31 million, of which $4.3 million is bank notes guaranteed by the issuing banks, $8.9 million is receivable from related parties, and inventories amounted to $12.6 million. While working capital was approximately $235,000, equity amounted to $18.7 million. The quick ratio was approximately 0.8.The quick ratio is a measure of Hunan Tongxin's liquidity and ability to meet its obligations. Quick ratio is obtained by subtracting inventories from current assets and then dividing by current liabilities.


Net cash provided by operating activities amounted to $128,000, representing an increase by $11,000 compared to $117,000 in the prior year. The changes resulted primarily from the comparison of the following factors:

*    $4.5 million of increase in accounts receivable (negative cash flow);

*    $4.5 million of increase in inventory;

*    $2.2 million of increase in other receivable (negative cash flow);

*    $691,000 of decrease in deposits and other assets;

*    $4.6 million of increase in accounts payable;

* $3 million of decrease in accruals and other liabilities (negative cash flow)

*    $4 million of increase in tax payable

*    $5.8 million of increase in dividend payable

*    $2.9 million of increase in customers advance

The increase in accounts receivable was the result from the increase in revenue. The inventory balance was increased by $4.5 million compared to the inventory balance as of June 31, 2006. All of other changes were the result of revenue recognition.


The decrease in accrued liabilities of $2.7 million was consistent with the Company's better working capital position than the prior year. The increase in tax payable of $3.95 million was due to the increase in revenue and net income in the current year.


Net cash provided by financing activities amounted to $3.58 million, a decrease by $1.28 million compared to cash flow of $4.86 million provided by financing activities for the same period in 2006.

Net cash outflow for capital expenditures amounted to $1.45 million comparing to $2.88 million for the same period prior year.


Other than the cash flow activities set forth above, Hunan Tongxin did not have any investing activities consisting of capital expenditures related to the purchase of property, plant and equipment and other short-term and long-term investments.


WORKING CAPITAL


Hunan Tongxin's working capital was $235,000 during the reporting period compared to $(389,000) in the same period the previous year.



     Total current assets at June 30, 2007 amounted to $57.8 million, an increase by approximately $19 million compared to $39 million at June 31, 2006. The increases were attributable mainly to larger amounts of accounts receivable, other receivables, all of which resulted from increasing operating results. The increase was attributable mainly to larger amounts of contract performance deposits in banks (associated with the contracts on which the Company is bidding), accounts receivable (resulted from the increase in revenue) and inventories (associated with the expansion of business scale). Contract performance deposits were in connection with the Company's bidding processes. Normally, customers require the Company to deposit money with a bank as a guarantee for the bids.



Current liabilities amounted to $57.6 million at June 30,2007, in comparison to $39.3 million at June 30, 2006. The current ratio increased/decreased to 1.00 at June 30, 2007 from 0.99 during the same period the previous year. The current ratio is a measure of Hunan Tongxin's ability to meet short term debt obligations. Current ratio is equal to current assets divided by current liabilities.



     Current liabilities amounted to $86.63 million at March 31, 2007, in comparison to $60.03 million at June 30, 2006. The increases have been attributable mainly to the following factors: First, an increase of $23.50 million in notes payable, representing as a net value after the discount of $6,490,984 from the principle amount of $29.987 million which were issued by the Company in the December 2006 financing and reorganization transactions disclosed in detail under the heading "Recent Significant Transactions" and "Notes Payable"; second, an increase of $7.76 million in the short-term bank loans, the increase in short-term loans was a supplement to liquidity financing for the expansion of business; third, an increase of $3.93 million in deferred decrease of $3.06 million in current portion of long-term loans because of the repayment of due long-term loans.



     The Company's working capital has been increasing over the reporting periods with growth rates of 90.1% between fiscal 2005 and 2004 and 64.9% between the fiscal 2006 and 2005, respectively.


CAPITAL RESOURCES


Hunan Tongxin has obtained working capital through several ways. First, it obtained short-term and long-term bank loans and has maintained good relationships with commercial banks which provided it with the necessary bank financing. Second, some of its customers pay cash upfront. Third, Tongxin shareholders, through the distribution of dividends, loans the dividend cash back to the Company as shareholders loan. The interest rate on shareholders loan is 2% lower than the commercial loan rate. The following table is the loan schedule including maturity date as of December 31, 2006.



          Short-Term and Long -Term Bank Loans as of December 31, 2006



Item                                Less than 1 year   1-2 years   2-3 years    Total
----                                ----------------   ---------   ---------   ------
Long-term Bank Loans                                     $ 1.4M      $ 2.6M    $ 4.0M
Interest payable                                         $0.12M      $0.18M    $ 0.3M
Short-term Bank Loans                    $12.6M                                $12.6M
Interest payable                         $ 0.6M                                $ 0.6M
Total loans                              $12.6M          $ 1.4M      $ 2.6M    $16.6M
Authorized but not contracted for        $0.43M
Total Interest payable                   $ 0.6M          $0.12M      $0.18M    $ 0.9M


Hunan Tongxin has its tangible assets, building and land occupancy rights, being mortgaged as collateral for both the long and short-term loans to commercial lending institutions. The value of all the collateral property was appraised at $47 million US dollars by the end of June 30, 2007, by qualified valuers in China.

At June 30, 2007, the Company had established standby credit facilities with domestic commercial banks for aggregate approximately $30.28 million to finance any funding needs related to its projects and relevant working capital requirements.



COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005



As of December 31, 2006, Tongxin had total assets of $65.5 million, of which cash amounted to $3.6 million, accounts receivable amounted to $26 million, of which $8.2 million from related parties, and inventories amounted to $8.8 million. While working capital was approximately $(5.5) million, equity amounted to $13.3 million. The quick ratio was approximately 0.7.



Net cash provided by operating activities amounted to $4.3 million, representing a net increase $6.2 million, compared to $(1.9) million in the prior year. This increase resulted primarily from the comparison of the following factors: 1) increase in net income by $5.7 million, among the non-cash items, increase in depreciation by $425,000; and 2) the following changes in cash flow from the operating assets and liabilities:



*    $8 million of decrease in accounts receivable (negative cash flow);



*    $1.2 million of decrease in inventory;


*    $4.3 million of increase in accounts payable;


The increase in accounts receivable was the result from the increase in revenue, and the decrease in advance from customers was a result of timing of recognizing revenue. The inventory balance at $8.7 million was increased by $1.2 million compared to the inventory balance at $7.5 million as of December 31, 2005. All of other changes were the result of revenue recognition.



Net cash used by investing activities was $5.3 million for the period ended December 31, 2006. The cash used by investing activities consisted of capital expenditures related to purchases of property, plant and equipment at the Ziyang site. The increase was mainly due to the purchase of property, plant and equipment.



Net cash provided by financing activities amounted to $2.2 million, an increase by $0.6 million compared to cash flow of $1.6 million provided by financing activities for the same period in 2005, representing a 37% increase. In the period, Tongxin obtained a total cash proceeds from loans amounting to $28.2 million, while retiring a total borrowing $22.3 million, resulting a $5.9 million net increase from loan financing activities. Of the net increase, $3.97 million was long-term debt financing, $1.409 million due fiscal year June 2008 and $2.561 million due fiscal year June 2009. The Company in addition to commercial loan financing obtained two loans from a group of individuals totaling $2.46 million and a shareholders loan totaling $5.18 million, making it a total $7.64 million. Additionally, a dividend totaling $3.7 was distributed compared to a dividend of $1.75 million distributed in the same period of prior year.



Other than the cash flow activities set forth above, Tongxin did not have any investing activities consisting of capital expenditures related to the purchase of property, plant and equipment and other short-term and long-term investments.

WORKING CAPITAL


Tongxin's working capital has been ($5.5) million (increasing/decreasing) over the reporting periods, in comparison to ($4) million ended December 31, 2005. Total current assets at December 31, 2006 amounted to $42.6 million, an increase by approximately $12 million compared to $30.5 million at December 31, 2005. The increases were attributable mainly to larger amounts of accounts receivable, other receivables, all of which resulted from increasing operating results. The accounts receivable were classified into billed and unbilled accounts receivables based on the percentage of completion method for revenue recognition. Therefore, the growing balances of accounts receivable, other receivables and advances to suppliers reflect the increased operating revenues.



Current liabilities amounted to $48 million at December 31, 2006, in comparison to $34 million at December 31, 2005. The increases have been attributable mainly to the increases in accounts payable, tax payable, dividend payable and short-term loans. Accrued liabilities mainly consisted of employee welfare provision of Tongxin to various Chinese laws. Other tax payables mainly consisted of value added tax ("VAT") payable during the period and the enlarged VAT payable amount was resulted from the revenue growth over these periods.



The current ratio remained the same at 0.88 for December 31, 2006 and December 31, 2005. In order to finance operating activities, the Tongxin maintained a good standing of current ratio due primarily to the following three factors: first, enhance accounts receivable collection; second, increase the accounts payable and meet a timely payment schedule; and third, increase short-term debts in order to facilitate flexibility of borrowing.


CAPITAL RESOURCES


At December 31, 2006, Tongxin had established standby credit facilities with domestic commercial banks for an aggregate of approximately $13.7 million to finance any funding needs related to its projects and relevant working capital requirements. Tongxin believes that it will be able to obtain adequate cash flow for its operating activities.



LIQUIDITY AND CAPITAL RESOURCES



COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004



As of December 31, 2005, Tongxin had total assets of $50.2 million, of which cash amounted to $1.2 million, accounts receivable amounted to $10.8 million, of which $5.3 million from related parties, and inventories amounted to $7.5 million. While working capital was approximately $4 million, equity amounted to $15.7 million. The quick ratio which was approximately 0.88. Net cash provided by operating activities amounted to ($1.9) million, representing a net decrease $4.0 million, compared to $2.1 million in the prior year. This decrease resulted primarily from the comparison of the following factors: 1) increase in inventory by $0.9 million; and 2) increase in prepaid expenses by $1.5 Million.



The accounts receivable was $10.8 million ended December 31, 2005. The inventory balance was $7.5 million at December 31, 2005.



Net cash used by investing activities was $4.6 million for the period ended December 31, 2005. The cash used by investing activities consisted of capital expenditures related to purchases of property, plant and equipment at the Ziyang site. The increase was mainly due to the purchase of property, plant and equipment.



In the period, Tongxin obtained a total cash proceeds from loans amounting to $23.6 million, proceeds from capital contributions amounting to $ 2.6 million, while retiring a total borrowing $23.8 million, dividend paid $1,8 million, resulting a $1.6 million net increase from loan financing activities. Additionally, a dividend totaling $1.75 was distributed compared to a dividend of $0.4 million distributed in the same period of prior year.



Other than the cash flow activities set forth above, Tongxin did not have any investing activities consisting of capital expenditures related to the purchase of property, plant and equipment and other short-term and long-term investments.


WORKING CAPITAL


Tongxin's working capital has been $(4.0 million) ended December 31, 2005, in comparison to ($2.9 million) ended December 31, 2004. Total current assets at December 31, 2005 amounted to $30.5 million, an increase by approximately $8.6 million compared to $21.9 million at December 31, 2004. The increases were attributable mainly to larger amounts of accounts receivable, other receivables, all of which resulted from increasing operating results.



Current liabilities amounted to $34.5 million at December 31, 2005, in comparison to $24.8 million at December 31, 2004. The increases have been attributable mainly to the increases in accounts payable, tax payable, dividend payable and short-term loans. Accrued liabilities mainly consisted of employee welfare provision of Tongxin to various Chinese laws. Other tax payables mainly consisted of value added tax ("VAT") payable during the period and the enlarged VAT payable amount was resulted from the revenue growth over these periods. The current ratio of at 0.88 for December 31, 2005 is unchanged from December 31, 2004. In order to finance operating activities, the Tongxin had maintained a good standing of current ratio due primarily to the following three factors: first, enhance accounts receivable collection; second, increase the accounts payable and meet a timely payment schedule; and third, increase short-term debts in order to facilitate flexibility of borrowing.


CAPITAL RESOURCES


At December 31, 2005, Tongxin had established standby credit facilities with domestic commercial banks for an aggregate of approximately $23.6 million to finance any funding needs related to its projects and relevant working capital requirements. Tongxin believes that it will be able to obtain adequate cash flow for its operating activities.


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Tongxin's contractual obligations, including long-term and short-term loans as of December 31, 2006.


             Short Term and Long Term Loans as of December 31, 2006



Item                                Less than 1 year   1-2 years   2-3 years    Total
----                                ----------------   ---------   ---------   ------
Long-term Bank Loans                                     $ 1.4M      $ 2.6M    $ 4.0M
Interest payable                                         $0.12M      $0.18M    $ 0.3M
Short-term Bank Loans                    $12.6M                                $12.6M
Interest payable                         $ 0.6M                                $ 0.6M
Total loans                              $12.6M          $ 1.4M      $ 2.6M    $16.6M
Authorized but not contracted for        $0.43M
Total Interest payable                   $ 0.6M          $ 0.12M     $0.18M    $ 0.9M



Other than commercial loan set forth above, Hunan Tongxin has a total short-term loan payable to individuals as well as to shareholders of the Company, amounting to $7.6 million. This loan bears an interest of 5.4% and has no maturity date.



Other than the commercial commitments set forth above, Tongxin does not have any other short-term and long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.


OFF-BALANCE SHEET ARRANGEMENTS


Hunan Tongxin has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2006. It has not entered into any foreign currency forward contract. It does not have any other off-balance sheet arrangements except for the contractual obligations and commitments mentioned above as of December 31, 2006. Tongxin believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


EMPLOYEES AND THEIR BENEFITS


At December 31, 2006, HunanTongxin had a total of approximately 2,100 employees including 1,893 hourly and 207 salary personnel. The remuneration package of its hourly employees is based upon a piecework system whereby each production worker is paid by the unit of product produced by each.

Tongxin remunerates its sales personnel on a commissions based system. All employees receive company paid meals and some welfare benefits including workers' insurance and medical care. Additionally, Tongxin currently provides housing subsidies for approximately 300 people.



Tongxin believes that its success in attracting and retaining highly skilled technical employees and sales and marketing personnel is largely a product of its commitment to providing a motivating and interactive work environment that features continuous and extensive professional development opportunities, as well as frequent and open communications at all levels of the organization.


RECENT ACCOUNTING PRONOUNCEMENTS


In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No.159 on its financial position and results of operations.



In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No.158 will have any material impact on its financial position and results of operations.



In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.



In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. Effective December 31, 2006, the Company adopted SAB No. 108 which did not have a material effect on its consolidated financial statements.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109". FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company will adopt FIN No. 48 January 1, 2007 and is currently evaluating the impact, if any, that FIN No. 48 will have on its financial statements.



QUANTITATIVE AND QUALITATIVE MARKET RISKS



AUTOMOTIVE INDUSTRY POLICIES



Hunan Tongxin is highly sensitive to automotive industry policy changes within China. These are crucial to the development of Hunan Tongxin products, especially for commercial vehicles. At present, state policies are favorable to its development. If the government ceases supporting the automotive transportation industries, however, it would bring about a negative impact on operating results in the next a few years.



Hunan Tongxin relies on close customer support and product engineering development to ensure that it delivers attractive, high-quality products and services to its customers as a way to protect against risks connected with a change in the competitive environment.



CURRENCY RISK



All of Hunan Tongxin's business is currently conducted using the Renminbi. As a result, changes in the exchange rate between it and other currencies should not have a material adverse effect on Hunan Tongxin's current business. In fact, to the extent that the Renminbi appreciates against the dollar over time, which is widely anticipated, the result will be to increase Hunan Tongxin's earnings when stated in dollar terms.


INFORMATION ABOUT AAAC

BUSINESS OF AAAC

GENERAL


AAAC was formed on June 20, 2005, to serve as a vehicle to affect an equity acquisition, capital stock exchange, or other similar business combination with an unidentified automotive component operating business that has its primary operating facilities located in Asia. Prior to executing the Equity Acquisition Agreement with the Hunan Tongxin Stockholders, AAAC's efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.


OFFERING PROCEEDS HELD IN TRUST

AAAC consummated its initial public offering on April 19, 2006. The net proceeds of the offering, after payment of underwriting discounts and expenses, were approximately $ 38.5 million. Of that amount, approximately $37.8 million was placed in the trust account and invested in government securities. The remaining proceeds have been or are being used by AAAC in its pursuit of a business combination. The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of AAAC. The trust account contained approximately $39.1 million as of September 30, , 2007. If the Equity Acquisition with the Hunan Tongxin Stockholders is consummated, the trust account will be released to AAAC, less:



* amounts paid to stockholders of AAAC who do not approve the stock purchase and elect to convert their shares of common stock into their pro-rata share of the trust account;



* payment of the accrued expenses of AAAC as of the date of the closing of the transaction; and



* the cash payment being paid to the Hunan Tongxin Stockholders in the Equity Acquisition.


FAIR MARKET VALUE OF TARGET BUSINESS


Pursuant to AAAC's Articles of Incorporation, the initial target business that AAAC acquires must have a fair market value equal to at least 80% of AAAC's net assets at the time of such acquisition. AAAC's board of directors determined that this 80% test was clearly met in connection with its Equity Acquisition of Hunan Tongxin.



STOCKHOLDER VOTE ON THE BUSINESS COMBINATION



AAAC will proceed with the acquisition of Hunan Tongxin only if a majority of all of the outstanding shares of AAAC is voted in favor of the Equity Acquisition and Redomestication Proposals. The stockholders existing prior to the initial public offering have agreed to vote their common stock on these proposals in accordance with the vote of the majority offering. If the holders of 20.0% or more of AAAC's common stock vote against the Equity Acquisition Agreement and demand that AAAC convert their shares into their pro rata share of the trust account, then AAAC will not consummate the Equity Acquisition.


LIQUIDATION IF NO BUSINESS COMBINATION


If AAAC does not complete a business combination by April 19, 2008, AAAC will be dissolved and will distribute to all of its public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets. AAAC's existing stockholders have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to the initial public offering. There will be no distribution from the trust account with respect to AAAC's warrants.



If AAAC were to expend all of the net proceeds of the initial public offering, other than the proceeds deposited in the trust account, the per-share liquidation price as of September 30, 2007 would be approximately $7.79, or $0.21 less than the per-unit offering price of $8.00 in AAAC's initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of AAAC's creditors and there is no assurance that the actual per-share liquidation price will not be less than $7, due to those claims.





The stockholders holding shares of AAAC common stock issued in the initial public offering will be entitled to receive funds from the trust account only in the event of AAAC's liquidation or if the stockholders seek to convert their respective shares into cash and the Equity Acquisition is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.


If AAAC is unable to complete a business combination by April 19, 2008 upon notice from AAAC, the trustee of the trust account will commence liquidating the investments constituting the trust account and will turn over the proceeds to the transfer agent for distribution to the stockholders holding shares acquired through the initial public offering. Given the time required to consummate a transaction and obtain requisite stockholder approval, AAAC would probably be dissolved if the stockholders do not approve the stock purchase agreement.



The stockholders holding shares of AAAC common stock issued in the initial public offering will be entitled to receive funds from the trust account only in the event of AAAC's liquidation or if the stockholders seek to convert their respective shares into cash and the stock purchase is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.



Under Delaware corporate law, holders of a majority of AAAC's outstanding stock must approve its dissolution. If AAAC were required to dissolve, following the approval by AAAC's stockholders of a plan of dissolution and distribution, AAAC would liquidate the trust account to the holders of shares purchased in AAAC's initial public offering (subject to any provision for unpaid claims against AAAC which it is advised must or should be withheld).



Under Delaware corporate law, AAAC stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by those stockholders in a dissolution. Delaware corporate law provides for limitations on the potential liability of stockholders if AAAC were to wind up its affairs in compliance with either Section 280 or Section 281(b) of the Delaware corporate law. If AAAC complies with either procedure, Delaware corporate law (i) limits the potential liability of each stockholder for claims against AAAC to the lesser of the stockholder's pro-rata share of the claim or the amount distributed to the stockholder in liquidation and (ii) limits the aggregate liability of any stockholder for all claims against AAAC to the amount distributed to the stockholder in dissolution. If AAAC were to comply with Section 280 instead of
Section 281(b), Delaware corporate law also would operate to extinguish the potential liability of its stockholders for any claims against AAAC unless litigation with respect to such claim has been commenced prior to the expiration of the statutory winding-up period under Delaware law (generally three years). In addition, compliance with Section 280 could potentially operate to bar certain claims if the claimant does not take specified actions within certain time frames specified in the statute.



Even though compliance with Section 280 of Delaware corporate law would provide additional protections to both AAAC's directors and stockholders from potential liability for third party claims against AAAC, it is AAAC's current intention that it would make liquidating distributions to its stockholders as soon as reasonably possible following any dissolution and, therefore, it does not expect that its Board of Directors would elect to comply with the more complex procedures in Section 280. Because AAAC would most likely not be complying with
Section 280, it would seek stockholder approval to comply with Section 281(b) of Delaware corporate law, requiring it to adopt a plan of dissolution that will provide for payment, based on facts known to AAAC at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against AAAC within the subsequent 10 years. As such, AAAC's stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of AAAC's stockholders would likely extend beyond the third anniversary of such dissolution. However, because AAAC is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as accountants, lawyers, investment bankers and consultants) or Gifted Time Holdings, as a potential target business. AAAC would attempt to enter into arrangements with most, if not all significant creditors whereby they agree to waive any interest or claim of any kind in or to any monies held in the trust account. As a result of this, AAAC believes that the claims that could be made against AAAC would be significantly limited. However, AAAC cannot guarantee that its creditors will agree to such arrangements, or even if they do that they would be prevented from bringing claims against the trust account.



AAAC expects that all costs associated with the implementation and completion of its plan of dissolution and liquidation, which it currently estimates to be less than $100,000, will be funded by any funds not held in the trust account. There currently are not, and may not at that time, be sufficient funds for such purpose, in which event AAAC would have to seek funding or other accommodation to complete the dissolution and liquidation.


AAAC currently believes that any plan of dissolution and distribution would proceed in the following manner:


     - its board of directors would, consistent with its obligations to liquidate and dissolve (as contained in its charter), adopt (and recommend to its stockholders) a specific plan of dissolution and distribution and the board would also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and distribution and the board's recommendation of such plan;



     -    AAAC would file the preliminary proxy statement with the SEC; and

     - following any SEC review of the preliminary proxy statement and resolution of any staff comments, AAAC would mail the proxy statement to its stockholders, and approximately 30 days later would convene a meeting of its stockholders for them to either approve or reject the plan of dissolution and distribution.



In the event AAAC seeks stockholder approval for a plan of dissolution and distribution and does not obtain such approval, it will nonetheless continue to pursue stockholder approval for its dissolution. Following Board adoption of a plan of dissolution and distribution, AAAC's powers will be limited to acts and activities relating to dissolving and winding up its affairs, including liquidation. The funds held in the trust account may not be distributed except upon AAAC's dissolution (subject to third party claims as discussed above) and, unless and until such approval is obtained from its stockholders, the funds held in its trust account will not be released (subject to such claims). Consequently, holders of a majority of AAAC's outstanding stock would have to approve its dissolution in order to receive the funds held in the trust account and the funds will not be available for any other corporate purpose (although they may be subject to creditors' claims).


FACILITIES


AAAC maintains executive offices at 199 Pierce Street, Suite 202, Birmingham, Michigan 48009. The cost for this space is included in a $7,500 per-month fee that ADC charges AAAC for general and administrative services. AAAC believes, based on rents and fees for similar services in the Michigan area, that the fees charged by ADC are at least as favorable as AAAC could have obtained from an unaffiliated person. AAAC considers its current office space adequate for current operations.


EMPLOYEES


AAAC has four directors, all of whom serve as officers. These individuals are not obligated to contribute any specific number of hours to AAAC's business. AAAC has no paid employees


PERIODIC REPORTING AND AUDITED FINANCIAL STATEMENTS


AAAC has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, AAAC's annual reports will contain financial statements audited and reported on by AAAC's independent accountants. AAAC has filed with the Securities and Exchange Commission a Form 10-QSB covering the fiscal quarter ended June 30, 2007.


LEGAL PROCEEDINGS

There are no legal proceedings pending against AAAC.

PLAN OF OPERATIONS

The following discussion should be read in conjunction with AAAC's Financial Statements and related notes thereto included elsewhere in this proxy statement.



AAAC was formed on June 20, 2005 to serve as a vehicle to affect an equity acquisition, capital stock exchange, asset acquisition or other similar business combination with an unidentified business that has its primary operating facilities located in Asia. AAAC closed its initial public offering on April 19, 2006. All activity from June 20, 2005 through April 19, 2006 relates to its formation and initial public offering.



Approximately $37.4 million of the net proceeds of the initial public offering are in trust, with the remaining net proceeds of approximately $780,000 available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The use of the remaining net proceeds through June 30, 2007 included:$110,000 for directors/officers liability insurance, legal expenses of 75,000, tax/accounting/audit of approximately 110,000 and due diligence on the prospective acquisitions of $270,0000 and general and administrative expenses of $95,000. As of June 30 amounts owed and accrued included legal of $15,000, due diligence $25,000 and general and administrative $43,000. AAAC will use substantially all of the net proceeds of its initial public offering not held in trust to consummate the business combination. AAAC intends to utilize its cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing to effect a business combination. To the extent that its capital stock or debt securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other available cash to finance the operations of the target business.



AAAC intends to utilize its cash, including the funds held in the trust account, capital stock, debt or a combination of the foregoing to effect a business combination. Under the agreement governing the proposed transaction, $13,000,000 will be paid at the closing to the Hunan Tongxin Stockholders to acquire their shares. The remaining funds in the trust account will be used to finance the operations of TI. Uses of those proceeds will include, among other things, the following:



* Payment of the accrued expenses of AAAC as of the date of the closing of the transaction;



* To support internal expansion of TI' s operations, including increased hiring, expansion of existing facilities or the acquisition or construction of new facilities, expenditures to increase the geographic markets within China in which Hunan Tongxin operates and expansion of the production and distribution networks needed to accomplish that geographic market extension; and



* To increase inorganic growth opportunities through an add-on acquisition. Inorganic growth opportunities" are an increase in revenue from a merger, acquisition, or joint venture resulting in the consolidation of revenue from the acquired company on the income statement of the for the acquiring company.



* To increase opportunities in the collision repair parts aftermarkets in North America and Europe.



AAAC became obligated, commencing April 19, 2006 to pay to ADC LLC, an affiliate of William Herren, AAAC's chairman of the board, Rudy Wilson, a director and chef executive officer, and Chun Hao, a director and president of China operations, a monthly fee of $7,500 for general and administrative services.



In connection with its initial public offering, AAAC issued an option for $100 to the representative of the underwriters to purchase 350,000 units at an exercise price of $10.00 per unit. AAAC has accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders' equity. AAAC estimates that the fair value of this option is approximately $1,086,001 ($3.10 per unit) using a Black-Scholes option-pricing model. The fair value of the option granted to the representative is estimated as of the date of grant using the following assumptions: (i) expected volatility of 45.47%, (ii) risk-free interest rate of 4.39% and (iii) expected life of five years. The option may be exercised for cash or on a "cashless" basis at the holder's option such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the units and underlying securities) to exercise the option without the payment of any cash. In addition, the warrants underlying such Units are exercisable at $10.00 per share.


OFF-BALANCE SHEET ARRANGEMENTS





The Company has outstanding warrants, which provides for the Company to register the shares underlying the warrants and is silent as to the penalty to be incurred in the absence of the Company's ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"), registration of the common stock underlying the Company's warrants is not within the Company's control. As a result, the company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further EITF No. 00-19, requires the Company to record the potential settlement liability at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through the Company's statement of operations. The potential settlement obligation related to the warrants will continue to be reported as a liability until such time that the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability is determined using the trading value of the warrants.



     Warrants and representative's unit purchase option issued in conjunction with our initial public offering are equity linked derivatives and accordingly represent off balance sheet arrangements. In addition, the conversion feature of the representative's unit purchase option constitutes an embedded derivative. The warrants, unit purchase option and conversion feature meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS

133, but instead are accounted for as equity. See Footnote 5 to the financial statements for more information.


PRO FORMA


UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


The following unaudited pro forma combined financial statements give effect to the Equity Acquisition Agreement and Key Employees Employment Agreement dated July 24, 2007 (the "Transaction") based on the assumptions and adjustments set forth in the accompanying notes, which management believes are reasonable.



The unaudited combined financial statements combine (i) the financial position of Hunan Tongxin and AAAC as of June 30, 2007, giving pro forma effect to the Transaction as if it occurred on June 30, 2007, and (ii) the financial position of AAAC for the period June 20, 2005 (inception) to December 31, 2006 and Hunan Tongxin for the year ended December 31, 2006 giving pro forma effect to the Transaction as if it occurred January 1, 2006.



The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the merger taken place on the dates noted, or the future financial position or operating results of AAAC or Hunan Tongxin. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. Hunan Tongxin has determined the estimated fair values of certain assets and liabilities. The purchase price allocations set forth in the following unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of Hunan Tongxin's intangible assets. Hunan Tongxin's tangible assets approximate fair value. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact Hunan Tongxin's depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and AAAC's results of operations after the merger.



The following unaudited pro forma combined financial statements have been prepared using two different levels of approval of the Transaction by the AAAC stockholders, as follows:



* Assuming Maximum Approval: This presentation assumes that 100% of AAAC stockholders approve the Transaction; and



* Assuming Minimal Approval: This presentation assumes that only 80.01% of AAAC stockholders approve the Transaction and the remaining 19.99% all vote against the acquisition and elect to exercise their conversion rights.

We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma condensed consolidated financial statements described above should be read in conjunction with the historical financial statements of Hunan Tongxin and AAAC and the related notes thereto.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

Unaudited Pro Forma Condensed Combined Statement of Income
(Maximum Approval Assumption)
At December 31, 2006
(in US dollars, in thousand)

                                                                   PRO FORMA     COMBINED
                                                                  ADJUSTMENTS    PRO FORMA
                                                                   (ASSUMING     (ASSUMING
                                           HUNAN                    MAXIMUM       MAXIMUM
                                         TONGXIN        AAAC       APPROVAL)     APPROVAL)
                                       -----------   ----------   -----------   ----------
Total revenue (net)                    $    64,697   $        0    $      0     $   64,697
                                                                                ----------
Cost of revenue
Cost of good sold                      $    43,613   $        0    $      0     $   43,613
                                       -----------   ----------    --------     ----------
Gross profit                           $    21,084   $        0    $      0     $   21,084
Operating expenses
Selling, general and administrative    $     8,515   $        0    $      0     $    8,515
Operating income                       $    12,569   $        0    $      0     $   12,569
Depreciation/Amt.                      $     2,220   $        0    $  7,500(g)  $    9,720
Interest income                        $         0      ($1,308)   $    432(h)       ($876)
Interest expense                       $     1,707   $        0    $      0     $    1,707
Unrealized loss on warrant liability   $         0   $    3,783    $      0     $    3,783
Formation and operating costs          $         0   $      637    $      0     $      637
                                       -----------   ----------    --------     ----------
Total other income (expense)           $     3,927   $    3,112    $  7,932     $   14,971
Net income (loss) before taxes         $     8,642      ($3,112)    ($7,932)       ($2,402)
Income tax provision                       ($2,939)       ($458)   $    173(h)     ($3,224)
                                       -----------   ----------    --------     ----------

Net income(loss)                       $     5,703      ($3,570)    ($7,759)       ($5,626)
Basic                                   72,521,705    4,901,284                  9,531,250
Diluted                                 72,521,705    4,901,284                  9,531,250
                                       -----------   ----------                 ----------
Income(loss) per share
Basic                                  $    0.0786     ($0.7283)                  ($0.5903)
Diluted                                $    0.0786     ($0.7283)                  ($0.5903)

Unaudited Pro Forma Condensed Combined Statement of Income
(Minimum Approval Assumption)
At December 31, 2006
(in US dollars, in thousand)



                                                                   PRO FORMA     COMBINED
                                                                  ADJUSTMENTS    PRO FORMA
                                                                   (ASSUMING     (ASSUMING
                                          HUNAN                     MAXIMUM       MAXIMUM
                                         TONGXIN        AAAC       APPROVAL)     APPROVAL)
                                       -----------   ----------   -----------   ----------
Total revenue (net)                    $    64,697   $        0    $    0       $   64,697
                                                                                ----------
Cost of revenue
Cost of good sold                      $    43,613   $        0    $    0       $   43,613
                                       -----------   ----------    ------       ----------
Gross profit                           $    21,084   $        0    $    0       $   21,084
Operating expenses
Selling, general and administrative    $     8,515   $        0    $    0       $    8,515
Operating income                       $    12,569   $        0    $    0       $   12,569
Depreciation/Amt                       $     2,220   $        0    $7,500(g)    $    9,720
Interest income                        $         0      ($1,308)    ($170)(h)      ($1,046)
Interest expense                       $     1,707   $        0    $    0       $    1,707
Unrealized loss on warrant liability   $         0   $    3,783    $    0       $    3,783

Formation and operating costs          $         0   $      637    $    0       $      637
                                       -----------   ----------    ------       ----------
Total other income (expense)           $     3,927   $    3,112     ($170)      $   14,081
Net income(loss) before taxes          $     8,642      ($3,112)    ($170)         ($2,232)
Income tax provision                       ($2,939)       ($458)     ($68)(h)      ($3,292)
                                       -----------   ----------    ------       ----------
Net income(loss)                       $     5,703      ($3,570)    ($238)         ($5,524)
Basic                                   72,521,705    4,901,284                  9,531,250
Diluted                                 72,521,705    4,901,284                  9,531,250
                                       -----------   ----------                 ----------
Income(loss) per share
Basic                                  $    0.0786     ($0.7283)                  ($0.5796)
Diluted                                $    0.0786     ($0.7283)                  ($0.5796)

Unaudited Pro Forma Condensed Combined Balance Sheet
(Maximum Approval Assumption)
At June 30, 2007,
(US dollars, in thousand)

                                                             PRO FORMA        COMBINED
                                                            ADJUSTMENTS       PRO FORMA
                                                             (ASSUMING        (ASSUMING
                                        HUNAN                 MAXIMUM          MAXIMUM
                                       TONGXIN     AAAC      APPROVAL)        APPROVAL)
                                       -------   --------   -----------       ---------
Assets
Current Assets:
Cash and cash equivalents              $ 5,935   $    120   $  38,817(a)      $  26,565
                                                                               ($13,000)(a)
                                                                                ($4,100)(c)
                                                                                ($1,207)(d)
Accounts receivable, net               $19,779   $      0   $       0         $  19,779
Inventories                            $12,645   $      0   $       0         $  12,645
Investments held in trust              $     0   $ 38,817    ($38,817)(a)     $       0
Other receivables                      $ 2,718   $      0   $       0         $   2,718

Other receivables due related party    $ 8,900   $      0   $       0         $   8,900
Deferred tax assets                    $ 1,686   $    329   $       0         $   2,015
Prepaid expenses and other current
   assets                              $ 1,741   $      0   $       0         $   1,741
Advanced suppliers                     $ 4,421   $      0   $       0         $   4,421
                                       -------   --------   ---------         ---------
Total current assets                   $57,825   $ 39,266    ($18,307)        $  78,784
Property and equipment, net            $21,764   $      0   $       0         $  21,764
Land occupancy rights                  $ 1,868   $      0     ($1,868)(b)     $       0
Investments in operating business      $   160   $      0   $       0         $     160
New goodwill                           $     0   $      0   $  15,537(b)      $  15,537
New intangible assets                  $     0   $      0   $  18,697(b)      $  18,697
                                       -------   --------   ---------         ---------
Total assets                           $81,617   $ 39,266   $  14,059         $ 134,942
                                       -------   --------   ---------         ---------
Liabilities and Stockholders'
Equity (Deficit)
Current liabilities:
Accounts payable                       $13,668   $      0   $       0         $  13,668
Short-term bank loans                  $15,635   $      0   $       0         $  15,635
Short-term bank loans from related
   parties                             $ 6,974   $      0   $       0         $   6,974
Accrued expenses                       $ 4,864   $    365   $       0         $   5,229
Accrued income tax payable             $ 7,610   $      0   $       0         $   7,610
Warrant liability                      $     0   $ 11,858   $       0         $  11,858
Dividend payable                       $ 5,863   $      0   $       0         $   5,863
Advances to customers                  $ 2,976   $      0   $       0         $   2,976
Deferred underwriters fee              $     0   $    966       ($966)(e)     $       0
                                       -------   --------   ---------         ---------
Total current liabilities              $57,590   $ 13,189       ($966)        $  69,813
Long-term liabilities:

Long-term debt, net of current
   maturities                          $ 5,252   $      0   $       0         $   5,252
Long-term payables                     $    21   $      0   $       0         $      21
                                       -------   --------   ---------         ---------
Total liabilities                      $62,863   $ 13,189       ($966)        $  75,086
                                       -------   --------   ---------         ---------
Common stock, subject to possible
   redemption, 1,005,746 shares at
   redemption value                    $     0   $  7,763     ($7,763)(c)     $       0
Stockholders' equity (deficit)
Preferred stock                        $     0   $      0   $       0         $       0
Common stock                           $     0   $      6   $      34(b)      $      40
Additional paid-in capital             $ 8,762   $ 22,328   $  32,746(b,c)    $  63,836
Reserve funds                          $ 1,994   $      0     ($1,994)(b)     $       0
Other comprehensive income             $ 1,272   $      0     ($1,272)(b)     $       0
Retained earnings
(accumulated deficit)                  $ 6,726    ($4,020)    ($6,726)(b,f)     ($4,020)
                                       -------   --------   ---------         ---------
Total stockholders' equity (deficit)   $18,754   $ 26,077   $  15,025         $  59,856
                                       -------   --------   ---------         ---------
Total liabilities and stockholders'
   equity (deficit)                    $81,617   $ 39,266   $  14,059         $ 134,942

Unaudited Pro Forma Condensed Combined Balance Sheet
(Minimum Approval Assumption)
At June 30, 2007,
(US dollars, in thousand)

                                                               PRO FORMA       COMBINED
                                                              ADJUSTMENTS      PRO FORMA
                                                               (ASSUMING       (ASSUMING
                                         HUNAN                  MAXIMUM         MAXIMUM
                                       TONGXIN     AAAC        APPROVAL)       APPROVAL)
                                       -------   --------   ---------------   ----------
Assets
Current Assets:
Cash and cash equivalents              $ 5,935     $120        ($7,763)(d)      $19,043
                                                              $    241(e)
Accounts receivable, net               $19,779     $  0       $      0          $19,779

Inventories                            $12,645   $      0   $      0          $ 12,645
Investments held in trust              $     0   $ 38,817   $      0          $      0
Other receivables                      $ 2,718   $      0   $      0          $  2,718
Other receivables due related party    $ 8,900   $      0   $      0          $  8,900
Deferred tax assets                    $ 1,686   $    329   $      0          $  2,015
Prepaid expenses and other current
   assets                              $ 1,741   $      0   $      0          $  1,741
Advanced suppliers                     $ 4,421   $      0   $      0          $  4,421
                                       -------   --------   --------          --------
Total current assets                   $57,825   $ 39,266    ($7,522)         $ 71,262
Property and equipment, net            $21,764   $      0   $      0          $ 21,764
Land occupancy rights                  $ 1,868   $      0   $      0          $      0
Investments in operating business      $   160   $      0   $      0          $    160
New goodwill                           $     0   $      0   $      0          $ 15,537
New intangible assets                  $     0   $      0   $ 18,697
                                       -------   --------   --------          --------
Total assets                           $81,617   $ 39,266    ($7,522)         $127,420
                                       -------   --------   --------          --------
Liabilities and Stockholders' Equity
  (Deficit)
Current liabilities:
Accounts payable                       $13,668   $      0   $      0          $ 13,668
Short-term bank loans                  $15,635   $      0   $      0          $ 15,635
Short-term bank loans from related
   parties                             $ 6,974   $      0   $      0          $  6,974
Accrued expenses                       $ 4,864   $    365   $      0          $  5,229
Accrued income tax payable             $ 7,610   $      0   $      0          $  7,610
Warrant liability                      $     0   $ 11,858   $      0          $ 11,858
Dividend payable                       $ 5,863   $      0   $      0          $  5,863
Advances to customers                  $ 2,976   $      0   $      0          $  2,976

Deferred underwriters fee              $     0   $    966   $      0          $      0
                                       -------   --------   --------          --------
Total current liabilities              $57,590   $ 13,189   $ 13,189          $ 69,813
Long-term liabilities:
Long-term debt, net of current
   maturities                          $ 5,252   $      0   $      0          $  5,252
Long-term payables                     $    21   $      0   $      0          $     21
                                       -------   --------   --------          --------
Total liabilities                      $62,863   $ 13,189   $      0          $ 75,086
                                       -------   --------   --------          --------
Common stock, subject to possible
   redemption, 1,005,746 shares at
   redemption value                    $     0   $  7,763   $      0          $      0
Stockholders' equity (deficit)
Preferred stock                        $     0   $      0   $      0          $      0
Common stock                           $     0   $      6        ($7)(d)      $     33
Additional paid-in capital             $ 8,762   $ 22,328    ($7,515)(d,e)    $ 56,321
Reserve funds                          $ 1,994   $      0   $      0          $      0
Other comprehensive income             $ 1,272   $      0   $      0          $      0
Retained earnings (accumulated
   deficit)                            $ 6,726    ($4,020)  $      0           ($4,020)
                                       -------   --------   --------          --------
Total stockholders' equity (deficit)   $18,754   $ 26,077    ($7,522)         $ 52,334
                                       -------   --------   --------          --------
Total liabilities and stockholders'
   equity (deficit)                    $81,617   $ 39,266    ($7,522)         $127,420



Unaudited Pro Forma Condensed Combined Statement of Income
(Maximum Approval Assumption)
At June 30, 2007
(in US dollars, in thousand)



                                                                     PRO FORMA     COMBINED
                                                                    ADJUSTMENTS    PRO FORMA
                                                                     (ASSUMING     (ASSUMING
                                                                      MAXIMUM       MAXIMUM
                                       HUNAN TONGXIN      AAAC       APPROVAL)     APPROVAL)
                                       -------------   ----------   -----------   ----------
Total revenue (net)                     $    41,100    $        0    $    0       $   41,100

Cost of revenue
Cost of good sold                       $    26,821    $        0    $    0       $   26,821
                                        -----------    ----------    ------       ----------
Gross profit                            $    14,279    $        0    $    0       $   14,279
Operating expenses
Selling, general and administrative     $     4,698    $        0    $    0       $    4,698
                                        -----------    ----------    ------       ----------
Operating income                        $     9,581    $        0    $    0       $    9,581
Depreciation/Amt.                       $     1,110    $        0    $  400(g)    $    1,510
                                                                                  ----------
Interest income                         $         0         ($873)   $  288(h)         ($585)
Interest expense                        $       987    $        0    $    0       $      987
Unrealized loss on warrant liability    $         0    $      691    $    0       $      691
Formation and operating costs           $         0    $      502    $    0       $      502
                                        -----------    ----------    ------       ----------
Net income(loss) before taxes           $     7,484         ($320)    ($688)      $    6,476
Income tax provision                        ($2,446)         ($11)   $  115(h)       ($2,342)
                                        -----------    ----------    ------       ----------
Net income(loss)                        $     5,038         ($331)    ($573)      $    4,134
                                        -----------    ----------    ------       ----------
Weighted average common shares
   outstanding
Basic                                    72,521,705     6,380,250                  9,531,250
Diluted                                  72,521,705     6,380,250                  9,531,250
                                        -----------    ----------                 ----------
Income(loss) per share
Basic                                   $    0.0786      ($0.0519)                  ($0.4337)
Diluted                                 $    0.0786      ($0.0519)                  ($0.4337)



Unaudited Pro Forma Condensed Combined Statement of Income
(Minimum Approval Assumption)
At June 30, 2007
(in US dollars, in thousand)

                                                                      PRO FORMA     COMBINED
                                                                     ADJUSTMENTS    PRO FORMA
                                                                      (ASSUMING     (ASSUMING
                                                                       MINIMUM       MINIMUM
                                        HUNAN TONGXIN       AAAC      APPROVAL)     APPROVAL)
                                        -------------   ----------   -----------   ----------
Total revenue (net)                      $    41,100    $        0    $    0       $   41,100
Cost of revenue
Cost of good sold                        $    26,821    $        0    $    0       $   26,821
                                         -----------    ----------    ------       ----------
Gross profit                             $    14,279    $        0    $    0       $   14,279
Operating expenses
Selling, general and administrative      $     4,698    $        0    $    0       $    4,698
                                         -----------    ----------    ------       ----------
Operating income                         $     9,581    $        0    $    0       $    9,581
Depreciation/Amt.                        $     1,110    $        0    $    0       $    1,110
                                                                                   ----------
Interest income                          $         0         ($873)    ($113)(h)        ($698)
                                                                                   ----------
Interest expense                         $       987    $        0    $    0       $      987
Unrealized loss on warrant liability     $         0    $      691    $    0       $      691
Formation and operating costs            $         0    $      502    $    0       $      502
                                         -----------    ----------    ------       ----------
Net income(loss) before taxes            $     7,484         ($320)    ($113)      $    6,589
Income tax provision                         ($2,446)         ($11)     ($45)(h)      ($2,387)
                                         -----------    ----------    ------       ----------
Net income(loss)                         $     5,038         ($331)    ($158)      $    4,202
                                         -----------    ----------    ------       ----------
Weighted average common shares
   outstanding
Basic                                     72,521,705     6,380,250                  9,531,250
Diluted                                   72,521,705     6,380,250                  9,531,250
                                         -----------    ----------                 ----------



1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

On July 25, 2007 AAAC announced that it signed an Equity Acquisition Agreement ("EAA") and Key Employees Employment Agreement ("KEOA") with Hunan Tongxin Enterprise Co., Ltd., ("Hunan Tongxin") pursuant to which AAAC will acquire 100% of the shares of Hunan Tongxin. The purchase price for the shares of Hunan Tongxin is equal to the sum of $13 million in cash, plus 4,500,000 common shares of AAAC valued at $ $35.7 million based upon an average closing price of $7.93 from July 24, 2007 through July 31, 2007.


2. PRO FORMA ADJUSTMENTS


DESCRIPTIONS OF THE ADJUSTMENTS INCLUDED IN THE UNAUDITED PRO FORMA BALANCE SHEET AND STATEMENTS OF OPERATIONS ARE AS FOLLOWS:



(a) To record the reclassification of funds held in trust by AAAC which are to be released upon the earlier of completion of an acquisition or liquidation of AAAC. As of June 30, 2007, the balance of the trust account was $38.818 million.



(b) To record the payment of $47.02 million purchase price ($13.0 million cash and $34.02 million stock) for the purchase of TX, the recording of $ 4.1 million of costs related to the transaction, and the allocation of the purchase price of the assets acquired and liabilities assumed as follows (in thousands):



(in thousands)



Calculation of Allocable Purchase Price:
Cash to be paid                                                      $ 13,000
Common stock (4,500,000 million shares valued) an average closing
   price of $7.93 from July 24, 2007 through July 31, 2007             35,685
                                                                     --------
AAAC additional transactions costs                                      4,100
                                                                     --------
Total allocable purchase price                                         52,785
                                                                     --------
Estimated Allocation of Purchase Price at June 30, 2007*
Cash                                                                    5,935
Accounts receivable, net                                               19,779

Inventories                                                            12,645
Other current assets                                                   17,780
P&E                                                                    21,764
Other assets                                                              160
Goodwill                                                               17,202
                                                                     --------
Intangible assets                                                      18,697
Deferred tax asset                                                      1,686
Accounts payable                                                      (16,644)
Notes Payable                                                         (27,882)
Accrued expenses and other                                            (18,337)
                                                                     --------
Hunan Tongxin Net Asset Acquired                                       52,785
                                                                     --------



* The purchase price allocation has not been finalized and is subject to change upon recording of actual transaction costs and completion of appraisals of intangible assets.



(c) Assuming maximum approval, reclassify common stock subject to redemption to permanent equity. This amount, which immediately prior to this transaction was being held in the trust account, represents the value 1,005,746 shares of common stock which may be converted into cash by AAAC shareholders.



(d) Assuming minimum approval and the election by shareholders to convert their shares into cash. This amount, which immediately prior to this transaction was being held in the trust account, represents the value of 1,005,746 shares of common stock which may be converted into cash by AAAC shareholders.



(e) To record payment to the underwriters for the non-accountable expenses deposited in trust account which becomes due upon the consummation of the Acquisition.



In the event of minimum approval, the underwriters have agreed to forfeit, on a pro rata basis, the underwriter fee due to them.


(f) Adjustment to eliminate TX's historical equity.


(g) Record amortization of intangibles identified in the acquisition as described in Note 3.



(h) Reduction of interest income earned on trust account described in Note 2 (Approximately 33%).

(i) pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:



                                                        Year Ended
                                                    December 31, 2006
                                                  ---------------------
                                                   Maximum     Minimum
                                                   Approval    Approval
                                                    (100%)     (80.01%)
                                                  ---------   ---------
Shares to be issued to Hunan Tongxin management
   after close of Transaction                     4,500,000   4,500,000
Weighted average shares outstanding in AAAC       5,031,250   4,025,000
                                                  ---------   ---------
Total                                             9,531,250   8,525,000



                                                     Six Months Ended
                                                      June 30, 2007
                                                  ---------------------
                                                   Maximum     Minimum
                                                   Approval    Approval
                                                    (100%)     (80.01%)
                                                  ---------   ---------
Shares to be issued to Hunan Tongxin management
   after close of Transaction                     4,500,000   4,500,000
Weighted average shares outstanding in AAAC       5,031,250   4,025,000
                                                  ---------   ---------
Total                                             9,531,250   8,525,000

THE SHARES UNDERLYING THE UNDERWRITER'S PURCHASE OPTION HAVE NOT BEEN CONSIDERED SINCE THE RELATED EXERCISE PRICE IS IN EXCESS OF THE AVERAGE MARKET PRICE DURING THE PERIOD. THERE ARE NO OTHER DILUTED INSTRUMENTS IN AAAC.


3. PURCHASE ACCOUNTING ADJUSTMENT


Under the purchase method of accounting, the total preliminary purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various preliminary estimates of their fair values. Tongxin had engaged a third party appraiser to assist it to perform a valuation of the acquired intangible assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations. Some of the work commenced shortly after the consummation of the definitive agreement and the valuation will be finalized after the completion of the acquisition. Management estimates that the majority of the purchase price in excess of current recorded values will be allocated to non-amortizable intangible assets. The preliminary work performed by management and the third party valuation specialists has been considered in management's estimates of the fair values reflected in these unaudited pro forma condensed combined financial statements. Management's estimates and assumptions are subject to change upon the finalization of the valuation and may be adjusted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. The purchase price allocation is not finalized. Management has assumed that carrying value approximates fair value for the tangible assets and liabilities of Hunan Tongxin. The intangible assets acquired will include:



*    the Hunan Tongxin trademark and trade name,



*    customer relationships,



*    customer order backlog,



*    land use rights in China, and



*    goodwill



Some of these assets, such as goodwill and the Hunan Tongxin trademark and trade name will be non-amortizable; other assets will be amortized over their useful lives ranging from one to ten years except for land use rights, which in China are provided for 99 years. Since Hunan Tongxin has been in operation for 23 years, 76 years will be used to amortize land use rights.



Under the purchase method of accounting, the total estimated purchase price of $51.12 million was allocated to Hunan Tongxin's net tangible and intangible assets based on their estimated fair values as of June 30, 2007. Intangible assets are amortized utilizing the estimated pattern of the consumption of the economic benefit over their estimated lives, ranging from one to ten weighted average years of economic benefit except for land use rights where the economic benefit extends over 76 years. Based on the preliminary third party valuation and other factors as described above, the preliminary estimated purchase price and amortization was estimated as follows (in thousands):

                                                   Preliminary
                                                  Purchase Price
                                                    Allocation    Asset Life
                                                  -------------   ----------
Tangible assets:                                    $ 79,749      various
Less liabilities assumed                             (62,863)
                                                    --------
Net tangible assets acquired                          16,886
Amortizable intangible assets:                        18,697
   Customer relationships                              1,230      10 years
   Customer backlog                                    7,100      6 months
   Land use rights                                     7,700      76 years
   Patented/trade secrets                              1,750      10 years
Trademark and trade name                               2,667      Indefinite
Goodwill                                              17,202      Indefinite
                                                    --------
Total preliminary purchase price allocation and
   estimated direct transaction costs                 52,785
                                                    --------



* Land use rights' estimated value is based on a fair market valuation from an independent appraiser less the land grant fee paid by Tongxin in 1984. The original grant was for a period of 100 years; there are 76 years remaining under the grant.



* Tongxin has three registered trademarks in the PRC that are registered through 2012- 2016. AAAC was provided a fair market value of $2,667,000 for these assets by an independent appraiser.



* The estimated fair market value for the 4 patents registered by Tongxin was derived by what the company believes is the competitive piece cost the company enjoys multiplied times the number of pieced produced and sold for the entire 2007 calendar year. The $1,750,000 is the result of this calculation. The remaining time of paten protection as well as the useful life of the competitive advantage varies by patent.



* Customer relationships are valued on the excellent relationship that Mr. Zhang, CEO of Tongxin, has with his customers. We believe that without his personal involvement Tongxin's revenue would decrease by 10%. We applied this 10% to 2007 projected revenues of $100 million and then applied anticipated the Net Income margin of 12.3% to arrive at the estimated value of $1,230,000.



* Customer backlog is estimated based upon the backlog of unsigned customer contracts for the remainder of 2007 calendar (new custom contracts are signed each year in January/February timeframe) Customer order backlog is based on firm orders in the system as of June 30, 2007. We priced these orders based on current sale's price and arrived at estimated revenue of $57.7 million for the remainder of 2007. Although additional orders will be put into the order system as we get closer to the end of the year it is not anticipated this number will change due to the contractual agreements that Tongxin has with its customers. These contracts run from January 1 through December 31 each year and even though Tongxin is released as the supplier of choice for a longer period, the prices and terms must be renegotiated at the beginning of each year. We believe the fair value of these orders can only be applied for the remainder of the contact period. We applied the estimated Net Income margin to the $57.7 million in revenue to arrive at the estimated value of $7,100,000.



Amortization expense for the year ended December 31, 2006 was calculated to be approximately $7,500 and $200 for the six months ended June 30, 2007.



Amortization expense for the five years subsequent to December 31, 2006, are approximately as follows:



2007             400
2008             400
2009             400
2010             400
2011             400
Thereafter     8,283
             -------
             $10,283


DIRECTORS AND MANAGEMENT


Directors and Management Following the Equity Acquisition Agreement.



At the effective time of the Equity Acquisition Agreement, the board of directors and officers of TI and the executive management of Hunan Tongxin will be as follows:



Name                   Age                   Position
----                   ---   ----------------------------------------
William R. Herren       60   Director, Chairperson of  the Board, CEO
Rudy Wilson             58   Director, COO
David J. Brophy         70   Chief Financial Officer, Secretary
Pilar Albiac-Murillo    51   Director
William Zielke          62   Director
William A. Ebbert       65   Director
Duanxiang Zhang         57   Director, Vice Chairperson of the Board
Weiwu Peng              55   Director
Ai Xing                 36   Director
Xiao Tangbing           55   Director


DIRECTORS


William R. Herren, Director, has served as chairman of the board of AAAC since its inception. Mr. Herren was employed with General Motors and its subsidiary Delphi, the largest global automotive vehicle/component manufacturer. From July 1999 to June 2002, he was executive director of marketing, sales, planning and M&A for Delphi Energy and Chassis Systems. From 1996 to 1999, in addition to his responsibility as executive director, Mr. Herren also managed Delphi's Exhaust business unit. From 1993 to 1996 he served as executive director of Delphi Saginaw's marketing, sales, planning and M&A. From 1986 through 1993 he directed several Saginaw business units including Final Drive, Engine Drive and Steering Systems



Rudy Wilson, Director, has served as the chief executive officer of AAAC and a member of the AAAC board of directors since its inception. From January 1997 to December 2003, he was responsible for various foreign funded investments in Asia for several Delphi Energy and Chassis Systems business lines. Mr. Wilson was assigned to Beijing, China from May 1993 through 1997 directing the development of Delphi Saginaw's initial investment projects in China, India and ASEAN. During the assignment in China he served on the board of directors of Delphi Lingyun Driveshaft, Delphi Xiaoshan Steering and Delphi Malaysia. From 1976 through 1993 Mr. Wilson held a variety of assignments with General Motors component operations and advanced manufacturing engineering staff.



David J. Brophy, Chief Financial Officer and Board Secretary, has served as the chief financial officer and a member of the AAAC board of directors since its inception. As a member of the Finance Faculty at The University of Michigan School of Business Administration from 1968 to the present, and Director of its Center for Venture Capital and Private Equity Finance since 1992, he assists emerging and mid-sized companies. Dr. Brophy is a founding member of the editorial board of the Journal of Private Equity and the International Journal of Venture Capital. His advisory and consultant activities in the public and private sector include such funds as Compass Technology Partners, Plymouth Ventures, and Bio-Star Ventures and various government agencies in the United States, Australia and France.



Pilar Albiac-Murillo, Director, is Director of Remy International's Mexican manufacturing operations. Ms. Albiac brings over 25 years automotive experience from General Motors and Delphi including assignments in Europe and North America.



William Zielke, Director, has over 30 years automotive experience including an expatriate assignment in Europe. Bill had been involved in the China automotive market For 14 years. He has served on various boards of directors with supplier firms in China, Saudi Arabia. Mexico, Belgium and Korea. As part of his role on the various boards, he has served on various committees including the audit committee. Bill has authored board training modules and conducted board training. Outside the automotive arena Bill is currently the Treasurer of a Brazilian/USA Joint Venture located in the USA. He has served as both President and Treasurer of civic organizations as well.



William A. Ebbert, Director, is formerly Vice President of Delphi and General Manager of Asia Pacific Operations. Bill has over 35 years automotive experience in finance and planning and was responsible for implementing Delphi's start-up activities in Asia Pacific in 1995.



Ai Xing, Director, brings a background in mechanical engineering and 15 years electronics software experience in both the US and China. Mr., Ai is currently employed with IBM (Canada).



Xiao Tangbing, Director, brings a background in business administration and over 30 years experience in China's machinery and electronics controls industry. He is currently chairman and general manager of Changsha Machinery and Electronic Equipment, Inc.

MANAGEMENT OF HUNAN TONGXIN


Zhang Duanxiang, Director of TI and Chief Executive Officer of Hunan Tongxin, is currently president of Hunan Tongxin Enterprise Co., Ltd. He has over 20 years of management experience in the Chinese automotive industry and under his leadership, the company has become one of the top 50 companies in Hunan Province. His work lead to successful establishment of the "Hunan Tongxin" brand within the China vehicle body industry segment. During the past five years Mr. Zhang also has been recognized as one of the top 10 economic outstanding business executives and recognized twice as an excellent private entrepreneur in Hunan province. In addition Mr. Zhang is also the committee member of China Private Entrepreneur Association, premier vice president of Hunan Private Entrepreneur Association, vice president of Hunan Mechanical Industry Association, and vice president of Changsha Commercial Association.



Peng Weiwu, Director of TI and Chief Operating Officer of Hunan Tongxin is currently general manager of Hunan Tongxin Enterprise Co., Ltd. Mr. Peng experience spans over 20 years within the Chinese automotive industry primarily in the sales area. As an executive with the Company Mr. Peng has been instrumental in increasing the company's business revenues and profits. He understanding of the vehicle body segment has enabled the Company to take advantage of the growth in the commercial vehicle segment. Through his leadership Mr. Peng was responsible for improving the firm's production process and enhancing product development resulting in the development of 128 brand products and 9 product series in the past 22 years. In 2003, the Company's "Thin Stamping Process and Design Theory in Vehicle Manufacturing Application" was awarded the first prize by the China Institute of Technology.



There are no material arrangements or agreements relating to compensation of Mr. Herren to serve as CEO, Mr. Wilson to serve as COO and Mr. Brophy to serve a CFO for TI The compensation committee of the new board of directors of TI will be responsible for reviewing and approving all compensation agreements.


MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS OF AAAC


During the fiscal year ended December 31, 2006, AAAC's board of directors did not hold any meetings. Although AAAC does not have any formal policy regarding director attendance at annual stockholder meetings, AAAC attempts to schedule its annual meetings so that all of its directors can attend. In addition, AAAC expects its directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.


INDEPENDENCE OF DIRECTORS


In anticipation of being listed on the NASDAQ National Market, TI will elect to follow the rules of NASDAQ in determining whether a director is independent. The board of directors of TI also will consult with the Company's counsel to ensure that the board's determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Consistent with these laws and regulations the board of directors of Tongxin International will include five independent directors and four non-independent directors.

AAAC currently does not have an independent board of directors and is not required to have one.


AUDIT COMMITTEE


In anticipation of being listed on the NASDAQ National Market, TI will establish an audit committee to be effective at the consummation of the stock acquisition. As required by NASDAQ listing standards, the audit committee will be comprised of at least three independent directors who are also "financially literate." The listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. Each audit committee member will have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company's financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company's financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.


AUDIT COMMITTEE FINANCIAL EXPERT


The board of directors will identify a director of Tongxin International who will qualify as an "audit committee financial expert" within the meaning of all applicable rules.


CURRENT AAAC BOARD OF DIRECTORS


The entire Board of Directors of AAAC has acted as the Audit Committee.


INDEPENDENT AUDITORS' FEES

Rothstein & Kass LLP acts as AAAC's principal auditor.

AUDIT FEES


During the fiscal year ended December 31, 2006, AAAC paid, AAAC's principal accountant $ 62,450 for the services they performed in connection with the initial public offering, including the financial statements included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2006, $24, 900 in connection with the review of the Quarterly Report on Form 10-QSB, and approximately $ 24,800 in connection with the December 31, 2006 audit and Form 10-QSB.


AUDIT-RELATED FEES


During 2006, AAAC's principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.


TAX FEES

During 2006, AAAC did not make any payments for tax services.


ALL OTHER FEES


During 2006, there were no fees billed for products and services provided by the principal accountant to AAAC other than those set forth above.


AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES


In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.


CODE OF CONDUCT


In anticipation of the Equity Acquisition, the board of directors of TI will adopt a Code of Conduct that applies to TI's directors, officers and employees. A copy of the form of TI's Code of Ethics has been filed as Annex G to this proxy statement. Requests for copies of TI's Code of Conduct should be sent in writing to Asia Automotive Acquisition Corporation, 199 Pierce Street, Suite 202,Birmingham, MI 48009 Attention: David J. Brophy



AAAC has not yet adopted a formal code of ethics statement because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while its searches for a target company and consummates an acquisition and the only persons acting for AAAC are the four directors who are also the officers, general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines.


COMPENSATION COMMITTEE INFORMATION


In anticipation of being listed on the NASDAQ National Market TI will establish compensation committee. The purpose of the compensation committee will be to administer the company's equity plans, including authority to make and modify awards under such plans.


NOMINATING COMMITTEE INFORMATION


In anticipation of being listed on the NASDAQ National Market, TI will form a nominating committee in connection with the consummation of the Equity Acquisition. The members each will be an independent director under NASDAQ listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on TI's board of directors. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. A copy of the form of nominating committee charter is attached as an annex to this proxy statement.

AAAC does not have any restrictions on stockholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Prior to the consummation of the Equity Acquisition Agreement, AAAC has not had a nominating committee or a formal means by which stockholders can nominate a director for election. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the members of the board of directors are "independent." Currently, the board of directors will consider suggestions from individual stockholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.



Because the management and directors of AAAC are the same persons, the board of directors has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the boards' attention by virtue of the co-extensive employment.


DIRECTOR COMPENSATION


TI intends to pay its non-employee directors a yearly retainer of $24,000 and $3,000 for each board meeting, and $1,000 for each committee meeting that they attend, as well as reimburse their expenses incurred in attending meetings.



AAAC's directors do not currently receive any cash compensation for their service as members of the board of directors.



EXECUTIVE COMPENSATION HUNAN TONGXIN EXECUTIVE OFFICERS The following sets forth summary information concerning the annual compensation paid by the Hunan Tongxin to Mr. Zhang and Mr. Peng during the last two fiscal years.



Name               Year   Salary    Bonus
----               ----   ------   ------
Zhang Duyanxiang   2006   $6,153   $4,492
                   2005   $6,153   $4,369
Peng Weiwu         2006   $5,128   $3,333
                   2005   $5,128   $3,379



Not included in the above table were dividends declared by Hunan Tongxin and paid to Mr. Zhang and Mr. Peng in each of the fiscal years 2005 and 2006. Since its formation, Hunan Tongxin has granted no stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation.



EXECUTIVE COMPENSATION DETERMINATION

Mr. Zhang Duanxiang and Mr. Peng Weiwu will each enter into a Key Employee Employment Agreements with TI, effective as of the effective time of the Redomestication.



Mr. Zhang will be employed as the Chief Executive Officer of Hunan Tongxin and Vice Chair of Tongxin International and Mr. Peng will be employed as Chief Operating Officer of Hunan Tongxin.



Both will be members of the board of directors of Hunan Tongxin International. The Agreements will provide for an annual salary and a discretionary cash bonus based on performance of Hunan Tongxin and other criteria, as the compensation committee determines. The executives will be entitled to other benefits currently in place between executive management and Hunan Tongxin. The Agreements will be terminable by Hunan Tongxin International for death, disability and cause. The Agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.


AAAC EXECUTIVE OFFICERS


No executive officer of AAAC has received any cash or non-cash compensation for services rendered to AAAC. Each executive officer has agreed not to take any compensation prior to the consummation of a business combination.



Commencing April 19, 2006 and ending upon the acquisition of a target business, AAAC has paid and will continue to pay an administrative services fee totaling $7,500 per month to ADC for providing AAAC with office space and certain office and secretarial services. Other than this $7,500 per month in fees, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of the AAAC stockholders existing prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, AAAC stockholders existing prior to its initial public offering have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AAAC



The Company presently occupies office space provided by Asia Development Capital, an affiliate and stockholder of the Company. ADC has agreed that until the Company consummates a business combination it will make such office space, as well as certain office and secretarial services available to the Company for a fee of $7,500 per month.



The Company has engaged Rodman & Renshaw, (the representative of the underwriters), on a non-exclusive basis, as the Company's agent for the solicitation of the exercise of the warrants. To this extent, consistent with the guidelines of the NASD and the rules and regulations of the SEC, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 2.5% of the exercise price for each warrant exercised more than one year after the date of the prospectus if the exercise was solicited by the underwriters. In addition to soliciting, either orally or in writing, the exercise of the warrants, the representative's services may also include disseminating information, either orally or in writing, to warrant holders about the Company or the market for our securities, and assisting in the processing of the exercise of the warrants. No compensation will be paid to the representative upon the exercise of the warrants if:



* The market price of the underlying shares of common stock is lower than the exercise price;



* The holder of the warrants has not confirmed in writing that the underwriters solicited the exercise;



*    The warrants are held in a discretionary account;



*    The warrants are exercised in an unsolicited transaction; or



* The arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.



The Company has sold to Rodman & Renshaw, LLC (the" representative" of the underwriters), for $100, as additional compensation, an option to purchase up to a total of 350,000 units at a per-unit price of $10.00. The units issuable upon exercise of this option are identical to those offered except that the warrants included in this option have an exercise price of $6.65 (133% of the exercise price of the warrants included in the units sold in the initial offering).



The sale of the option will be accounted for as an equity transaction. Accordingly, the only impact on the Company's operating results will be the recording of the $100 proceeds from the sale. The Company has determined, based upon the Black-Scholes model, that the fair value of the option on the date of sale was approximately $3.10 per unit, for a $1,086,001 total, using an expected life of five years, volatility of 45.47% and a risk-free interest rate of 4.39%.



The volatility calculation of 45.47% is based on the 365-day average volatility of a representative sample of ten (10) companies with market capitalizations under $500 million that management believes to be engaged in the business of auto component parts (the "Sample Companies"). Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors, which cannot be ascertained at this time. The Company referred to the 365-day average volatility of the Sample Companies because management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock post-business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.



In addition to this option the Company will pay the underwriters (as listed in the Offering) an underwriting discount of 6% of the gross proceeds of .2% is deferred until the consummation of a business combination.



Pursuant to the agreements with the Company and the Representative, the initial stockholders have waived their right to receive distributions with respect to their founding shares upon the Company's liquidation.



Certain of the Company's officers, directors, or their designees have agreed with the Representative that upon consummation of the Offering and during the 45 trading day period commencing on the later of the date that the securities comprising the units begin separate trading or sixty days following the consummation of the Offering, that they will purchase up to 320,000 warrants in the public marketplace at prices not to exceed $1.40 per Warrant. As of October 19,2007 , William R Herren, Rudy Wilson, and Chun Hao as officers and directors of the Company held 290,000 warrants to purchase the Company's securities.



The Initial Stockholders will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed on the effective date of the Offering. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares at any time commencing three months prior to the second anniversary of the effective date of the Offering. In addition, the Initial Stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to the second anniversary of the effective date of the Offering.



On February 8, 2006, five stockholders agreed with the representatives of the underwriters pursuant to which they agreed to purchase in aggregate up to $2,000,000 in warrants at prices not to exceed $1.40 per warrant during the 45 day trading period commencing on June 12, 2006. These entities have agreed that any warrants purchased by them pursuant to this agreement will not be sold or transferred until after a completed business combination. As of October 19, , 2006, these five stockholders held 20,000 warrants to purchase the Company's securities.


TONGXIN INTERNATIONAL


As a public company, TI, neither directly nor indirectly nor through any subsidiary, will make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the company. This prohibition is in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Moreover, AAAC and TI have adopted an audit committee charter that requires the audit committee to review and approve all related party transactions, assure compliance with the company's code of ethics, and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.



BENEFICIAL OWNERSHIP OF SECURITIES


BENEFICIAL OWNERS OF MORE THAN 5% OF AAAC COMMON STOCK





Based upon filings made with the Securities and Exchange Commission under
Section 13(d) or Section 16(a) of the Exchange Act on or before October 19, , 2007, AAAC is aware of the following beneficial owners of more than 5% of any class of its voting securities who are listed in the table below:

                                            SHARES OF
                                           AAAC COMMON     APPROXIMATE PERCENTAGE OF      APPROXIMATE PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER (1)      STOCK      OUTSTANDING COMMON STOCK (2)   OUTSTANDING COMMON STOCK (3)
----------------------------------------   -----------   ----------------------------   ----------------------------
Jeffrey L. Feinberg (4)                     1,084,900               17.00%                          9.97%
Baupost Group LLC (5)                         493,590                7.74%                          4.53%
Balyasny Asset Management (6)                 355,500                5.57%                          3.36%
Global Capital LLC (7)                        395,000                5.62%                          3.63%
DB Zwirn (8)                                  329,000                5.16%                          3.02%
Cresendo (9)                                  320,000                5.02%                          2.94%



(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table has sole voting and investment power with respect to all shares of our common stock beneficially owned by them.



(2) These amounts based upon pre-business combination aggregate of 6,380,250 shares outstanding including 1,349,000 insider shares and 5, 031,250 shares publicly held. Excludes shares issuable upon exercise of warrants.



(3) These amounts based upon at post-business combination aggregate of 10,880,250 shares outstanding including 1, 349,000 insider shares, 5,031,250 shares publicly held and 4,500,000 shares for Hunan Tongxin Management. Also include shares issuable upon exercise of warrants.



(4) Mr. Feinberg's shares of AAAC Common Stock include 1,084,900 shares issuable upon exercise of warrants. The securities reported as held by Mr. Feinberg represent shares of Common Stock held by Mr. Feinberg in his personal account; JLF Partners I, L.P., JLF Partners II, L.P. and JLF Off Shore Fund, Ltd. to which JLF Asset Management LLC serves as the management company and/or investment manager. Mr. Feinberg is the managing member of JLF Asset Management, LLC. The business address of Mr. Feinberg and these entities is 2775 Via de la Valle, Suite 204, Del Mar, California 92014. This information is derived from a Form 3 filed by the above persons with the SEC on July 3, 2007, a Form 4 field by the above persons with the SEC on October 12, 2007 and a Schedule 13 G/A filed by the above persons with the SEC on October 11, 2007.



(5) The business address of The Baupost Group, LLC is: 10 St. James Avenue, Suite 2000 Boston, Massachusetts 02116. The foregoing information is derived from a Schedule 13G /A filed with the SEC on February 13, 2007.



(6) The business address of Atlas Global, LLC; Balyasny Asset Management L.P. and Mr. Dmitry Balyasny is: 181 West Madison, Suite 3600, Chicago, IL 60602.



     The foregoing information is derived from a Schedule 13G /A filed with the SEC on August 31, 2006.

(7) The business address of Mr. Paul Packer; Globis Capital Management, L.P. and Globis Capital LLC is: 60 Broad Street, 38th Floor, New York, New York 10004. The foregoing information is derived from a Schedule 13G /A filed with the SEC on May 17, 2006.



(8) The business address of Mr. Daniel B. Zwirn; Zwirn Holdings, LLC; DBZ GP, LLC; D.B. Zwirn & co., L.P. is 745 Fifth Avenue, 18th Floor New York, NY 10151. The foregoing information is derived from a Schedule 13G /A filed with the SEC on September 24, 2007.



(9) The business address of Mr. Eric Rosenfeld; Crescendo Investments III, LLC; and Crescendo Partners III, L.P. is 10 East 53rd Street, 35th Floor, New York, New York 10022. The foregoing information is derived from a Schedule 13G /A filed with the SEC on October 5, 2007.

None of the above stockholders has any voting rights that are different from the voting rights of any other stockholders.

SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS OF AAAC





The following table sets forth information with respect to the beneficial ownership of AAAC common shares, as of October 19, 2007 by:



     -    Each director and officer; and



     -    All directors and officers as a group

                              SHARES OF      APPROXIMATE        APPROXIMATE
                                 AAAC       PERCENTAGE OF      PERCENTAGE OF
NAME AND ADDRESS OF             COMMON       OUTSTANDING        OUTSTANDING
BENEFICIAL OWNER (1)(2)         STOCK     COMMON STOCK (3)   COMMON STOCK (4)
-----------------------       ---------   ----------------   ----------------
William R. Herren (5)           538,400          8.1%               3.3%
Rudy Wilson (5) (6)             538,400          8.1%               3.3%
Chun Y. Hao (7)                 282,200          4.2%               1.8%
David J. Brophy                  60,000          0.9%               0.3%
Donald L. Runkle                 20,000          0.3%             0.001%
Officers and directors as a   1,439,000         21.5%               9.0%
   group (5 persons)



     (1) Unless otherwise indicated, the business address of each of the individuals is c/o AAAC, 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009.



     (2) Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.



     (3) These amounts based upon pre-business combination aggregate of 6,670,000 shares outstanding including 1,349,000 insider shares and 5, 031,250 shares publicly held and 290,000 shares issuable upon exercise of warrants.



     (4) These amounts based upon at post-business combination aggregate of 15,911,500 shares outstanding including 1,349,000 insider shares, 5,031,250 shares publicly held, 4,500, 000 shares for Hunan Tongxin Management and 5, 031,250 shares issuable upon exercise of warrants.






     (5) William R. Herren shares of Common Stock include 90,400 shares issuable upon exercise of warrants.



     (6) Rudy Wilson shares of Common Stock include 90,400 shares issuable upon exercise of warrants



     (7) Chun Y. Hao shares of Common Stock include 89,200 shares issuable upon exercise of warrants.

PRICE RANGE OF SECURITIES

AAAC

The shares of AAAC common stock, warrants and units are currently traded on the Over-the-Counter Bulletin Board under the symbols "AAAC," "AAACW" and "AAACU," respectively. The closing price for each share of common stock, warrant and unit of AAAC on November 6, 2007, was $8.15, $3.255 and $11.37, respectively. AAAC units commenced public trading on April 19, 2006 and common stock and warrants commenced public trading on June 12, 2006.The table below sets forth, for the calendar quarters indicated, the high and low closing prices of the AAAC common stock, warrants and units as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

Over-the-Counter Bulletin Board


                           AAAC            AAAC            AAAC
                       Common Stock      Warrants          Units
                      -------------   -------------   --------------
                       High    Low     High    Low     High     Low
                      -----   -----   -----   -----   ------   -----
2006 Second Quarter   $8.65   $7.00   $1.50   $1.35   $10.16   $8.35
2006 Third Quarter    $7.17   $7.00   $2.05   $1.56   $ 9.22   $8.56
2006 Fourth Quarter   $8.08   $7.21   $2.14   $1.35   $10.22   $8.56
2007 First Quarter    $8.40   $7.50   $2.16   $1.82   $10.56   $9.32
2007 Second Quarter   $7.74   $7.42   $2.40   $1.97   $ 9.96   $9.38
2007 Third Quarter    $8.15   $7.40   $2.95   $1.76   $10.70   $9.15
2007 Fourth Quarter   $8.08   $7.62   $3.00   $1.94   $11.04   $9.48



(through October 31, 2007)

Holders of AAAC common stock, warrants and units should obtain current market quotations for their securities. The market price of AAAC common stock, warrants and units could vary at any time before consumation of the Equity Acquisition.


In connection with the stock acquisition, AAAC has applied for the quotation of the combined company's common stock, warrants and units on the NASDAQ Global Market under the symbol "TXI," "TXIW" and "TXIU," respectively. If the securities are not listed on the NASDAQ, they will continue to be traded on the over-the-counter bulletin board.


HOLDERS

As of August 24, 2007, there was 145 holders of record of the units, 124 holders of record of the common stock and 36 holders of record of the warrants. AAAC believes the beneficial holders of the units, common stock and warrants to be in excess of 400 persons each. It is anticipated that the number of holders of TI common stock after the Redomestication will be the same as the number of holders of AAAC common stock.

DIVIDENDS

AAAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of a business combination.

The payment of dividends by TI in the future will be contingent upon revenues and earnings, if any, capital requirements and the general financial condition of TI subsequent to completion of the business combination. The payment of any dividends subsequent to the business combination will be within the discretion of the then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

After the Redomestication and consummation of the Equity Acquisition of Hunan Tongxin, there will be 6,380,250 shares of common stock outstanding. Of that amount, 5,031,250 shares will be registered and freely tradable without securities law restriction and 1,349,000 shares being held in escrow until April 19, 2008. Additionally, any of such shares held by "affiliates," as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders will also be restricted from public sale as "restricted stock." In addition, there are outstanding 5,031,250 warrants issued in the initial public offering, each to purchase one share of common stock that will be freely tradable after the Redomestication. The common stock issuable upon exercise of the warrants will be tradable, provided that there is no stipulation to the registration statement. In addition, in connection with the initial public offering, we issued a unit purchase option to the representative of the underwriters which is exercisable for 350,000 units, comprised of 350,000 shares of common stock and 350,000 warrants, each warrant to purchase one share of common stock. Such securities underlying the representative's unit purchase option and underlying securities have registration rights and may be sold pursuant to Rule 144. Therefore, there are an aggregate of 700,000 shares of common stock that may be issued in the future upon exercise of outstanding warrants and options.

In general, under Rule 144, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average preceding four weekly trading volume or 1% of the total number of outstanding shares of common stock. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to the limitations described above.


Although the SEC had originally extended the ban on Rule 144 reliance for companies that had been blank check companies even if they no longer were, the SEC has now concluded that, because the reasons for prohibiting reliance on Rule 144 do not appear to be present after a reporting company has ceased to be a shell company, reliance on Rule 144 for resales by a security holder would be permitted when: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials); and (4) at least 90 days have elapsed from the time the issuer files current "Form 10 information" (information ordinarily filed on a current report on Form 8-K) with the Commission reflecting its status as an entity that is not a shell company



Before the Redomestication there was no market for the securities of TI, and no prediction can be made about the effect that market sales of the common stock of TI or the availability for sale of the common stock of TI will have on the market price of the common stock. It is anticipated that the market should be similar to that of AAAC because the Redomestication will largely be substituting one security for another on as equal terms as is possible. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price for our securities and could impair our future ability to raise capital through the sale of common stock or securities linked to the common stock.



DESCRIPTION OF THE COMBINED COMPANY'S SECURITIES FOLLOWING THE EQUITY
ACQUISITION



The following description of the material terms of the capital stock and warrants of TI following the Equity Acquisition includes a summary of specified provisions of the Memorandum of Association and Articles of Association of TI that will be in effect upon completion of the Equity Acquisition and the merger. This description is subject to the relevant provisions of the Corporation Law of BVI and is qualified by reference to TI's Memorandum of Association and Articles of Association, copies of which are attached to this proxy statement and are incorporated in this proxy statement by reference.

GENERAL


TI has no authorized share capital, but it will be authorized to issue 40,000,000 shares of all classes of capital stock, of which 39,000,000 will be ordinary shares of $.001 par value and 1,000,000 will be preference shares of $.001 par value. The capital of TI will be stated in United States dollars.



ORDINARY SHARES



The holders of the combined company's ordinary shares are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the shares of preference stock, the holders of the ordinary shares are entitled to receive dividends if and when declared by the board of directors. Subject to the prior rights of the holders, if any, of the preference shares, the holders of the ordinary shares are entitled to share ratably in any distribution of the assets of the combined company upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.



PREFERENCE STOCK


Shares of preference stock may be issued from time to time in one or more series and the board of directors of TI, without approval of the stockholders, is authorized to designate series of preference stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series of shares of preference stock. The issuance of shares of preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of the combined company's shares of common stock.

As of the date of this proxy statement, there are no outstanding shares of preference stock of any series.

ANTI-TAKEOVER EFFECT OF UNISSUED SHARES OF CAPITAL STOCK


Common Stock. After the Equity Acquisition and Redomestication merger, TI will have outstanding approximately 6,380,250 shares of common stock, assuming that none of the public stockholders elects to exercise the conversion rights. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances the combined company could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the combined company's board of directors in opposing a hostile takeover bid.


Preference Stock. The memorandum and articles will grant the board of directors the authority, without any further vote or action by the combined company's stockholders, to issue preference stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preference stock could reduce the combined company's attractiveness as a target for an unsolicited takeover bid since the combined company could, for example, issue shares of preference stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

WARRANTS


As of September 30, 2007, there were warrants outstanding to purchase 5,031,250 shares of Common Stock. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:


The warrants will expire at 5:00 p.m., New York City time on April 19, 2011. AAAC may call the warrants for redemption when the common stock price equals or exceeds $10.00 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to warrant holders.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and AAAC.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, Equity Acquisition or consolidation of the company. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. No fractional shares will be issued upon exercise of the warrants. However, if a warrant holder exercises all warrants then owned of record by him, AAAC will pay to the warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount for such fractional share in cash based on the market value of the common stock on the last trading day prior to the exercise date.

PURCHASE OPTION

AAAC has issued to the representative of the underwriters of its initial public offering an option to purchase up to a total of 350,000 units at a per-unit price of $12.00, commencing on the later of the consummation of the Equity Acquisition or April 19, 2007. The option expires on April 19, 2011. The units issuable upon exercise of this option are the same as the publicly traded units, consisting of one share of common stock and one warrants, except that the warrants are exercisable at $6.65. The option contains demand and piggy-back registration rights for period of five and seven years, respectively, and the combined company will bear the expenses of the registration of the securities for the holders of the option. The exercise price and number of units are subject to adjustment in certain circumstances, including a stock dividend, recapitalization reorganization, merger or consolidation.

REGISTRATION RIGHTS AGREEMENT

AAAC has entered into a registration rights agreement providing for the registration of the shares of common stock issued prior to the initial public offering and the shares included in the Equity Acquisition option. The warrants, to be exercisable, must also continue to have the common stock underlying the warrants registered on an effective registration statement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of AAAC common stock, warrants and units is Continental Stock Transfer and Trust, 212 Broad Street, New York, NY 10019.

STOCKHOLDER PROPOSALS


If the Equity Acquisition is not consummated, the AAAC 2007 annual meeting of stockholders will be held on or about ____________, 2007 unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement for the AAAC 2007 annual meeting, you need to provide it to us by no later than ____________, 2007. You should direct any proposals to our secretary, Mr. David J. Brophy, at AAAC's principal office at 199 Pierce Street, Suite 202, Birmingham, Michigan 48009. If you want to present a matter of business to be considered at the AAAC 2007 annual meeting, under AAAC by-laws you must give timely notice of the matter, in writing, to our secretary. To be timely, the notice has to be given by ________________.


LEGAL MATTERS

King & Wood, counsel to Hunan Tongxin has opined as to the validity of the Equity Acquisition Agreement. Reference to their opinion has been included in this joint proxy statement and given upon their authority as experts in the law of the PRC. A copy of its opinion is filed as an exhibit to this proxy statement.

EXPERTS

The financial statements of Hunan Tongxin for the years ended December 31, 2004, 2005 and 2006 included in this proxy statement have been audited by LehmanBrown PC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere in this proxy statement and are included in reliance upon the authority of LehmanBrown PC as experts in auditing and accounting.

The financial statements of AAAC at December 31, 2006 and for the period from June 20, 2005 (inception) to December 31, 2006, included in this proxy statement and have been audited by Rothstein & Kass PC, an independent registered public accounting firm, to the extent set forth in their report appearing elsewhere in this proxy statement and are included herein in reliance upon the authority of Rothstein & Kass PC as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS





     Pursuant to Item 23(b) and (c) of Schedule 14(A) the following applies to the delivery of documents to security holders sharing an address:



     If one annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials is being delivered to two or more security holders who share an address in accordance with Rule 240.14a-3(e)(1), furnish the following information:



     a. State that only one annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to multiple security holders sharing an address unless the registrant has received contrary instructions from one or more of the security holders;



     b. Undertake to deliver promptly upon written or oral request a separate copy of the annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, to a security holder at a shared address to which a single copy of the documents was delivered and provide instructions as to how a security holder can notify the registrant that the security holder wishes to receive a separate copy of an annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable;

     c. Provide the phone number and mailing address to which a security holder can direct a notification to the registrant that the security holder wishes to receive a separate annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, in the future; and



     d. Provide instructions how security holders sharing an address can request delivery of a single copy of annual reports to security holders, proxy statements, or Notices of Internet Availability of Proxy Materials if they are receiving multiple copies of annual reports to security holders, proxy statements, or Notices of Internet Availability of Proxy Materials.


WHERE YOU CAN FIND MORE INFORMATION

AAAC files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended. You may read and copy reports, proxy statements and other information filed by AAAC with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also access information on AAAC at the Securities and Exchange Commission web site at: http://www.sec.gov.


After the Equity Acquisition, if the securities of Tongxin International are listed on the NASDAQ Stock Market, unless you notify TI of your desire not to receive these reports, the combined company will furnish to you all periodic reports that it files with the Securities and Exchange Commission, including audited annual consolidated financial statements and unaudited quarterly consolidated financial statements, as well as proxy statements and related materials for annual and special meetings of stockholders.


Information and statements contained in this proxy statement or any annex to this proxy statement incorporated by reference in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement or incorporated in this proxy statement by reference.


All information contained in this proxy statement or incorporated in this proxy statement by reference relating to AAAC has been supplied by AAAC, and all such information relating to the Hunan Tongxin Enterprise Co. Ltd. has been supplied by Hunan Tongxin Enterprise Co ltd. Information provided by either of us does not constitute any representation, estimate or projection of the other.


If you would like additional copies of this proxy statement, or if you have questions about the Equity Acquisition, you should contact:

David J. Brophy
C/o Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, MI 48009
248 593 8330

PROXY
ASIA AUTOMOTIVE ACQUISITION CORPORATION
199 Pierce Street, Suite 202
Birmingham, Michigan 48009
SPECIAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF ASIA AUTOMOTIVE ACQUISITION CORPORATION


The undersigned appoints William R. Herren, Rudy Wilson, and each of them, with full power to act without the others, as proxies, each with the power to appoint a substitute, for the undersigned in connection with the Special Meeting of Stockholders (the "Special Meeting") of Asia Automotive Acquisition Corporation ("AAAC") to be held on _________, 2007, The undersigned hereby authorizes each of such proxies to represent the undersigned at the Special Meeting and to vote, as designated on the reverse side, all shares of AAAC common stock (including any shares which are part of units each consisting of one share of common stock and one warrant) which are held of record by the undersigned on the record date for the Special Meeting.


THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF THIS PROXY IS SIGNED AND RETURNED BUT NO DIRECTIONS ARE GIVEN ON THE REVERSE SIDE AS TO THE PROPOSALS, THIS PROXY WILL BE VOTED "FOR" EACH OF THE PROPOSALS NUMBERED 1, and 2 ON THE REVERSE SIDE. THE AAAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF SUCH PROPOSALS.

(Continued and to be signed on reverse side)

                                      PROXY

THIS PROXY WILL BE VOTED AS DIRECTED BELOW. IF NO DIRECTIONS AREGIVEN, THIS PROXY WILL BE VOTED "FOR" EACH OF THE PROPOSALS NUMBERED 1, AND 2 BELOW. THE BOARD OF DIRECTORS OF ASIA AUTOMOTIVE ACQUISITION CORPORATION ("AAAC") UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF SUCH PROPOSALS.


1.   To approve the acquisition by AAAC of Hunan         FOR   AGAINST   ABSTAIN
     Tongxin Enterprise Co. Ltd. ("Hunan Tongxin")       [ ]     [ ]       [ ]
     substantially on the terms set forth in the
     Equity Acquisition Agreement dated July 24, 2007,
     by and among Hunan Tongxin, the stockholders of
     Hunan Tongxin, and AAAC, and the other
     transactions contemplated by the Equity
     Acquisition Agreement.

If you voted "AGAINST" Proposal Number 1 and you hold    I HEREBY
shares of AAAC common stock (including shares which      EXERCISE MY
are part of units) issued in AAAC's initial public       CONVERSION
offering, you may exercise your conversion rights and    RIGHTS
demand that AAAC convert your shares of common stock     [ ]
into a pro rata portion of the trust account (net of
accrued taxes) by marking the "I Hereby Exercise My
Conversion Rights" box to the right. If you exercise
your conversion rights, then you will be exchanging
your shares of AAAC common stock for cash and will no
longer own your shares. You will only be entitled to
receive cash for your shares if the acquisition is
completed and you comply with the stock certificate
delivery requirements described in the proxy statement
under Conversion Rights. Failure to (a) vote against
Proposal Number 1, (b) check the "I Hereby Exercise My
Conversion Rights" box to the right and (c) submit
this proxy to AAAC prior to the Special Meeting will
result in the loss of your conversion rights.

2.   To approve the merger of AAAC with and into a       FOR   AGAINST   ABSTAIN
     wholly owned subsidiary formed under the laws of    [ ]     [ ]       [ ]
     BVI with the name Tongxin International, Ltd.
     ("TI") for the purposes of redomestication of the
     company to the British Virgin Islands (the
     "Redomestication") and acquiring Hunan Tongxin

Signature   Signature   Date



Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the stockholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the stockholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.

EXHIBITS


A - KING AND WOOD OPINION LETTER*


FINANCIAL STATEMENTS



ASIA AUTOMOTIVE ACQUISITION CORPORATION*



HUNAN TONGXIN ENTERPRISE CO., LTD.*


ANNEXES

A - EQUITY ACQUISITION AGREEMENT*

B - KEY EMPLOYEES EMPLOYMENT AGREEMENT*

C - MEMORANDUM OF ASSOCIATION OF TONGXIN INTERNATIONAL*

D - ARTICLES OF ASSOCIATION OF TONGXIN INTERNATIONAL*

E - TONGXIN INTERNATIONAL CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF
    DIRECTORS*

F - TONGXIN INTERNATIONAL CODE OF CONDUCT AND POLICY REGARDING REPORTING OF
    POSSIBLE VIOLATIONS*

G - TONGXIN INTERNATIONAL CHARTER OF THE NOMINATING AND GOVERNANCE COMMITTEE OF
    THE BOARD OF DIRECTORS*

H - DELAWARE GENERAL CORPORATION LAW-SECTION 262 APPRAISAL RIGHTS*

I - PERFORMANCE ORIENTED EARN-OUT AGREEMENT *


*    Previously filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholders
Asia Automotive Acquisition Corporation



We have audited the accompanying balance sheet of Asia Automotive Acquisition Corporation (a corporation in the development stage) (the "Company") as of December 31, 2006 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006, for the period from June 20, 2005 (date of inception) through December 31, 2005, and the period from June 20, 2005 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006, for the period from June 20, 2005 (date of inception) through December 31, 2005, and for the period from June 20, 2005 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



The accompanying financial statements have been prepared assuming that Asia Automotive Acquisition Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, Asia Automotive Acquisition Corporation will face a mandatory liquidation if a business combination is not consummated by October 18, 2007, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
March 2, 2007

Asia Automotive Acquisition Corporation
(a corporation in the development stage)
BALANCE SHEET

                                                           December 31,2006
                                                           ----------------
ASSETS

Current assets

Cash and cash equivalents                                    $    384,162

Other assets                                                          -0-

Cash held in trust account                                     38,726,883
                                                             ------------
Total assets                                                 $ 39,111,045
                                                             ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accrued expenses                                             $    111,750

Accrued taxes payable                                             458,109

Warrant liability                                              11,166,563

Deferred underwriter's fee                                        966,121
                                                             ------------
Total current liabilities                                      12,702,543
                                                             ------------

Common stock, subject to possible redemption,
 1,005,746 shares at redemption value plus interest
 income of $170,070 (net of taxes)                              7,649,928

STOCKHOLDERS' EQUITY

Preferred stock, $.001 par value, authorized 1,000,000 shares; none issued and outstanding

Common stock, $.001 par value, authorized 39,000,000
 shares; issued and outstanding 6,380,250 shares (of
 which 1,005,746 shares subject to possible redemption)             6,380

Additional paid-in capital                                     22,327,433

Deficit accumulated during the development stage               (3,575,239)
                                                             ------------
Total stockholders' equity                                     18,758,574

Total liabilities and stockholders' equity                   $ 39,111,045
                                                             ------------

See accompanying notes to financial statements.

Asia Automotive Acquisition Corporation
(a corporation in the development stage)
STATEMENTS OF OPERATIONS

                                                         June 20, 2005          June 20, 2005
                                     Year ended          (inception) to         (inception) to
                                      December              December             December 31,
                                      31, 2006              31,2005                 2006
                                     -----------         --------------         --------------
Interest income                      $ 1,308,883          $       -0-            $ 1,308,883

Unrealized loss on warrant liability  (3,783,750)                 -0-             (3,783,750)

Formation and operating costs           (636,637)              (5,626)              (642,263)
                                     -----------          -----------            -----------
Loss before taxes                     (3,111,504)              (5,626)            (3,117,130)

Income taxes                            (458,109)                 -0-               (458,109)
                                     -----------          -----------            -----------
Net loss                             $(3,569,613)         $    (5,626)           $(3,575,239)
                                     -----------          -----------            -----------
Interest income attributable to
 common stock subject to possible
 conversion (net of taxes)               170,070                                     170,070
                                     -----------                                 -----------
Net loss allocable to common
 stockholders not subject to
 possible conversion (net of taxes)  $(3,739,683)         $    (5,626)           $(3,745,309)
                                     -----------          -----------            -----------
Weighted average shares
 outstanding (basic and diluted)       4,901,284            1,349,000              3,662,115
                                     -----------          -----------            -----------
Net loss per common share
 (basic and diluted)                 $      (.73)         $       -0-            $      (.98)

See accompanying notes to financial statements.

Asia Automotive Acquisition Corporation
(a corporation in the development stage)
STATEMENT OF STOCKHOLDERS' EQUITY

                                                                       Deficit
                                                                     accumulated
                                Common Stock            Additional     during
                           ------------------------      paid in     development
                             Shares       Amount         capital        stage          Total
                           ----------   -----------    -----------   ------------    -----------
Balances at June 20,
 2005(date of inception)   $      -0-   $       -0-    $       -0-   $        -0-    $       -0-

Issuance of common stock
 to existing shareholders   1,349,000         1,349         23,651                        25,000

Net loss                                                                   (5,626)        (5,626)
                           ----------    -----------    -----------   ------------    -----------
Balances at December
 31, 2005                   1,349,000         1,349         23,651         (5,626)        19,374
                           ----------    -----------    -----------   ------------    -----------

Sale of 5,031,250 units
 on April 18,
 2006 at a price of
 $8.00 per unit, net of
 underwriter's discount
 and offering
 expenses (including
 1,005,746 shares
 subject to possible
 redemption)                5,031,250         5,031     37,166,353                    37,171,384

Sale of option on April
 18, 2006 at a
 price of $100 for
 350,000 units                                                 100                           100

Proceeds subject to
 possible conversion of
 shares, 1,005,746 shares                               (7,479,858)                   (7,479,858)

Warrant liability                                       (7,382,813)                   (7,382,813)

Net loss                                                               (3,569,613)    (3,569,613)

                           ----------   -----------    -----------   ------------    -----------
Balances at December
 31, 2006                   6,380,250   $     6,380    $22,327,433   $ (3,575,239)   $18,758,574
                           ----------   -----------    -----------   ------------    -----------

See accompanying notes to financial statements.

Asia Automotive Acquisition Corporation
(a corporation in the development stage)
STATEMENTS OF CASH FLOWS

                                                                        June 20,2005              June 20,2005
                                              Year ended                  (Date of                  (Date of
                                             December 31,               inception) to            inception) to
                                                2006                  December 31, 2005         December 31, 2006
                                             ------------             -----------------        -----------------
Cash flows from operating activities:

Net loss                                     $ (3,569,613)              $  (5,626)              $ (3,575,239)

Adjustments to reconcile net loss to
 net cash provided by (used in) operating activities:

Loss from warrant liability                     3,783,750                     -0-                  3,783,750

Income taxes payable                              458,109                     -0-                    458,109

Accrued expenses                                  111,750                     -0-                    111,750
                                             ------------               ---------               ------------
Net cash provided by (used in) operating
activities                                        783,996                  (5,626)                   778,370
                                             ------------               ---------               ------------
Net cash used in investing activities:

Cash held in trust account                    (38,726,883)                    -0-                (38,726,883)

Cash flows from financing activities:

Proceeds from note payable                         20,250                  25,000                     45,250

Proceeds from issuance of common stock to
 existing stockholders                                                     25,000                     25,000

Proceeds from sale of option to
 to underwriter                                       100                     -0-                        100

Gross proceeds of public offering              40,250,000                     -0-                 40,250,000

Repayment of notes payable to
 stockholders                                     (45,250)                    -0-                    (45,250)

Payments of deferred offering
 costs                                         (1,912,794)                (29,631)                (1,942,425)

                                             ------------               ---------               ------------
Net cash provided by financing activities      38,312,306                  20,369                 38,332,675
                                             ------------               ---------               ------------

Net increase in cash and cash equivalents         369,419                  14,743                        -0-

Cash and cash equivalents, beginning of
 period                                            14,743                     -0-                        -0-
                                             ------------               ---------               ------------
Cash and cash equivalents, end of period     $    384,162               $  14,743               $    384,162
                                             ------------               ---------               ------------

Supplemental disclosure of non-cash
 financing activity:

Deferred underwriter's fees                  $  1,207,500               $     -0-               $  1,207,500

Accrued offering costs                       $        -0-               $ 235,369               $        -0-

See accompanying notes to financial statements.

Asia Automotive Acquisition Corporation
(a corporation in the development stage)

Notes to Financial Statements

1. ORGANIZATION AND BUSINESS OPERATIONS

Asia Automotive Acquisition Corporation (the "Company") was incorporated in Delaware on June 20, 2005 as a blank check company formed to acquire, through merger, capital stock exchange, asset acquisition or other similar business combination, a business in the automotive supplier industry. The Company has neither engaged in any operations nor generated revenues to date. The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. The Company has elected December 31st as its fiscal year end.

The registration statement for the Company's initial public offering (the "Public Offering") was declared effective on April 11, 2006. The Company consummated the Public Offering on April 18, 2006 and received net proceeds of approximately $ 37,171,000. The Company's management has broad discretion with respect to the specific application of the net proceeds of the Public Offering (the "Offering") (as described in Note 3), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with a target company. As used herein, a "target business" shall include an operating business in the security industry and a "business combination" shall mean the acquisition by the Company of a target business.

Of the proceeds of the Offering, $37,418,000 (plus interest income) is being held in a trust account ("Trust Account") and invested until the earlier of (i) the consummation of the first business combination or (ii) the distribution of the Trust Account as described below. The amount in the Trust Account include $ 1,207,500 of contingent underwriting compensation, which will be paid to the underwriters if a business combination is consummated, but which will be forfeited in part if public stockholders elect to have their shares redeemed for cash if a business combination is not consummated. Deferred underwriter's fee is reflected on the balance sheet at $966,121, an additional $241,379 is included in common stock, subject to possible conversion, for a total of $1,207,500. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that public stockholders owning a majority of the outstanding stock sold in the Offerings vote against the business combination and elect to have the Company redeem their shares for cash, including all of the officers and directors of the Company ("Initial Stockholders"), have agreed to vote their 1,349,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company with respect to any business combination and to vote any shares they acquire in the aftermarket in favor of the business combination. After consummation of the Company's first business combination, all of these voting safeguards will no longer be applicable.

With respect to the first business combination which is approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Stockholders and their nominees (the "Public Stockholders") who voted against the business combination may demand that the Company redeem his or her shares. The per share redemption price will equal $ 7.44 per share plus interest earned thereon in the Trust Account. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares sold in this offering and the private placement may seek redemption of their shares in the event of a business combination.

The Company's Certificate of Incorporation provides for mandatory liquidation of the Company, without stockholder approval, in the event that the Company does not consummate a business combination within 18 months from the date of consummation of the Public Offering, or 24 months from the consummation of the Public Offering if certain extension criteria have been satisfied. The Initial Stockholders have waived their right to liquidation distributions with respect to the shares of common stock included in such units. Accordingly, in the event of such liquidation, the amount in the Trust Account will be distributed to the holders of the shares sold in the Public Offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Common stock:

On January 23, 2006, the Company effected a stock split in the form of a dividend of .233 shares of common stock for each outstanding share of common stock. All references in the accompanying financial statements to the number of shares of common stock and loss per share have been retroactively restated to reflect these transactions.

Warrant liability

The Company has outstanding warrants, which provides for the Company to register the shares underlying the warrants and is silent as to the penalty to be incurred in the absence of the Company's ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"), registration of the common stock underlying the Company's warrants is not within the Company's control. As a result, the company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further EITF No. 00-19, requires the Company to record the potential settlement liability at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through the Company's statement of operations. The potential settlement obligation related to the warrants will continue to be reported as a liability until such time that the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability is determined using the trading value of the warrants.

Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted income per share for all periods presented. Basic loss per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company.

Since the effects of the outstanding warrants are anti-dilutive, it has been excluded from the computation of loss per common share.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income tax:

The Company complies with the Financial Accounting Standards Board ("FASB") SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Cash and cash equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Recently issued accounting standards:

On July 13, 2006, FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions nor deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements has not yet been determined.

In addition, in September 2006, the Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15,2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Company's financial statements and their disclosures and its impact has not yet been determined.

3. THE OFFERING

On April 18, 2006, the Company sold 5,031,250 units (including the underwriters full exercise of an over allotment option with respect to 656,250 units) to the public at a price of $8.00 per unit. Each unit consists of one share of the Company's common stock,

$0.001 par value, and one redeemable common stock purchase warrant ("warrant"). Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a business combination with a target business or April 10, 2007 and expiring April 11, 2012. The warrants are redeemable at a price of $.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $10.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

4. INCOME TAXES

Income tax expense for the twelve months ended December 31, 2006 was approximately $458,000. The expense is for current federal income taxes. The effective income tax rate was (15%) which differs from the statutory rate of 34% principally due to a permanent difference due to the unrealized loss on the warrant liability.

5. COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company presently occupies office space provided by Asia Development Capital LLC ("ADC"), an affiliate and stockholder of the Company. ADC has agreed that, until the Company consummates a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering, April 18, 2006.

The Company has engaged Rodman & Renshaw, the representative of the underwriters, on a non-exclusive basis, as the Company's agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the SEC, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 2.5% of the exercise price for each warrant exercised more than one year after the date of the prospectus if the exercise was solicited by the underwriters. In addition to soliciting, either orally or in writing, the exercise of the warrants, the representative's services may also include disseminating information, either orally or in writing, to warrant holders about the Company or the market for our securities, and assisting in the processing of the exercise of the warrants. No compensation will be paid to the representative upon the exercise of the warrants if:

* the market price of the underlying shares of common stock is lower than the exercise price;

* the holder of the warrants has not confirmed in writing that the underwriters solicited the exercise;

* the warrants are held in a discretionary account;

* the warrants are exercised in an unsolicited transaction; or

* the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.

The Company has sold to Rodman & Renshaw, LLC (the "Representative" of the underwriters), for $100, as additional compensation, an option to purchase up to a total of 350,000 units at a per-unit price of $10.00. The units issuable upon exercise of this option are also identical to those offered by the Offering except that the warrants included in the option have an exercise price of $6.65 (133% of the exercise price of the warrants included in the units sold in the offering.) The Company will pay the underwriters in the Offering an underwriting discount of 7% of the gross proceeds of this Offering (of which 3% is deferred until the consummation of a business combination).

The sale of the option will be accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale. The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $3.10 per unit, or $1,086,001 total, using an expected life of five years, volatility of 45.47% and a risk-free interest rate of 4.39%.

The volatility calculation of 45.47% is based on the 365-day average volatility of a representative sample of ten (10) companies with market capitalizations under $500 million that management believes to be engaged in the business of auto component parts (the "Sample Companies"). Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the 365-day average volatility of the Sample Companies because management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock post-business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

6. COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

Pursuant to letter agreements with the Company and the Representative, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Company's liquidation.

Certain of the Company's officers, directors, or their designees have agreed with the Representative that upon consummation of the Offering and during the 45 trading day period commencing on the later of the date that the securities comprising the units begin separate trading or 60 days following the consummation of the Offering, that they will purchase up to 320,000 warrants in the public marketplace at prices not to exceed $1.40 per Warrant. As of December 31, 2006, William R. Herren, Mr. Rudy Wilson, Chun Hao and Asia Development Capital held 290,000 warrants to purchase the Company's securities.

The Initial Stockholders will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares at any time commencing three months prior to the third anniversary of the effective date of the Offering. In addition, the Initial Stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to the third anniversary of the effective date of the Offering.

Rodman & Renshaw has entered into a letter agreement with us pursuant to which it agreed to purchase up to 125,000 warrants in the public marketplace at prices not to exceed $1.40 per warrant during the 45 trading day period commencing on the later of the date separate trading of the warrants has commenced or 60 days following the consummation of this offering.

Chardan Capital Markets has entered into a letter agreement with us pursuant to which it agreed to purchase up to 125,000 warrants in the public marketplace at prices not to exceed $1.40 per warrant during the 45 trading day period commencing on the later of the date separate trading of the warrants has commenced or 60 days following the consummation of this offering.

On February 8, 2006, five stockholders entered into five separate letter agreements with the representatives of the underwriters pursuant to which they agreed to purchase in aggregate up to $2,000,000 in warrants at prices not to exceed $1.40 per warrant during the 45 day trading period commencing on the later of the date separate trading of the Warrants has commenced or 60 calendar days following the consummation of the Offering. These entities have agreed that any warrants purchased by them pursuant to this agreement will not be sold or transferred until after a completed business combination. As of December 31, 2006, these five stockholders held 20,000 warrants to purchase the Company's securities.

7. PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

FII-1
LehmanBrown



6/F Dongwai Diplomatic Office building
23 Dongzhimenwai Dajie
Beijing 100600, China



                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Hunan Tongxin Enterprise Co., Ltd.
Changsha Hunan Province the People's Republic of china



We have audited the accompanying consolidated balance sheets of Hunan Tongxin Enterprise Co., Ltd. ("Tongxin") and its subsidiaries as of December 31, 2005 and 2006 and the consolidated statements of operations, change in stockholders' equity and cash flows for the years ended December 31, 2004, 2005 and 2006. These financial statements are the responsibility of Tongxin's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hunan Tongxin Enterprise Co., Ltd. and its subsidiaries as of December 31, 2005 and 2006 and the results of their operations and its cash flows for the years ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.



/s/ LehmanBrown Lu Hua CPA Firm
    Beijing, China



    November 06, 2007

FII-2

Hunan Hunan Tongxin Enterprise Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(US Dollars,in thousand)

                                                                                   December 31
                                                                                 2005     2006
                                                                               -------   -------
ASSETS
Current Assets:

Cash and cash equivalents                                                      $ 1,190   $ 3,582

Accounts and notes receivable net of allowance for doubtful accounts of
 $4,017 and $4,688 respectively                                                $10,750   $16,616

Inventories                                                                    $ 7,507   $ 8,771

Other receivables, net of allowance of bad debt of $285 and #311,
 respectively                                                                  $ 2,840   $ 1,164

Other receivables due from related parties                                     $ 5,316   $ 8,240

Prepaid expenses                                                               $ 1,485   $ 2,599

Deferred tax assets                                                            $ 1,415   $ 1,644
                                                                               -------   -------
Total current assets                                                           $30,503   $42,616
                                                                               -------   -------
Investments in operating businesses                                                771       797

Property,plant and equipment,net of accumulated depreciation of $5,738
 and $8,034,respectively                                                        17,088    20,183

Land occupancy rights                                                            1,836     1,859
                                                                               -------   -------
Total assets                                                                    50,198    65,455
                                                                               -------   -------
Liabilities and Shareholders' Equity

Current Liabilities

Accounts payable                                                               $ 8,152   $10,338

Accrued expenses and other liabilities                                         $ 7,614   $ 7,640

Provision for product warranty                                                 $    26   $    54

Taxes payable                                                                  $   949   $ 4,804

Dividend payable                                                               $   -0-   $ 5,040

Short-term loans                                                               $17,055   $15,140

Short-term loans from shareholders                                             $   673   $ 5,179
                                                                               -------   -------
Total current liabilities                                                      $34,469   $48,195
                                                                               -------   -------

Long-term liabilities

Long-term loans                                                                $   -0-   $ 3,970

Long-term payables                                                             $     5   $    13
                                                                               -------   -------
Total liabilities                                                              $34,474   $52,178
                                                                               -------   -------

Shareholders' equity

Paid in capital (quthorized, 72,521,705 common shares, US$0.12 par value per
 share, issued and outstanding 72,521,705 common shares                        $ 8,762   $ 8,762

Reserve funds                                                                  $ 1,692   $ 1,859

Other comprehensive income                                                     $   407   $   873

Retained earnings                                                              $ 4,863   $ 1,783

Total shareholders' equity                                                     $15,724   $13,277
                                                                               -------   -------
Total liabilities and shareholder's equity                                     $50,198   $65,455

See accompanying notes to financial statements.

Hunan Tongxin Enterprise Co., Ltd.
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(US Dollars, in thousand)

                                             Years Ended December 31,
                                      2004            2005            2006
                                  ------------    ------------    ------------
Revenues:

Sales revenues (net)              $     45,364    $     57,098    $     64,697

Sales of goods to related party          1,118           1,713           1,908

Cost of good sold                      (30,671)        (40,167)        (42,933)

Purchases of good from related
 party                                  (7,450)         (9,030)         (4,808)
                                  ------------    ------------    ------------
Gross profit                             8,361           9,614          18,864
                                  ------------    ------------    ------------

Operating expenses:

Selling, general and
administrative expenses                 (7,724)         (7,253)         (8,515)

Income from operation                      637           2,361          10,349

Interest expense                        (1,083)         (1,082)         (1,707)

Equity in ernings(loss)of
associated company                         (71)            -0-             -0-
                                  ------------    ------------    ------------
Income (loss) before income
 taxes                                    (517)          1,279           8,642

Income taxes                              (424)           (527)         (2,939)
                                  ------------    ------------    ------------
Net income (loss)                         (941)            752           5,703
                                  ------------    ------------    ------------

Net income (loss) per
 common share                          (0.0222)         0.0110          0.0786

Net income (loss) per
 common share-diluted                  (0.0222)         0.0110          0.0786

Weighted average shares
 outstanding                        42,743,400      68,493,335      72,521,705

Weighted average shares
 outstanding-diluted                42,743,400      68,493,335      72,521,705

See accompanying notes to financial statement

Hunan Hunan Tongxin Enterprise Co., Ltd.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US Dollars, in thousands, except for share data)

                                          Common                                        Other
                                          Stock       Par    Reserve   Retained     Comprehensive
                                          Shares     Value   Funds     Earnings      Income(Loss)   Total
                                        ----------   ------  ------    --------     -------------  -------
Balance at Jan. 1, 2004                 42,743,400   $5,146   $1,169   $  7,729          $ -0-     $ 14,062

Net loss                                       -0-      -0-      -0-       (941)           -0-         (941)

Appropriation                                  -0-      -0-      282       (282)           -0-         -0-

Dividends declared                             -0-      -0-      -0-       (395)           -0-         (395)
                                        ----------   ------   ------   --------          -----     --------
Balances at Dec. 31, 2004               42,743,400   $5,164   $1,451   $  6,111            -0-     $ 12,726

Cash contribution from shareholders     29,778,305   $3,598      -0-        -0-            -0-        3,598

Net income                                     -0-      -0-      -0-        752            -0-          752

Appropriation                                  -0-      -0-      241       (241)           -0-          -0-

Dividends declared                             -0-      -0-      -0-     (1,759)           -0-       (1,759)

Translation adjustments                        -0-      -0-      -0-        -0-            407          407
                                        ----------   ------   ------   --------          -----     --------
Balances Dec. 31, 2005                  72,521,705   $8,762   $1,692   $  4,863            407     $ 15,724

Net income                                     -0-      -0-      -0-      5,703            -0-        5,703

Appropriation                                  -0-      -0-      167       (167)           -0-          -0-

Dividends declared                             -0-      -0-      -0-     (8,616)           -0-       (8,616)

Translation adjustments                        -0-      -0-      -0-        -0-            466          466
                                        ----------   ------   ------   --------          -----     --------
Balance at Dec. 31, 2006                72,521,705   $8,762   $1,859   $  1,783            873     $ 13,277

The accompanying notes are an integral part of these consolidated financial statements.

Hunan Hunan Tongxin Enterprise Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31,2004,2005 AND 2006
(In US Dollars, in thousands)

                                                                                Years Ended December 31,
                                                                               2004       2005        2006
                                                                              -------    -------    -------
Cash flows from operating activities:

Net income (loss)                                                                (941)       752      5,703

Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:

Bad debt expense                                                                  443       (306)       545

Depreciation and amortization                                                   1,305      1,757      2,182

Amortization expense                                                               12         35         38

Changes in Decrease in tax payable                                               (144)       -0-        -0-

Decrease in inventories                                                          (188)    (3,307)    (1,264)

Decrease in trade accounts receivable                                          (2,598)    (3,467)    (8,042)

Decrease/increase of prepaid expenses                                             180     (1,341)    (1,114)

Increase in accounts payable                                                    3,527      4,529      5,728

Increase/decrease of accrued expenses                                             535       (596)       361
                                                                              -------    -------    -------
Net cash provided by (used in) operating activities                             2,131     (1,944)     4,137
                                                                              -------    -------    -------

Cash flows from investing activities:

Purchase of property, plant and equipment                                      (6,535)    (4,558)    (5,271)
                                                                              -------    -------    -------
Net cash used in investing activities                                          (6,535)    (4,558)    (5,271)
                                                                              -------    -------    -------

Cash flows from financing activities:

Proceeds from capital contributions                                               -0-      3,598        -0-

Proceeds from loans                                                            17,191     23,587     28,231

Dividends paid                                                                   (395)    (1,759)    (3,576)

Cash repayments of amounts borrowed                                            (8,317)   (23,788)   (22,301)
                                                                              -------    -------    -------
Net cash provided by financing activities                                       8,479      1,638      2,354
                                                                              -------    -------    -------

Effect of foreign exchange rate changes                                            (1)       906      1,172

Net increase (decrease) in cash and cash equivalents                            4,074     (3,958)     2,392

Cash and cash equivalents at beginning of year                                  1,074      5,148      1,190
                                                                              -------    -------    -------
Cash and cash equivalents at end of year                                        5,148      1,190      3,582
                                                                              -------    -------    -------

Supplemental information:

Income taxes paid                                                                 562        505        834

Interest paid                                                                     891        848      1,716

Non-cash investing and financing activities                                       -0-        -0-        -0-

The accompanying notes are an integral part of these consolidated financial statements.

Hunan Hunan Tongxin Enterprise Co., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006

NOTE 1 - BACKGROUND AND PRINCIPAL ACTIVITIES

Hunan Hunan Tongxin Enterprise Co., Ltd. ("Hunan Tongxin") was established on November 27, 1984 and originally known as Changsha Meihua Automobile Body Factory, a private domestic Chinese automotive supplier based in Changsha City, Hunan Province, the People's Republic of China ("PRC"). In November 2000, Hunan Tongxin completed its stock holding reorganization and changed its name.

Hunan Tongxin is engaged in designing, developing and manufacturing engineered vehicle body structures ("EVBS") for light, medium and heavy duty commercial vehicles in addition to designing, fabricating and testing progressive stamping dies used in the fabrication of EVBS. EVBS consists of complete cab structures and exterior body panels including doors, floor pans,hoods,side panels and fenders. These panels must meet specified dimensions for fit and finishbefore they are assembled together into a body structure and painted.

NOTE 2 - BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of Hunan Tongxin, its subsidiaries and those entities that Hunan Tongxin has determined it has a direct or indirect controlling financial interests. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Nonmarketable investments in which Hunan Tongxin has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

Hunan Tongxin evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R),"Consolidation of Variable Interest Entities" and to assess whether it is the primary beneficiary of such entities. If the determination is made that Hunan Tongxin is the primary beneficiary, then that entity is included in the consolidated financial statements.

Hunan Tongxin owns 50% of the voting rights in Changsha Futianfengjing Bus Co., Ltd.. However,Hunan Tongxin has not been able to control Changsha Futianfengjing Bus Co., Ltd., given that important operational and financial policies have to be approved by shareholders with more than 50% of the voting rights (the only other equity owner owns the remaining 50% of the voting rights), Hunan Tongxin accounted for its investment in Changsha Futianfengjing Bus Co., Ltd. by the equity method.

Changsha Futianfengjing Bus Co., Ltd. owns 80% of the equity interest in Changsha Meihua Vehicle Manufacture Co., Ltd.through Tongxin. On December 25, 2003, Changsha Futianfengjing Bus Co., Ltd.authorized Tongxin, together with other equity holders of Changsha Meihua Vehicle Manufacture Co., Ltd., to enter into an agreement with an individual to handover all the assets used in production and operation of Changsha Meihua Vehicle Manufacture Co.,Ltd.. Based on Changsha Futianfengjing Bus Co., Ltd.'s evaluation, it is not the primary beneficiary of Changsha Meihua Vehicle Manufacture Co., Ltd.. In addition,Changsha Futianfengjing Bus Co., Ltd. also has no significant influence over Changsha Meihua Vehicle Manufacture Co., Ltd. Accordingly, Changsha Futianfengjing Bus Co., Ltd. recorded its investment in Changsha Meihua Vehicle Manufacture Co., Ltd. at cost and subject to periodical review for impairment. As disclosed in Note 20 to the financial statements, Changsha Futianfengjing Bus Co., Ltd. has disposed of its investment in Changsha Meihua Vehicle Manufacture Co., Ltd.at cost on July 4,2007.

(B) USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of Hunan Tongxin to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) REVENUE RECOGNITION

Hunan Tongxin recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is shipped.

Revenue from the sale of goods represents the invoiced value of goods, net of value added tax, sales returns and trade discounts.

(D) SHIPPING AND HANDLING COSTS

Costs incurred by Tongxin for shipping and handling are classified as cost of sales.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, Hunan Tongxin considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of Hunan Tongxin's cash is restricted as to withdrawal. Cash deposits with banks are held in financial institutions in China, which has no federally insured deposit protection. Accordingly, Hunan Tongxin has a concentration of credit risk related to these uninsured deposits.

(F) TRADE ACCOUNTS RECEIVABLE AND THE ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is Hunan Tongxin's best estimate of the amount of probable credit losses in its existing accounts receivable. Hunan Tongxin's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

(G) INVENTORIES

Inventories consist of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labor and a relevant portion of all production overhead expenditures. Slow-moving inventories are periodically reviewed for impairment in value.

(H) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

*  Buildings                                 20 years
*  Machinery                                 10 years
*  Motor vehicles                             5 years
*  Office and computer equipment 5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

(I) CONSTRUCTION IN PROGRESS

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings machinery and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction in progress is transferred to property, plant and equipment and depreciation commences when the asset has been substantially completed and ready for its intended use.

(J) LAND OCCUPANCY RIGHTS

Land occupancy rights are paid to the PRC land bureau and represent payments to the PRC for the right to use the land over the term of the land occupancy agreement. Land occupancy rights are carried at cost and amortized on a straight-line basis over the term of 46 and 50 years.

(K) INVESTMENTS IN INVESTEES

SUBSIDIARIES:

Subsidiaries are those in which Hunan Tongxin has a direct interest of more than 50% of the share capital. Subsidiaries are consolidated from the date on which control is transferred to Hunan Tongxin and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition from third parties and the pooling of interests method is used to account for the acquisition of entities that were under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued and liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of subsidiaries acquired is recorded as goodwill. The excess of fair value of the net assets over the cost of acquisition gives rise to negative goodwill, which reduces the value assigned to certain long-term assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is recognized as extraordinary gain.

ASSOCIATES:

Associates are entities over which Hunan Tongxin generally have between 20% and 50% of the voting rights, or over which Hunan Tongxin has significant influence, but which they do not control. Investments in associates are accounted for by the equity method of accounting. Under this method, Hunan Tongxin's share of the post-acquisition profits or losses of associates is recognized in the statement of operations and comprehensive income/(loss) and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealized gains on transactions between Hunan Tongxin, its subsidiaries and its associates are eliminated to the extent of Hunan Tongxin's interest in the associates, unrealized losses are also eliminated unless the transaction provides evidence of and impairment of the asset transferred. Hunan Tongxin's investments in associates include goodwill on acquisition. When Hunan Tongxin's share of losses in an associate equals or exceeds their interest in the associate,further losses are not recognized, unless Hunan Tongxin has incurred obligations or made payments on behalf of the associates.

(L) IMPAIRMENT OF LONG-LIVED ASSETS

Whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, Hunan Tongxin evaluates the recoverability of the net carrying value of its property, plant and equipment and its intangible assets by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would be the difference between the carrying amounts and the fair value of these assets. A loss on impairment would be recognized by a charge to earnings.

(M) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

The Renminbi ("RMB"), the national currency of China, is the primary currency of the economic environment in which the operations of Hunan Tongxin are conducted. Hunan Tongxin uses the United States dollar for financial reporting purposes.

Hunan Tongxin translates assets and liabilities into United States dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from RMB into U.S.dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss). Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

(N) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent Hunan Tongxin concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of income in the financial year that includes the enactment date.

(O) VALUE ADDED TAX

Hunan Tongxin is subject to value added tax ("VAT") imposed by Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from Hunan Tongxin and the input VAT is paid when Hunan Tongxin purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Pursuant to EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", Hunan Tongxin has elected to present revenue on net basis (net of VAT) within the statements of operations.

(P) WARRANTY

Hunan Tongxin provides warranties on its products, for terms of from three to twelve months. Warranty costs are estimated based on historical experience and are accrued.

(Q) RECENT ACCOUNTING PRONOUNCEMENTS

Hunan Tongxin does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on their consolidated financial position, results of operations, or cash flows.

(R) EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings
(loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

NOTE 4 - ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

Accounts and notes receivable as of December 31, 2005 & 2006 consist of the following:

                                      December 31
                                  2005            2006
                                --------        ---------
Trade accounts receivable       $ 12,882        $  19,773

Less: Allowance for
 doubtful accounts                (4,017)          (4,688)
                                --------        ---------
                                   8,865           15,085
Notes receivable                   1,885            1,531
                                --------        ---------
                                  10,750           16,616

Changes of the allowance for doubtful accounts for 2005 and 2006 are as follows:

                                       December 31
                                  2005            2006
                                --------        ---------
Balance at beginning of year    $  4,247        $   4,017

Translation difference               104              145

Add: Charge (written back)
 to statements of operations        (334)            (526)

Balance at end of year             4,017            4,688
                                --------        ---------

Notes receivable represent amounts due from customers. As of December 31, 2006, $1,885 of these notes receivable were guaranteed by financial institutions (as of December 31, 2005, $1,531). These notes bear no interest and generally mature within six months from the date of issuance. As of December 31, 2006, no trade receivables were pledged for bank loan arrangements (as of December 31, 2005:
Nil).

NOTE 5 - INVENTORIES

Inventories as of December 31, 2005 & 2006 consist of the following:

                                      December 31
                                  2005            2006
                                --------        ---------
Raw materials                   $  4,248        $   4,806

Work in progress                   2,918            2,732

Finished goods                       341            1,233
                                --------        ---------
Total                              7,507            8,771

As of December 31, 2006, no inventories were used as collateral for bank loan arrangements (as of December 31, 2005: Nil).

NOTE 6 - OTHER RECEIVABLES

Other receivables as of December 31, 2005 & 2006 consist of the following:

                                      December 31
                                  2005            2006
                                --------        ---------
Receivables from transporters   $    297        $     154

Receivables from shareholders         50              -0-

Staff advances                       219              189

Advanced payment for land
 occupancy right                   2,201              -0-

Others                               356            1,132
                                --------        ---------
                                   3,123            1,475
Less:Allowance for doubtful
accounts                            (283)            (311)
                                --------        ---------
                                   2,840            1,164

Receivables from transporters consist of advances to transporters for purchase of trucks and operating expenses. These advances are subject to annual interest rate of 5.40% (2005: 5.4 %) and they are recoverable through offsetting against future transportation fees.

Receivables from shareholders are contribution to pension fund made on behalf of theshareholders, who are also employees of Hunan Tongxin. These amounts are recoverable through a deduction of future dividend distribution to these shareholders.

Staff advances consist of advances to employees for expenses to be incurred in the normal course of business of Hunan Tongxin and advanced salary payment to employees.

NOTE 7 - INVESTMENTS IN OPERATING BUSINESSES

Investments as of December 31, 2005 & 2006 consist of the following:

                                                                 Equity in
                                          Interest  Investment   Investee
December 31, 2005                           Held      At Cost     Company     Subtotal
-----------------                         --------  ----------   ---------    --------
Equity Method

*Changsha Futianfengjing Bus Co.,Ltd          50%   $    1,561   $    (966)   $   595

Cost Method Jiangbei Credit Union              1%          114         -0-        114

Hunan Xingsha Credit Warranty Co., Ltd.        1%           62         -0-         62
                                          ------    ----------   ---------    -------
Total                                                    1,737        (966)       771

                                                                 Equity in
                                          Interest  Investment   Investee
December 31, 2005                           Held      At Cost     Company     Subtotal
-----------------                         --------  ----------   ---------    --------
Equity Method

*Changsha Futianfengjing Bus Co.,Ltd          50%   $    1,613   $    (998)   $    615

Cost Method Jiangbei Credit Union              1%          118         -0-         118

Hunan Xingsha Credit Warranty Co., Ltd.        1%           64         -0-          64
                                          ------    ----------   ---------    --------
Total                                      1,795          (998)        797

-----------
* This company is not audited by LehmanBrown LU Hua CPA Firm.

On December 31, 2006, Hunan Tongxin performed an impairment review for its investment in Changsha Futianfengjing Bus Co., Ltd.. Given that Hunan Tongxin's share of net assets in Changsha Futianfengjing Bus Co., Ltd. as of December 31, 2006 is higher than the carrying value, Hunan Tongxin believes that its investment in Changsha Futianfengjing Bus Co., Ltd. is not impaired as of that date.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

Property, plant & equipment as of December 31, 2005 & 2006 consists of the following:

                                        December 31
                                     2005         2006
                                    --------    --------
Buildings                           $  8,072    $  8,751

Machinery                             13,654      17,987

Motor vehicles                           284         322

Office and computer equipment            411         456
                                    --------    --------
                                      22,421      27,516
Less:Accumulated depreciation         (5,738)     (8,034)
                                    --------    --------
Property, plant and equipment,net     16,683      19,482

Construction in progress                 405         701
                                    --------    --------
                                      17,088      20,183

The depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $1,306, $1,677 and $2,296, respectively.

As of December 31, 2006, certain machinery and buildings with an aggregate carrying value of $2,736 were used as collateral for short-term loan arrangements (as of December 31, 2005:$2,827) (see Note 12).

As of December 31, 2006, certain machinery and buildings with an aggregate carrying value of $1,945 were used as collateral for long-term loan arrangements (see Note 13).

NOTE 9 - LAND OCCUPANCY RIGHTS

                                        December 31
                                  2005                2006
                                 -------              ------
Land occupancy rights            $ 1,871              $1,932

Less:Accumulated amortization        (35)                (73)
                                 -------              ------
Land occupancy rights, net         1,836               1,859

For the year ended December 31, 2006, amortization of $38 (for the year ended December 31,2005: $36) was recorded.

As of December 31, 2006, land occupancy rights with carrying value totaling $135 was used as collateral for a long-term loan.

NOTE 10 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2005 & 2006 consist of the following:

                                 December 31
                               2005     2006
                              ------   ------
Advances from customers       $3,381   $2,705

Payable to employees             557      308

Deposit                          553      489

Advances                         825    1,234

Accrued expenses                 114      434

Interest payable                 716      731

Accrued payroll and welfare    1,030    1,292

Other payables                   438      447
                              ------   ------
                               7,614    7,640

Advances from customers are amounts received in advanced from customers for future delivery of goods from Hunan Tongxin.

NOTE 11 PROVISION FOR PRODUCT WARRANTY


A analysis of the provision for product warranty for the years ended December 31,2005 and December 31, 2006 is as follows:


                                                          December 31
                                                     2005             2006
                                                  -----------    -------------
Balance at beginning of year                      $        12    $          26

Allowance charged to earnings                              86              125

Less: Amount utilized                                     (72)             (97)
                                                  -----------    -------------
Balance at end of year                                     26               54
                                                  ------------   -------------

NOTE 12 - SHORT-TERM LOANS

The following summarized list represents short-term loans at December 31, 2005 and 2006:

(Renminbi denominated loans)
Changsha Agricultural Bank of China

     December 31, 2005           Maturity date      $'000     Interest rate
----------------------------     -------------    ---------   -------------
Short-term loan I                   02/02/2006    $     310          6.138%
Short-term loan II                  07/18/2006          744          6.138%
Short-term loan III                 09/09/2006        1,611          6.138%
Short-term loan IV                  10/31/2006          372          6.138%
Short-term loan V                   11/24/2006          991          6.138%
Short-term loan VI                  12/05/2006        2,478          6.138%

Jiangbei Credit Union
Short-term I                        11/30/2006        2,478          6.525%
Short-term II                       12/31/2006        1,239          6.525%

Agricultural Bank of China
Ziyang Branch
Short-term loan I                   11/20/2006          991          6.696%
Loans from other individuals                          5,841          5.400%
                                                  ---------
                                                     17,055
Loans from shareholders                                 673          5.400%
                                                  ---------
                                                     17,728

(Renminbi denominated loans)
Changsha Agricultural Bank of China


December 31, 2006                Maturity date      $'000     Interest rate
----------------------------     -------------    ---------   -------------
Short-term loan I                   03/22/2007    $     320          6.138%
Short-term loan II                  04/21/2007        2,561          6.138%
Short-term loan III                 05/26/2007        2,561          6.435%
Short-term loan IV                  11/27/2007        1,281          7.344%
Short-term loan V                   09/30/2007          961          7.344%

Jiangbei Credit Union
Short-term I                        02/21/2007          256          6.510%
Short-term II                       02/21/2007          256          6.510%
Short-term III                      02/21/2007          256          6.510%
Short-term IV                       01/31/2007        1,281          6.525%

Agricultural Bank of China
Ziyang Branch
Short-term loan I                   08/27/2007        1,921          6.732%
Short-term loan II                  11/29/2007        1,024          6.732%

Loans from other individuals                          2,462          5.400%
                                                  ---------
                                                     15,140
Loans from shareholders                               5,179          5.400%
                                                  ---------
                                                     20,319

Weighted average interest rate for short-term loans as of December 31, 2006 is 6.267% (as of December 31, 2005: 5.979%).

As of December 31, 2005, $6,506 of Agricultural Bank of China's short-term loans were secured by buildings of Hunan Tongxin with carrying amount of $2,827 and buildings owned by Changsha Meihua Vehicle Manufacture Co., Ltd.

As of December 31, 2005, $991 of Agricultural Bank of China Ziyang Branch's short-term loans was secured by land occupancy right of Ziyang with carrying amount of $626.

As of December 31, 2006, $7,684 of Agricultural Bank of China's short-term loans were secured by buildings of Hunan Tongxin with carrying amount of $2,736 and buildings owned by Changsha Meihua Vehicle Manufacture Co., Ltd.



As of December 31, 2006, $1,024 of Agricultural Bank of China Ziyang Branch's short-term loans were secured by land occupancy right of Ziyang with carrying amount of $633.

As of December 31, 2006, $1,921 of Agricultural Bank of China Ziyang Branch's short-term loans were guaranteed by Hunan Tongxin.

Fair market value of the assets collateralizing these credit facilities amounted to $26,938.

As of December 31, 2006, there was no un-used line of credit amounted to $4,676 for Hunan Tongxin (as of December 31,2005: $3,719).

NOTE 13 - LONG-TERM LOANS

Long-term loans as of December 31, 2006 (as of December 31, 2005: Nil) consists of the following:

                                              December 31, 2006
                                 Maturity Date     US $'000    Interest Rate
                                 -------------    ---------    -------------
Changsha Xingcheng
Construction
Investment Co., Ltd             (a) 29/06/2009    $   2,561         6.03%
Changsha Jiangbei
Rural Credit Cooperative        (b) 25/06/2008        1,409         9.18%
                                                  ---------
Total                                                 3,970

As of December 31, 2006, Hunan Tongxin has obtained long-term loans totaling US$3,970 from Changsha Xingcheng Construction Investment Co., Ltd. ("CXCI") and Changsha Jiangbei Rural Credit Cooperative ("CJRCC"). These loans are collateralized by the buildings and land occupancy rights of Hunan Tongxin. As of December 31, 2006, $2,080 of buildings and land occupancy right was pledged as collateral.

Fair market value of the assets collateralizing these credit credit facilities amounted to $16,815.

Future repayments for the long-term loans for the years subsequent to the balance sheet date are as follows:

Repayable by            Total
------------           ------
2008                    1,409
2009                    2,561
                       ------
                        3,970

As of July 05, 2007, Hunan Tongxin has repaid the loan from CXCI.

NOTE 14 - LONG-TERM PAYABLE

                                                  December 31
                                             2005           2006
                                            -------        -------
Reserve fund for employees                  $     5        $    13
                                            -------        -------
                                            $     5        $    13

Payable to employees representing a portion of salaries payable for technical employees. According to the terms of the labor contract entered into with these technical employees, Hunan Tongxin withholds 25% of their monthly salary. This amount is payable upon expiry of the labor contracts.

NOTE 15 RESERVES

The Company's attributable share in the statutory reserves of Hunan Tongxin and its subsidiaries for the three years ended December 31, 2006 is as follows:

                                 Years Ended December 31,
                                 2004     2005     2006
                                ------   ------   -------
Statutory genearl reserve

Balance at January 1            $  193   $  345   $   500

Transfer from consolidated
 statements of income              152      155       167

Transfer from statutory
 public welfare fund               -0-      -0-       417
                                ------   ------   -------
Balance at December 31             345      500     1,084
                                ------   ------   -------
Statutory public welfare fund

Balance at January 1            $  201   $  331   $   417

Transfer from consolidated
statements of income               130       86       -0-

Transfer from statutory
 public welfare fund               -0-      -0-      (417)
                                ------   ------   -------
Balance at December 31
                                   331      417       -0-
                                ------   ------   -------
General surplus reserve

Balance at January 1 and
 December 31                       529      529       529
                                ------   ------   -------
Capital surplus

Balance at January 1 and
 December 31                       246      246       246
                                ------   ------   -------
Total                            1,451    1,692     1,859
                                ------   ------   -------

Notes:

(i) In accordance with the relevant regulations in China, Hunan Tongxin is required to provice certain statutory reserves that are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. These reserves are not distributable in the form of cash dividends.

(ii) In accordance with the relevant regulations in China, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the registered capital of the company. Statutory general reserve can be used to make good previous years' losses, if any, and may be converted into capital by increasing the paid-in capital, provided that the reserve balance after such conversion is not less than 25% of the registered capital.

(iii)Prior to 2006, Hunan Tongxin shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Tongxin's employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses.

Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, Hunan Tongxin is required to cease to draw the statutory public welfare fund from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the Implementation of "Company Law" issued by the Ministry of Finance of the PRC on March 15, 2006, Hunan Tongxin transferred the statutory public welfare fund balance as at the December 31, 2005 into the statutory general reserve.

(iv) In addition to statutory general reserve and statutory public welfare fund, Hunan Tongxin had made additional appropriation of net profit to a general surplus reserve. This general surplus reserve can be used to make good previous years' losses, if any, and may be converted into capital by increasing the paid-in capital, provided that the reserve balance after such conversion is not less than 25% of the registered capital.

(v) Capital surplus, arising from waiver of debt by a creditor, can be used to increase the paid-in capital.

NOTE 16 - INCOME TAXES

Hunan Tongxin is subject to the PRC Income Tax Laws applicable to domestic enterprises. Hunan Tongxin is subject to income tax rate of 33% in 2004, 2005 and 2006, which comprised 30% state income tax and 3% local income tax. The PRC income tax rate applicable to Hunan Tongxin's subsidiaries is 15% to 33% in 2004, 2005 and 2006.

The income tax expense in the consolidated statements of income consists of:

                                Years Ended December 31,
                                 2004     2005     2006
                                ------   ------   -------
Income taxes:
Current                         $  569   $  424   $ 3,118

Deferred                          (145)     103      (179)
                                ------   ------   -------
                                   424      527     2,939

A reconciliation of the difference between the effective income tax rate and the statutory income tax rate is as follows:

                                    Years Ended December 31,
                                2004       2005           2006
                                -----      -----          ----
Statutory income tax rate         33%         33%           33%

Preferential tax policy           19%        (24)%          (2)%

Permanent tax difference          43%         26%            3%

Overpayment of taxes              91%          8%          -0-

Unrealized profit (loss)          -0-         (2)%           4%

Tax incentive for purchase
 of domestically produced
 machinery                        -0-        -0-            (4)%
                                -----      -----          ----
Effective income tax rate         (82)%       41%           34%

The tax effects of temporary differences that have given rise to the deferred income tax assets consist of the following:

                                       Years Ended December 31,
                                          2005         2006
                                       ---------     -------
Allowance for doubtful accounts         $ 1,415      $ 1,644

Less: Valuation allowance                   -0-          -0-
                                        -------      -------
Net deferred tax assets                 $ 1,415      $ 1,644


NOTE 17 - RELATED PARTY RELATIONSHIP AND TRANSACTIONS

(a) Relationship

Name of the related party                       Relationship with Hunan Tongxin
----------------------------------              -------------------------------
Hunan Tongxin Development and                   Controlled by a family
Construction Co., Ltd.                          member of the major
                                                shareholder of Hunan Tongxin

Changsha Meihua Vehicle                         Controlled by a family
Manufacture Co., Ltd.                           member of the major
                                                shareholder of Hunan Tongxin

(b) Significant outstanding balances with the related

parties as of December 31, 2005 and 2006 are as follows:

(i) Short-term loans from shareholders

                                           Years Ended     December 31,
                                              2005             2006
                                           -----------     ------------
Loans from shareholders                    $       673     $      5,179

Short-term loans from shareholders are unsecured, with no fixed repayment term and carry interest rate of 5.40% (2005: 5.40%) per annum.

(ii) Other receivables

                                          Years Ended        December 31,
                                             2005                2006
                                         ------------        ------------
Changsha Meihua Vehicle
 Manufacture Co., Ltd.                    $     5,316         $     5,113

Hunan Hunan Tongxin Development
 and Construction Co., Ltd.                       -0-               3,127
                                          -----------         -----------
                                          $     5,316         $     8,240

These other receivables from related parties are not secured and have no fixed payment term.
`
(c) Significant transactions with the related parties during the years ended December 31, 2005 and 2006 are as follows:

(i) Sales of goods to

                                                During fiscal
                                               2005          2006
                                            ----------   ----------
Changsha Meihua Vehicle
 Manufacture Co., Ltd.                       $ 1,713       $ 1,908


(ii) Purchases of goods from

                                                 During fiscal
                                               2005        2006
                                            ----------   ----------
Changsha Meihua Vehicle
 Manufacture Co., Ltd.                        $ 9,030     $ 4,808

NOTE 18 - CONCENTRATION OF CREDIT RISKS

The following table summarizes the percentage of revenues from continuing operation from the top 5 customers for the years ended 2006 and December 31, 2005:

                      2005     2006
                     ------   ------
Customer A              11%       8%

Customer B               9%       8%

Customer C               4%       6%

Customer D               4%       5%

Customer E               4%       4%
                     -----    -----
                        32%      31%

NOTE 19 - COMMITMENTS

Capital expenditure commitments

At December 31, 2006, Hunan Tongxin has the following commitments:

                                                                     2006
                                                                 ----------
Authorized but not contracted for:

Improvement to existing production facilities                    $      430
                                                                 ----------

NOTE 20 - SUBSEQUENT ENENTS

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT law"), which is effective from January 1, 2008. Subject to detailed measures and other related regulations concerning computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions,Hunan Tongxin is currently evaluating the impact of the new CIT law, and will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

On July 4, 2007, Changsha Futianfengjing Bus Co., Ltd.disposed of its investment of 80% equity interest in Changsha Meihua Vehicle Manufacture Co., Ltd. at cost.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 132 of the BVI Business Companies Act ("BCA") generally provides for indemnification and permits a company to obtain insurance. The Memorandum of Association of the Registrant follows the statute. The Registrant intends to obtain director and officer insurance at the consummation of the acquisition of Hunan Tongxin

     The following is a statement of Section 132 of the BCA, as amended by
Section 67 of the BCA Amendment Act:

INDEMNIFICATION.

     (1) Subject to subsection (2) and its memorandum or articles, a company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

     (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or

     (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

     (2) Subsection (1) does not apply to a person referred to in that subsection unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

     (2A) For the purposes of subsection (2), a director acts in the best interests of the company if he acts in the best interests of:

     (a) the company's holding company; or

     (b) a shareholder or shareholders of the company;

     in either case, in the circumstances specified in section 120(2), (3) or
(4), as the case may be;

     (3) The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

     (3A) Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company in accordance with subsection (1).

     (3B) Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the company in accordance with subsection (1) and upon such other terms and conditions, if any, as the company deems appropriate.

     (3C) The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person's official capacity and as to acting in another capacity while serving as a director of the company; and

     (4) If a person referred to in subsection (1) has been successful in defense of any proceedings referred to in subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

     (5) A company shall not indemnify a person in breach of subsection (2) and, any indemnity given in breach of that section is void and of no effect.

     The following is a statement of Section 133 of the BCA, as amended by
Section 68 of the BCA Amendment Act:

INSURANCE.

     A company may purchase and maintain insurance in relation to any person, who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132.

 UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Michigan, on the 7th day of November, 2007.

                                     ASIA AUTOMOTIVE ACQUISITION
                                     CORPORATION

                                     By: /s/ William R. Herren
                                         ------------------------------------
                                         William R. Herren
                                         Chairman of the Board and Director
                                         (Principal Executive Officer

                                         /s/ Rudy Wilson
                                         ------------------------------------
                                         Rudy Wilson
                                         Chief Executive Officer and Director
                                         (Principal Executive Officer)

                                         /s/ Dr. David J. Brophy
                                         ------------------------------------
                                          Dr. David J. Brophy
                                         Chief Financial Officer and Director
                                         (Principal Financial Officer

                                         /s/ Donald L. Runkle
                                         ------------------------------------
                                         Donald L. Runkle
                                         Special Advisor and Director

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rudy Wilson and William R. Herren his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            NAME                                  POSITION                       DATE
------------------------------    ------------------------------------    ---------------------
/s/ William R. Herren             Chairman of the Board of Directors      November 7, 2007
------------------------------    (Principal Executive Officer)
William R. Herren

/s/ Rudy Wilson                   Chief Executive Officer and Director    November 7, 2007
------------------------------    (Principal executive officer)
Rudy Wilson

/s/ Dr. David J. Brophy           Chief Financial Officer, and Director   November 7, 2007
------------------------------    (Principal Financial Officer
Dr. David J. Brophy

/s/ Donald L. Runkle              Special Advisor and Director            November 7, 2007
------------------------------
Donald L. Runkle

KING&WOOD PRC LAWYERS

40th Floor, Office Tower A, Beijing Fortune Plaza,
7 Dongsanhuan Zhonglu
Chaoyang District, Beijing 100020, China

                          KING AND WOOD OPINION LETTER

To: Asia Automotive Acquisition Corporation
    199 Pierce Street, Suite 202, Birmingham, Michigan 48009

RE: Hunan TX Enterprise Co., Ltd.

November 6, 2007

Ladies and Gentlemen:

We are qualified lawyers of the People's Republic of China ("PRC") and as such are qualified to issue this opinion on the PRC laws, regulations, rules, orders, decrees, guidelines or notices effective as at the date hereof. We have acted as PRC legal counsel for Hunan TX Enterprise Co., Ltd. (the "Company"), a company incorporated under the PRC laws.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the PRC. This opinion is to be governed by and construed in accordance with the laws of the PRC and is limited to and is given on the basis of the current law and practice in the PRC.

This opinion is delivered to you with respect to the legality of the Company and the Equity Acquisition transaction.

For the purposes of this opinion, we have examined such corporate records, certificates and other documents, and such questions of law, as we consider necessary or appropriate. In examining these documents, we have made the following assumptions:

(a) that all documents provided to us as originals are authentic and all documents submitted to us as copies conform to their originals;

(b) that all documents have been validly authorized, executed and delivered by all of the parties thereto, and

(c) that the signatures, seals and chops on the documents submitted to us are genuine.

Based on the foregoing examinations and assumptions and our review of the relevant documents, we are of the opinion that:

1. The Company has been duly incorporated and validly exists as a limited liability company and is in good standing under the PRC laws. The Company is an independent legal person. The Articles of Association of the Company, the business license and other constitutive documents of the Company comply with the applicable requirements of the PRC laws, including the PRC Company Law and are in full force and effect.

2. The Company has three wholly owned subsidiaries, Hunan TX Mould Manufacturing Co., Ltd., Zhucheng TX Autobody Co., Ltd., and Hunan TX Ziyang Autobody Co., Ltd. Each of the subsidiaries has been duly incorporated and is validly existing limited liability company and is in good standing under the PRC laws, with all necessary legal right, power, corporate authority to own, use, lease and operate its assets and conduct its business. Each of the subsidiaries has the status of an independent legal person. The Articles of Association, the business license and other constitutive documents of each subsidiary comply with the requirements of applicable PRC laws and are in full force and effect.

3. With respect to the Equity Acquisition Agreements regarding the acquisition of the Company made by Asia Automotive Acquisition Corporation ("AAAC"):

  (a) AAAC acquired 100% equity interest in the Company from certain Chinese citizens pursuant to the Equity Acquisition Agreement dated July 24, 2007, for which an approval from the competent local delegate agency of the PRC Ministry of Commerce was obtained on August 9, 2007, evidenced by a certificate of foreign investment approval dated August 9, 2007, in proper form and content, true and accurate.

  (b) The acquisition by AAAC of the foregoing equity interests in the Company did not conflict with any applicable laws, rules, regulations, ordinances, codes or other obligations of any governmental body in the PRC.

  (c) The acquisitions by AAAC of the equity interests in the Company was duly authorized by all necessary actions on the part of the Company and their equity holders.

This opinion is addressed to AAAC in connection with the transaction of acquisition of the Company.

Yours faithfully

/s/ King and Wood PRC Lawyers
----------------------------------------
    King and Wood PRC Lawyers

LehmanBrown

6/F Dongwai Diplomatic Office building
23 Dongzhimenwai Dajie
Beijing 100600, China


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Hunan Tongxin Enterprise Co., Ltd.
Changsha Hunan Province the People's Republic of china



We consent to the use in this Registration Statement on Form S-4/A of our report dated July 31, 2007, relating to the financial statements of Hunan Tongxin Enterprise Co., Ltd., and its subsidiaries, and to the reference to our Firm under the caption "Experts" in the Form S-4/A.



/s/ LehmanBrown Lu Hua CPA Firm
    Beijing, China




November 07, 2007

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Asia Automotive Acquisition Corporation on Form S-4/A of our report, dated March 2, 2007, of Asia Automotive Acquisition Corporation (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 20, 2005 (date of inception) through December 31, 2005, for the year ended December 31, 2006 and the period from June 20, 2005 (date of inception) through December 31, 2006. We also consent to the reference to us under the heading "Experts" in such Registration Statement.



                          /s/ Rothstein, Kass & Company, P.C.



Roseland, New Jersey
November 6, 2007